Form 20-F
period 2025-12-31
ChowChow Cloud International Holdings Ltd
filed 2026-05-15
CIK 2041829

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF

1934

Date of event requiring this shell company report……………….

Commission File Number: 001-42839

ChowChow Cloud International Holdings Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

8/F, Kwok Kee Group Centre,

107 How Ming Street, Kwun Tong,

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Yee Kar Wing, Chief Executive Officer

+852 3461 3788

8/F, Kwok Kee Group Centre,

107 How Ming Street, Kwun Tong,

Kowloon, Hong Kong

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	CHOW	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,490,000 Ordinary Shares, par value $0.0001 per share, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by ChowChow Cloud International Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands. Unless otherwise indicated, “we,” “us,” “our,” the “Group” and similar terminology refer to ChowChow Cloud International Holdings Limited and its subsidiaries.

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this Report may include, for example, statements about:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; and

●	other assumptions described in this Report underlying or relating to any forward-looking statements.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

This Report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

ii

INTRODUCTION

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations are conducted by our indirect wholly-owned subsidiary, Sereno Cloud Solution HK Limited (“SCS”), in Hong Kong, a special administrative region of the People’s Republic of China (the “PRC”).

Our consolidated financial statements are presented in U.S. dollars. All references in this Report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “ours,” and “the Group” refer to ChowChow Cloud International Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands, and its subsidiaries. In addition, in this Report:

●	“AI” refers to artificial intelligence, the technology that enables computers and machines to simulate human learning, comprehension, problem solving, decision making, creativity and autonomy;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“cloud computing” refers to the on-demand access of computing resources, such as physical servers or virtual servers, data storage, networking capabilities, application development tools, software, AI-powered analytic tools, over the Internet with pay-as-you-go pricing;

●	“cloud managed services” refers to the complete or partial management and control of a client’s cloud resources;

●	“cloud solutions” refers to a service that provides various computing resources, such as storage, applications, and processing power, over the Internet;

●	“HK$” or “HKD” refer to Hong Kong dollar(s), the legal currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hybrid cloud” refers to a combination of public and private clouds connected to each other by technology that allows data and applications to be shared between them;

●	“Infrastructure as a service” or “IaaS” refers to the type of cloud computing service that offers essential compute, storage, and networking resources on demand, on a pay-as-you-go basis;

●	“IT” refers to information technology;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this Report only;

●	“Ordinary Shares” refer to our ordinary shares, par value US$0.0001 per share;

●	“PRC government” or “Chinese government” refers to the government and governmental authorities of Mainland China for the purposes of this Report only;

●	“Private cloud” refers to cloud computing resources used exclusively by a single business or organization refers to clouds owned and operated by third-party cloud service providers, which deliver computing resources such as servers and storage over the Internet to many different companies;

●	“Public cloud” refers to clouds owned and operated by third-party cloud service providers, which deliver computing resources such as servers and storage over the Internet to many different companies;

●	“R&D” refers to research and development;

●	“SCS” refers to Sereno Cloud Solution HK Limited, a Hong Kong company; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our revenues, operating income and cash flows are likely to fluctuate.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the geographic locations of our clients or the locations where services are rendered; (iv) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (v) the length of billing and collection cycles and changes in amounts that may become uncollectible; (vi) changes in the frequency and complexity of government regulatory and enforcement activities; (vii) business and asset acquisitions; (viii) fluctuations in the exchange rates of various currencies against the U.S. dollar; (ix) fee adjustments upon the renewal of expired service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy; and (x) economic factors beyond our control.

The results of different segments and practices may be affected differently by the above factors. The positive effects of certain events or factors on certain segments and practices may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business. In addition, our mix of practice offerings adds complexity to the task of predicting revenues and results of operations and managing our staffing levels and expenditures across changing business cycles and economic environments.

Our results are subject to seasonal and other similar factors. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected.

We have been expanding, and plan to continue to expand, the nature and scope of our solution and service offerings. The success of our expanded solution and service offerings depends, in part, upon demand for such solutions and services by new and existing clients and our ability to meet their demand in a cost-effective manner. We may face a number of challenges in expanding our solution and service offerings, including:

●	acquiring or developing the necessary expertise;

●	maintaining high-quality control and process execution standards;

●	maintaining productivity levels and implementing necessary process improvements;

●	controlling costs and expenses; and

●	successfully attracting existing and new clients for new solutions and services we develop.

A failure by us to effectively manage the growth of our solution and service portfolio could damage our reputation, cause us to lose business and adversely affect our results of operations. In the event that we are unable to successfully grow our service portfolio, we could lose our competitive edge in providing our existing managed services, since significant time and resources that are devoted to such growth could have been utilized instead to improve and expand our existing solutions and services.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. Our top three customers in the fiscal years ended December 31, 2023, 2024 and 2025 accounted for approximately 62.2%, 38.2% and 35.6% of our total revenue, respectively.

Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our solutions and services that will be generated by these customers or the future demand for our solutions and services by these customers in the marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our solutions and services, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our largest customers terminates the purchase of our solutions and services, such termination would materially negatively affect our revenues, results of operations and financial condition.

Many of our customers have entered into short-term contracts, with terms of one year or less, which do not provide for automatic renewal and require the customer to opt-in to extend the term. Our customers have no obligation to renew, upgrade, or expand their agreements with us after the terms of their existing agreements have expired. If one or more of our customers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers elect not to renew their contracts with us; or if our customers renew their contractual arrangements with us for shorter contract lengths or for a reduced scope; our business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.

We depend on a small number of key suppliers for continued provision of our services.

Our purchases are concentrated among a small number of suppliers. In the fiscal years ended December 31, 2023, 2024 and 2025, our top five suppliers accounted for approximately 90.9%, 88.3% and 73.9% of our total purchases, respectively. If any of these suppliers were to reduce or cease their business with us, it could have a material adverse impact on our financial condition and results of operations.

We have taken steps to mitigate its supplier concentration risk by planning to diversifying the pool of suppliers and developing long-term relationships with our key suppliers. However, in the foreseeable future, we remain exposed to supplier concentration risk, and any significant changes in the business of our key suppliers could have a material adverse impact on our business.

We are exposed to the credit risks of our customers.

Our financial position and profitability are dependent on our customers’ creditworthiness. Thus, we are exposed to our customers’ credit risks. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in Hong Kong, in particular the risk of monetary and fiscal policies to address inflation, businesses in Hong Kong are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers and borrowers, an increase in accounts receivable aging and/or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers or borrowers, our cash flows and financial results would be adversely affected.

We rely on a limited number of vendors. A loss of any of these vendors could significantly negatively affect our business. This reliance on a limited number of vendors increases our risks, since it does not currently have proven reliable alternatives or replacement vendors beyond these key vendors. If we experience a significant increase in demand of our solutions and services, or if we need to replace an existing vendor, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver solutions and services to customers in a timely manner. Identifying and approving suitable vendors could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant vendor would have an adverse effect on our business, financial condition and results of operations. In addition, our vendors may face supply chain risks and constraints of their own, which may impact the availability and pricing of our solutions and services as well as our gross margins.

Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

Our financial forecasts are dependent on estimates and assumptions regarding budget and planning data, market growth, foreign exchange rates and our ability to generate sufficient cash flow to reinvest in the business, fund internal growth, and meet our debt obligations. Our financial projections are based on historical experience and on various other assumptions that our management believes to be reasonable under the circumstances and at the time they are made. However, if our external and internal information is inadequate, our actual results may differ materially from our forecasts and cause us to make inappropriate financial decisions. Any material variation between our financial forecasts and our actual results may also adversely affect our future profitability, stock price and stockholder confidence.

We may fail to innovate or create new solutions which align with changing market and customer demand.

As a provider of integrated solutions, primarily consisting of digital transformation consulting services, professional IT services, AI-powered proactive cloud managed services and IT infrastructure solutions, we expect to encounter some of the challenges, risks, difficulties, and uncertainties frequently encountered by companies providing such solutions and services in rapidly evolving markets. Some of these challenges include our ability to increase the total number of users of our services or adapt to meet changes in our markets and competitive developments. Our personnel must continually stay current with vendor and marketplace technology advancements, create solutions which may integrate evolving vendor products and services as well as solutions and services we provide, to meet changing marketplace and customer demand. Our failure to innovate and provide value to our customers may erode our competitive position and market share and may lead to a decrease in revenue and financial performance.

In all of our markets, some of our competitors have greater financial, technical, marketing, and other resources than we do. In addition, some of these competitors may be able to respond more quickly to new or changing opportunities, technologies, and customer requirements. Many current and potential competitors engage in more extensive promotional marketing and advertising activities, offer more attractive terms to customers, and adopt more aggressive pricing and credit policies than we do. We may not be successful in achieving revenue growth, which may have a material adverse effect on our future operating results as a whole.

Our business may face risks of clients’ default on payment.

Some of our clients may be exposed to potential financial distress, facing complex challenges, being involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recessions. Such clients may not have sufficient funds to continue operations or to pay for our services. We do not usually enter into written business contracts with clients before we begin performing services. In the cases where the clients do not make upfront payment to our invoices, we face a risk of potential default on payment by our clients.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different segments, practices or services, including periods of rapid or declining growth. Periods of rapid expansion may strain our management team or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth and being profitable as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that we could experience from losing valued professionals and their industry expertise and clients.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of our current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or solution or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.

We operate in an industry which is subject to regulation and may requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our customers include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable to our business activities. If we fail to comply with the regulatory requirements, we may encounter the risk of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

Use of AI in our operations poses inherent risks and could adversely affect our results of operations, reputation and brand.

We have and are continuing to incorporate AI on our platforms for data collection, incident categorization, root cause analysis, and predictive incident management, among others. These are critical to our current business plan and our future business plan. If the output from these services is deemed to be inaccurate or questionable, we may not be able to rely on the use of AI for our Platform. Without the use of AI for our platforms, we will lose a number of the competitive advantages that we believe we have as compared to our competitors, which could lead to a loss in revenue. Such inaccurate or questionable information could also lead to a loss in our reputation and brand, which could further affect our results of operations. We may also be subject to litigation in the event that such inaccurate or questionable causes damage to one of our customers.

Use of AI in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our business.

Because AI is a developing technology in its nascency, legal frameworks for AI governance are in their infancy quickly developing, and unpredictable. The misuse of AI raises new ethical issues and poses a number of risks that cannot be fully mitigated. Using AI while the technology is still developing may expose us to additional liability, reputational harm, and threats of litigation, particularly if the AI we adopt produces errors, intellectual property infringement or misappropriation, data privacy or cybersecurity issues, or otherwise does not function as intended.

The emergence of AI in recent years has also prompted lawmakers to consider regulation of AI. These regulations may impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, the AI regulatory landscape in Hong Kong is still somewhat fragmented. There is currently no overarching legislation regulating the use of AI in Hong Kong. The Hong Kong authorities have relied on existing legislation with sector-specific guidelines from regulators, such as the Hong Kong Monetary Authority and the Securities and Futures Commission of Hong Kong, to address the risks and challenges posed by AI. As AI technology continues to develop, Hong Kong may impose additional rules, regulations and industry standards governing the use of AI in the future.

As of the date of this Report, the legislation in the jurisdictions in which we operate does not have a material impact on our operations. However, there can be no assurance that the legislation in the jurisdictions in which we operate will not have a material impact on our operations in the future.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

Our business involves the storage and transmission of proprietary information and sensitive or confidential data, including personal information of its employees, customers and others. In addition, in connection with our services business, some of our employees may have access to our customers’ confidential data and other information stored on certain data centers.

We have privacy and data security policies in place that are designed to prevent security breaches and we have employed substantial resources to develop our security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which we share confidential information with grows, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks. Cyber-attacks may target us, our suppliers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our solutions, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

Our own confidential and proprietary information and that of our clients could be compromised, whether intentionally or unintentionally, by our employees, consultants or vendors. A compromise of the security of our information technology systems leading to theft or misuse of our own or our clients’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of clients. The theft or compromise of our or our clients’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and clients may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

We do not have any business insurance coverage.

Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our principal shareholders have substantial influence over us and their interests may not be aligned with the interests of our other shareholders.

Rainbow Sun Enterprises Limited (“Rainbow Sun”), a holding company incorporated in the BVI, currently owns 68.91% of our Ordinary Shares. Mr. Yee Kar Wing (“Mr. Yee”) is the controlling shareholder and sole director of Rainbow Sun, while Mr. Hui Wai Ming (“Mr. Hui”), the only minority shareholder of Rainbow Sun has entered into a concert party agreement with Mr. Yee, pursuant to which Mr. Hui agrees to act in concert with Mr. Yee in all matters with respect to the Company, Vigorous Elite Holdings Limited and SCS. As such, Mr. Yee will be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased Ordinary Shares in our initial public offering (“IPO”). Moreover, this concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us and might reduce the price of our Ordinary Shares.

Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for a segment’s practices and our services. These include:

●	fluctuations in U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	merger and acquisition activity;

●	frequency and complexity of significant commercial litigation;

●	overexpansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed merger and acquisition transactions;

●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business or the business of any particular segment. Fluctuations, changes and disruptions in financial, credit, merger and acquisition and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on one or more of our segments or service, practice or industry offerings.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We rely heavily on technology, particularly the Internet, to provide high-quality services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access, network disruptions and other similar events. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labour laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Non-compliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and solutions;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

On July 2, 2025, a multinational OEM company (through its Hong Kong subsidiary, Hewlett-Packard HK SAR Limited, the “Plaintiff”) commenced legal proceedings in the High Court of Hong Kong, Court of First Instance against our Chief Executive Officer and one of our subsidiaries, Sereno Cloud Solution HK Limited, in connection with a prior commercial dispute.

On March 13, 2026, certain shareholders filed a class action in the United States District Court for the Southern District of New York (the “Southern District of New York”) against the Company and some of its executive officers.  The aforementioned complaint filed in the Southern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and alleged generally that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business, operations, and true nature of the trading activity in the securities.

Any legal or regulatory action involving our senior management or subsidiaries could harm our reputation, divert management attention, and result in additional legal and compliance costs.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese Companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. Although substantially all of our operations are based in Hong Kong, if we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend us. This situation will be costly and time consuming and distract our management from our growth.

If we are unable to accept client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected.

Our inability to accept engagements from existing or prospective clients, represent multiple clients in connection with the same or competitive engagements, or any requirement that we resign from a client engagement may negatively impact our revenues, growth and financial results. While we follow internal practices to assess real and potential issues in the relationships between and among our clients, engagements, segments, practices and professionals, such concerns cannot always be avoided. For example, we generally will not represent parties adverse to each other in the same matter. We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable. Acquisitions may require us to resign from a client engagement because of relationship issues that are not currently identifiable. In addition, businesses that we acquire or employees who join us may not be free to accept engagements they could have accepted prior to our acquisition or hire because of relationship issues.

Claims involving our services could harm our overall professional reputation and our ability to compete and attract business or hire or retain qualified professionals.

Our engagements involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Our ability to attract new clients and generate new and repeat engagements or hire professionals depends upon our ability to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

We may incur significant costs and may lose engagements as a result of claims by our clients regarding our services.

Many of our engagements involve complex analysis and the exercise of professional judgment. Therefore, we are subject to the risk of professional and other liabilities. Damages and/or expenses resulting from any successful claim against us, for indemnity or otherwise, in excess of the amount of insurance coverage will be borne directly by us and could harm our profitability and financial resources. Any claim by a client or third party against us could expose us to reputational issues that adversely affect our ability to attract new or maintain existing engagements or clients or qualified professionals or other employees, consultants or contractors.

We may not have, or may choose not to pursue, legal remedies against clients that terminate their engagements.

The engagement letters that we typically have with clients do not obligate them to continue to use our services and permit them to terminate the engagement without penalty at any time. Even if the termination of an ongoing engagement by a client could constitute a breach of the client’s engagement agreement, we may decide that preserving the overall client relationship is more important than seeking damages for the breach and, for that or other reasons, decide not to pursue any legal remedies against a client, even though such remedies may be available to us. We make the determination whether to pursue any legal actions against a client on a case-by-case basis.

If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of our services is highly competitive. We face competition in several areas, including price, quality of services, breadth and flexibility of services, capacity and customer relationships. Our competitors include large organizations, such as the global IT consulting and software companies, which offer niche services that are the same or similar to services or solutions offered by one or more of our segments; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost-service offerings. We also expect increased competition as new entrants enter into this expanding market with new services at lower prices or with improved technical know-how. In the event that our competitors offer less expensive alternatives to our services, or engage in aggressive pricing in order to increase their market share, we could lose our potential and existing customers to our competitors, and our business, financial condition and results of operations could be adversely affected.

Risks Related to Our People

Our failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

We deliver sophisticated professional services to our clients. Our success is dependent, in large part, on our ability to keep our supply of skills and resources in balance with client demand around the world. To attract and retain clients, we need to demonstrate professional acumen and build trust and strong relationships. Our professionals have highly specialized skills. They also develop strong bonds with the clients they serve. Our continued success depends upon our ability to attract and retain professionals who have expertise, a good reputation and client relationships critical to maintaining and developing our business. We face intense competition in recruiting and retaining qualified and experienced professionals to drive our organic growth and support expansion of our services and geographic footprint. We cannot assure that we will be able to attract or retain qualified professionals to maintain or expand our business. If we are unable to successfully integrate, motivate and retain qualified professionals, our ability to continue to secure work may suffer. Moreover, competition has caused our costs of retaining and hiring qualified professionals to increase, a trend that could continue and could adversely affect our operating margins and financial results.

Despite fixed terms or renewal provisions, we could face retention issues during and at the end of the terms of those agreements and large compensation expenses to secure extensions. There is no assurance we will enter into new or extend employment agreements with our professionals. We monitor contract expirations carefully to commence dialogues with professionals regarding their employment in advance of the actual contract expiration dates. Our goal is to renew employment agreements when advisable and to stagger the expirations of the agreements if possible. Because of the concentration of contract expirations in certain years as we expand our business, we may experience high turnover or other adverse consequences, such as higher costs, loss of clients and engagements or difficulty in staffing engagements, if we are unable to renegotiate employment arrangements or the costs of retaining qualified professionals become too high. The implementation of new compensation arrangements may result in the concentration of potential turnover in future years.

Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term.

During periods of reduced demand for our services, or in response to unfavorable changes in market or industry conditions, we may seek to align our cost structure more closely with our revenues and increase our utilization rates by reducing headcount and eliminating or consolidating underused locations in affected business segments or practices. Following such actions, in response to subsequent increases in demand for our services, including as a result of favorable changes in market or industry conditions, we may need to hire, train and integrate additional qualified and skilled personnel and may be unable to do so to meet our needs or our clients’ demands on a timely basis. If we are unable to manage staffing levels on a timely basis in light of changing opportunities or conditions, our ability to accept or service business opportunities and client engagements, take advantage of positive market and industry developments, and realize future growth could be negatively affected, which could negatively impact our revenues and profitability. In addition, while increased utilization resulting from headcount reductions may enhance our profitability in the near term, it could negatively affect our business over the longer term by limiting the time our professionals have to seek out and cultivate new client relationships and win new projects.

Employees may leave us to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our employees typically have close relationships with the clients they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our employees pursuing independent business opportunities or joining our competitors should be considered low. Although our clients generally contract for services with us as a company, and not with an individual employee, in the event that an employee leaves, such clients may decide that they prefer to continue working with a specific person rather than with us. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or client, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

Risks Related to Acquisitions

We may consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable.

We may have difficulty integrating acquisitions or convincing clients to allow assignment of their engagements to us, which can reduce the benefits we receive from acquisitions.

The process of managing and integrating acquisitions into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the operation, development and organic expansion of our existing operations. To the extent that we misjudge our ability to properly manage and integrate acquisitions, we may have difficulty achieving our operating, strategic and financial objectives.

Acquisitions also may involve a number of special financial, business and operational risks, such as:

●	difficulties in integrating diverse corporate cultures and management styles;

●	disparate policies and practices;

●	client relationship issues;

●	decreased utilization during the integration process;

●	loss of key existing or acquired personnel;

●	increased costs to improve or coordinate managerial, operational, financial and administrative systems;

●	dilutive issuances of equity securities, including convertible debt securities, to finance acquisitions;

●	the assumption of legal liabilities;

●	future earn-out payments or other price adjustments;

●	potential future write-offs relating to the impairment of goodwill or other acquired intangible assets or the revaluation of assets;

●	difficulty or inability to collect receivables; and

●	undisclosed liabilities.

In addition to the integration challenges mentioned above, our acquisitions of non-U.S. companies offer distinct integration challenges relating to foreign laws and governmental regulations, including tax and employee benefit laws, and other factors relating to operating in countries other than the U.S.

Asset transactions may require us to seek client consents to the assignment of their engagements to us or a subsidiary. All clients may not consent to assignments. In certain cases, such as government contracts and bankruptcy engagements, the consent of clients cannot be solicited until after the acquisition has closed. Further, such engagements may be subject to security clearance requirements or bidding provisions with which we might not be able to comply. There is no assurance that clients of the acquired entity or local, state, federal or foreign governments will agree to novate or assign their contracts to us.

We may also hire groups of selected professionals from another company. In such event, there may be restrictions on the ability of the professionals who join us to compete and work on client engagements. In addition, we may enter into arrangements with the former employers of those professionals regarding limitations on their work until any time restrictions pass. In such circumstances, there is no assurance that we will enter into mutually agreeable arrangements with any former employer, and the utilization of such professionals may be limited, and our financial results could be negatively affected until their restrictions end. We could also face litigation risks from group hires.

An acquisition may not be accretive in the near term or at all.

Competitive market conditions may require us to pay a price that represents a higher multiple of revenues or profits for an acquisition. As a result of these competitive dynamics, cost of the acquisition or other factors, certain acquisitions may not be accretive to our overall financial results at the time of the acquisition or at all.

We may have a different system of governance and management from a company we acquire or its parent, which could cause professionals who join us from an acquired company to leave us.

Our governance and management policies and practices will not mirror the policies and practices of an acquired company or its parent. In some cases, different management practices and policies may lead to workplace dissatisfaction on the part of professionals who join us. Some professionals may choose not to join us or leave after joining us. Existing professionals may leave us as well. The loss of key professionals may harm our business and financial results and cause us not to realize the anticipated benefits of the acquisition.

Due to fluctuations in our stock price, acquisition candidates may be reluctant to accept our Ordinary Shares as purchase price consideration, use of our shares as purchase price consideration may be dilutive or the owners of certain companies we seek to acquire may insist on stock price guarantees.

We may structure an acquisition to pay a portion of the purchase price in our Ordinary Shares. The number of shares issued as consideration is typically based on an average closing price per Ordinary Share for a number of days prior to the closing of such acquisition. Stock market volatility, generally, or stock price volatility, specifically, may result in acquisition candidates being reluctant to accept our shares as consideration. In such cases, we may have to issue more shares if stock constitutes part of the consideration, offer stock price guarantees, pay the entire purchase price in cash or negotiate an alternative price structure. The result may be an increase in the cost of an acquisition. There is no assurance that an acquisition candidate will not negotiate stock price guarantees with respect to a future acquisition, which may increase the cost of such acquisition.

Risks Related to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Taxation” of this Report. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the IPO, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2024 and 2025, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; (iii) although the Company has established an audit committee and appointed independent directors, formal risk assessment processes and a comprehensive internal control framework have not yet been fully established or documented; and (iv) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Prior to the completion of our IPO in September 2025, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with NYSE American Company Guide.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we are a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE American. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American. We will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely:

(i) there will not be a necessity to hold meetings of board of directors on at least a quarterly basis, or the requirement for independent directors to have regularly scheduled executive sessions at least annually without the presence of non-independent directors and management;

(ii) there will be no requirement for the Company to obtain shareholder approval with respect to (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company; and

(iii) there will be no requirement for the Company to hold annual meeting of shareholders as specified in Section 704 of the NYSE American LLC Company Guide.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) ended December 31, 2030, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our board of directors may decline to register transfers of shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as NYSE American may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Risks Related to Doing Business in Hong Kong

Although we and our subsidiaries are not based in Mainland China and we have no operations in Mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in SCS’s operations, significantly limit or completely hinder SCS’s ability to offer or continue to offer securities to investors and cause the value of SCS’s securities to significantly decline or become worthless, which would materially affect the interests of the investors.

We and our subsidiaries are not based in Mainland China and do not have operations in Mainland China. We currently do not have or intend to set up any subsidiary in Mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in Mainland China. In 2024 and 2025, we generated approximately 79.5% and 89.7% of our revenues from Hong Kong, respectively. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong as specified by the Basic Law. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.”

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or become worthless.

All of SCS’s operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

CCCI is a holding company, and we conduct our operations in Hong Kong through SCS, our wholly-owned subsidiary, formed in Hong Kong. Substantially all of our operations are located in Hong Kong. Nevertheless, the PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from SCS. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

We are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chap. 486) of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. However, if we or SCS conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006, and amended on June 22, 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in Mainland China and controlled by companies or individuals of Mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

CCCI is a holding company incorporated in the Cayman Islands with one operating subsidiary based in Hong Kong, as of the date of this Report, we have no subsidiary, VIE structure or any direct operations in Mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in Mainland China, and we are not controlled by any companies or individuals of Mainland China. Further, we are headquartered in Hong Kong and our chief executive officer, chief financial officer and all members of our board of directors are not Mainland China citizens and most of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated any revenues or profits in Mainland China. Additionally, we do not intend to operate in Mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to those relating to defense, foreign affairs and other matters outside the limit of the autonomy of Hong Kong as specified by the Basic Law). Therefore, we believe, as of the date of this Report, the CSRC’s approval or review is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

Most of SCS’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

In addition, on December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) (the “Measures”) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business. As of the date of this Report, SCS does not have any Mainland China individuals as clients. However, SCS may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include Mainland China individuals in the future. As of the date of this Report, we do not expect the Measures to have an impact on our business or operations to subject us or SCS to permission requirements from the CAC or any other government agency that is required to approve our subsidiary’s operations, as we do not believe we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiary’s business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete offering in the future or cause the value of our ordinary shares to significantly decline or become worthless. As of the date of this Report, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

As of this date, Hong Kong does not have regulations to extend oversight and control over offerings that are conducted overseas. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for the offering of our securities. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the Report based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are non-U.S. nationals or residents and a significant portion of their assets are located outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the Report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

While we operate our business in Hong Kong and the South East Asian region, our operations are principally based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this Report, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is vested with executive power to conduct administrative affairs and authorized to conduct certain external affairs, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from Mainland China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., Mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Risks Related to Our Securities

The market price for the Ordinary Shares is volatile.

Since our initial public offering, the closing price of our Ordinary Shares has ranged from a high of $11.70 per share to a low of $1.83 per share on December 10, 2025. The trading prices of the Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of the Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.

In addition to the above factors, the price and trading volume of the Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers or our industry;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other property management businesses;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

The trading market for the Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Substantial future sales or perceived potential sales of Ordinary Shares in the public market could cause the price of the Ordinary Shares to decline.

Sales of Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of the Ordinary Shares to decline. We currently have 35,490,000 Ordinary Shares outstanding. All Ordinary Shares sold in the IPO are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively own an aggregate of approximately 68.91% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Ordinary Shares in the open market. In addition, the significant concentration of share ownership may adversely affect the trading price of the Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in this Report and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have stood to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a significant portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals outside of the United States, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our amended and restated memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in the United States.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE American corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of NYSE American listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on NYSE American. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of NYSE American.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. However, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025, our directors and officers are subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirement to file Forms 3, 4 and 5, effective March 18, 2026. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions under Section 16(b) of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under NYSE American Company Guide. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of NYSE American, although we are exempt from certain corporate governance standards applicable to US issuers as a foreign private issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on NYSE American, we will be required to comply with certain rules of NYSE American, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of NYSE American, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy NYSE American criteria for maintaining our listing, our securities could be subject to delisting.

If NYSE American does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are a “controlled company” within the meaning of NYSE American Company Guide and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under NYSE American Company Guide because our Controlling Shareholder holds approximately 68.91% of our total issued and outstanding Shares and will be able to exercise 68.91% of the total voting power of our issued and outstanding share capital.

Under NYSE American Company Guide, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

●	that a majority of its board of directors consists of independent directors;

●	that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

●	that its compensation committee is composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements , which could make our Ordinary Shares less attractive to investors or otherwise harm our stock price.

We will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE American, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses, the value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although our Ordinary Shares offered by this Report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

SCS is an operating company incorporated in Hong Kong on December 3, 2014, and Yee Kar Wing and Hui Wai Ming were its shareholders until September 26, 2023. As part of a restructuring exercise, Vigorous Elite Holdings Limited became the sole shareholder of SCS on September 26, 2023, and ChowChow Cloud International Holdings Limited was incorporated on October 8, 2024. On October 18, 2024, the Company subdivided its authorized share capital to US$50,000 divided into 500,000,000 Ordinary Shares of nominal or par value of US$0.0001 each. Subsequently, on October 24, 2024, the shareholders of Vigorous Elite Holdings Limited transferred all their shareholdings in Vigorous Elite Holdings Limited to the Company in consideration for shares in the Company resulting in the Company becoming the sole shareholder of Vigorous Elite Holdings Limited, and the ultimate holding company of SCS.

Since our inception, we have focused on innovation in our cloud solutions and the application of emerging technologies such as cloud technology and AI. Our efforts are backed by our team of experts, deep understanding of evolving IT needs, high operational flexibility, and flat, efficient organization structure. Together, these features enable fast solution development, launch and iteration, and a series of customer-oriented cloud solutions and go-to-market strategies. Thus, we are able to rapidly expand even with a limited operating history.

We primarily operate our business in the Asia-Pacific region with a strong presence in Hong Kong and Singapore. Throughout our over eleven years of operating history, we have proactively sought opportunities for growth in our cloud solutions business and by accumulating our project experience and building customer relationships and reputation in Hong Kong. Currently, we have expanded our geographical presence to other regions in Asia-Pacific including Singapore, the Philippines, Taiwan, Indonesia and Australia since 2019.

Throughout our more than eleven years of operation, we have proactively sought growth opportunities in our cloud solutions business, where we have accumulated extensive project experience and built solid customer relationships and reputation in Hong Kong. Since 2019, we have been expanded our geographical presence to other regions in Asia-Pacific, and now have operations in Hong Kong, Singapore, the Philippines, Taiwan, Indonesia and Australia. In particular, we have a significant presence in Hong Kong and Singapore.

Our Ordinary Shares began trading on NYSE American under the symbol “CHOW” on September 16, 2025. On September 17, 2025, we closed our IPO of 2,990,000 Ordinary Shares, including 390,000 over-allotment shares, at a price of US$4.00 per share to the public, for a total of US$11,960,000 of gross proceeds to us, before deducting underwriting discounts and other offering expenses.

B.	Business Overview

Overview

We are a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. We were founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, our founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Our business primarily comprises (i) digital transformation consulting services consisting primarily of cloud suitability assessment, real-time resource management and strategic planning and advisory, (ii) professional IT services comprising a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation, (iii) AI-powered proactive cloud managed services covering all aspects of day-to-day cloud maintenance and support, and (iv) IT infrastructure solutions covering on-premise private cloud setups and public cloud integrations including infrastructure applications such as our Sereno Cloud App360 AI and Data Science Platform (the “AI & Data Science Platform”), which consists of several core components.

Since our inception, we have focused on innovation in our cloud solutions and the application of emerging technologies such as cloud technology and AI. Our efforts are backed by our team of experts, deep understanding of evolving IT needs, high operational flexibility, and flat, efficient organization structure. Together, these features enable fast solution development, launch and iteration, and a series of customer-oriented cloud solutions and go-to-market strategies. Thus, we are able to rapidly expand even with a limited operating history.

We primarily operate our business in the Asia-Pacific region with a strong presence in Hong Kong and Singapore. Throughout our over eleven years of operating history, we have proactively sought opportunities for growth in our cloud solutions business and by accumulating our project experience and building customer relationships and reputation in Hong Kong. Currently, we have expanded our geographical presence to other regions in Asia-Pacific including Singapore, the Philippines, Taiwan, Indonesia and Australia since 2019.

Throughout our more than eleven years of operation, we have proactively sought growth opportunities in our cloud solutions business, where we have accumulated extensive project experience and built solid customer relationships and reputation in Hong Kong. Since 2019, we have been expanded our geographical presence to other regions in Asia-Pacific, and now have operations in Hong Kong, Singapore, the Philippines, Taiwan, Indonesia and Australia. In particular, we have a significant presence in Hong Kong and Singapore.

We had served over 150 clients and 500 tenants in each of 2024 and 2025. Our clients are primarily divided into two categories, namely IT partner clients and end-user clients. Our partner clients primarily include system integration solutions providers, telecommunication companies and wholesalers, who typically procure our cloud solutions to provide services to end users, while our end-user clients primarily include government, public utility companies, non-governmental organizations, small and medium-sized enterprises, large multinational corporations and local enterprises in industries such as financial services, logistics and education. Tenant refers to our clients’ dedicated and isolated space within the cloud environment where their users, data, and resources are stored independently from others, which we help to manage and optimize. We believe that our diverse and extensive customer base provides us with a stable business and diversified sources of revenue.

Going forward, we plan to capture the extensive potential of the cloud computing market in the Asia-Pacific region through our enriching cloud solutions and expanding cloud infrastructure.

Corporate Information

Our principal executive offices are located at 8/F, Kwok Kee Group Centre, 107 How Ming Street, Kwun Tong, Hong Kong. Our telephone number at this address is +852 3461 3788. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is https://www.serenoclouds.com. Information contained on our website does not constitute part of this Report.

Our One-Stop Cloud Solutions

We partner with various cloud and technology service provider partners to provide our clients with one-stop cloud solutions, which include (i) digital transformation consulting services consisting primarily of cloud suitability assessment, real-time resource management, and strategic planning and advisory; (ii) professional IT services comprising a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation; (iii) AI-powered proactive cloud managed services covering all aspects of day-to-day cloud maintenance and support, supported by our IT service management (“ITSM”) platform; and (iv) IT infrastructure solutions covering on-premise private cloud setups and public cloud integrations including infrastructure applications such as our AI & Data Science Platform, which consists of several core components.

All of our services and solutions are powered by an extensive collection of cloud-based tools. These tools are licensed from a variety of third-party cloud and technology service providers, which we have meticulously integrated such tools to meet our specific needs. We also integrated a suite of ITSM tools with built-in AI capabilities and algorithms licensed from third-party technology service providers and customize the implementation of such algorithms to develop our ITSM platform that meet our specific needs and operational environments, which is key to delivering our AI-powered proactive cloud managed services. Such tools and algorithms are developed, maintained, and upgraded by the third-party technology service providers under proprietary licenses. Furthermore, our AI & Data Science Platform, which we offer as part of our IT infrastructure solutions, is built based on tools and algorithms from open-source libraries and frameworks.

Digital Transformation Consulting Services

Our team of experts provides in-depth consulting on cloud strategy, architecture, migration, and optimization to help our clients make informed decisions and maximize the benefits of their digital transformation journey. We provide our clients with personalized guidance to help them identify the most appropriate cloud systems for their business needs, on a free of charge basis. This approach builds trust and ensures that our recommendations are aligned with the client’s strategic goals. Key features of our digital transformation consulting services include:

●	Cloud Suitability Assessment. We work closely with our clients to understand their business requirements, technology infrastructure, and long-term goals, and then recommend the most appropriate cloud solutions based on these factors.

●	Real-time Resource Management. We provide our clients with real-time visibility into their cloud infrastructure, enabling them to monitor system performance, optimize resource utilization, and make data-driven decisions that improve cost efficiency and scalability.

●	Strategic Planning and Advisory. Our team of experts helps our clients develop a long-term cloud strategy and provide deep insight into best practices, emerging technologies, and potential areas for growth and innovation.

Professional IT Services

Our professional IT services encompass a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation, including:

●	Agile Cloud System Deployment. We manage the entire setup and configuration of new cloud systems, ensuring they are optimized for our clients’ operational environment. In addition, our experienced team of engineers and consultants work with clients to deploy cloud systems quickly and efficiently while minimizing downtime and business disruption.

●	Cloud Migration. We provide comprehensive IT support for migrating applications and data to the cloud, ensuring minimal impact on our clients’ daily business operations.

●	DevOps Implementation. DevOps is a combination of software development and IT operations brought together to create a unified infrastructure designed to maximize productivity. Specifically, we help our clients integrate and streamline software development and IT operations to foster a culture of collaboration, continuous improvement, and high efficiency.

●	Infrastructure Automation. We use modern tools and practices to automate the provisioning, configuration, and management of infrastructure to increase agility and reliability.

●	Application Modernization. We help modernize legacy applications to enhance scalability, performance, and integration with new cloud environments.

AI-powered Proactive Cloud Managed Services

Our AI-powered proactive cloud managed services are designed to ensure that our clients’ cloud infrastructure is always operating at peak performance, providing them with the reliability and stability they need to succeed in today’s fast-paced business environment. Key features of our AI-powered proactive cloud managed services include

●	Non-stop Operating Systems. We provide AI-powered predictive monitoring and management of our clients’ cloud environments, helping them analyze historical performance data and predict potential system outages or performance degradations before they occur. This can help schedule maintenance activities during off-peak hours, minimizing downtime and ensuring continuous system availability.

●	Automatic Smart Monitoring and Event Management. Our advanced monitoring tools use machine learning models to continuously monitor system logs and metrics to automatically detect issues and anomalies in system performance, enabling our team to proactively address potential problems for our clients before they escalate.

●	Professional IT Expertise Support. Our team of certified cloud experts with AI-powered chatbots and AI tools are available 24/7 to provide faster and more effective technical support, troubleshooting, and guidance to our clients, giving clients access to the expertise needed at any time.

●	Backup and Disaster Recovery Services. We offer robust data protection and backup solutions, as well as disaster recovery planning and implementation, to ensure that our clients’ critical data and applications are always secure and accessible.

●	Cloud Managed Security Services. Recognizing the importance of data security and compliance in the cloud, we offer advanced security solutions such as threat detection and prevention, encryption, and compliance management to safeguard our clients’ critical data and infrastructure.

IT Infrastructure Solutions

We work closely with our clients to understand their IT needs and provide them with comprehensive, integrated, up-to-date and customized IT infrastructure solutions that meet their IT requirements and specifications. Leveraging our AI & Data Science Platform, we help our clients build and manage their IT infrastructure, from system deployment to IT maintenance and support.

Our extensive IT infrastructure solutions include both on-premise private cloud setups and public cloud integrations:

●	On-premise Private Cloud Infrastructure. We provide robust on-premise cloud infrastructure tailored to each client’s specific business needs by leveraging best-of-breed cloud solutions from our specialized technology partners.

●	Public Clouds. We offer our clients versatile, scalable cloud environments through our partnerships with leading public cloud providers.

Our Sereno Cloud App360 Ai And Data Science Platform

We have developed the AI & Data Science Platform, a comprehensive solution that provides our clients with tools, services, and infrastructure to develop, deploy, and manage AI, machine learning, and data science projects. Our AI & Data Science Platform is designed to help clients streamline the entire data processing process, from data ingestion and preprocessing to model training, evaluation, deployment and monitoring. It provides multi-user, multi-framework interactive computing environments with collaboration, experiment tracking, and workflow management capabilities that make it easy for data scientists and network analysts to collaborate effectively on complex projects. The diagram below illustrates our AI & Data Science Platform:

Our AI & Data Science platform is designed with a comprehensive architecture that covers data ingestion, data storage and management, distributed computing, experiment tracking and model management, workflow management, and inference services and deployment, while also providing an interactive computing environment. The diagram below illustrates the architecture of our AI & Data Science Platform:

Our Revenue And Pricing Models

We typically charge our clients a fixed service fee at a price based on the scope of services required on a project-by-project basis.

We determine our credit policies and payment methods with each client based on the type of cloud solutions we are providing to the client, taking into account a number of factors, including, but not limited to, the size of the order, the complexity of the project, the client’s business relationship and credit history with us, and the payment terms offered by the suppliers involved. We typically require our clients to pay (i) an upfront payment upon signing of contract, (ii) milestone payments when specified milestone events are reached, and (iii) a final payment upon delivery of relevant services, or on a monthly basis. We either require our clients to make payment upon delivery or provide a credit period typically ranging from zero to 60 days after our issuance of invoice or delivery of services.

We price our solutions on a case-by-case basis because we typically deliver our solutions on a project-by-project basis, which includes a range of specifications and varying levels of complexity. For our IT infrastructure solutions, we typically consider, among other things, (i) the scope of services, (ii) the estimated time to be spent by various levels of our technical personnel, (iii) the complexity and scale of the project, (iv) procurement and supply chain costs, and (v) subcontractor fees (if any). For professional IT services and AI-powered proactive cloud managed services, we determine our quotes based on the estimated time to be spent by our technical resources.

We set out below a summary of the salient terms of a typical purchase order with our customers:

Services. We provide one-off cloud solutions to the customer as specified in the purchase order.

Term. Not specified.

Payment. We are typically entitled to receive payment in advance upon receipt of confirmed order, or payment within 30 days after issuance of invoice.

Delivery. We are typically required to deliver our cloud solutions in approximately two weeks to two months after receipt of confirmed order.

We set out below a summary of the salient terms of a typical purchase order with our suppliers:

Products/Services. The supplier provides us with IT products and services as specified in the purchase order.

Term. Not specified.

Payment. We are typically required to make payments to the supplier upon receipt of invoice.

Our Technologies

We integrate a variety of technologies into our ITSM platform to deliver our AI-powered proactive cloud managed services to our clients that enable robust, efficient and secure IT operations. Our ITSM platform provides a comprehensive set of tools and solutions designed to manage the delivery of IT services. It encompasses a wide range of activities, processes, and policies that are structured to design, create, deliver, support, and manage IT services within an organization. The primary goal of our ITSM platform is to ensure that IT services are aligned with the needs of the business and provide value to its users.

The key technologies of our ITSM platform include:

●	Cloud monitoring platforms. We integrated various cloud monitoring platforms to facilitate comprehensive cloud monitoring, enabling real-time analysis and predictive insights into system performance and health.

●	Ticket event management platforms. Such platforms can be used to efficiently manage tickets and events, ensuring streamlined operations and effective response mechanisms.

●	Emergency call and notification systems. We implemented robust emergency call and notification systems to ensure timely communication in crisis situations.

●	AI and machine learning models. Generative AI and machine learning technologies are incorporated for intelligent monitoring, automated responses, and decision support, enhancing our ITSM platform’s capability to predict and mitigate issues proactively.

●	Application programming interface (“API”). Custom APIs are developed and integrated across different platforms to facilitate seamless data interoperability and automation of workflows.

●	Data collection and monitoring. Customized data collection and monitoring metrics such as central processing unit (“CPU”) usage, memory, disk utilization, and network traffic are configured to maintain system health and performance.

These technologies help us achieve predictive monitoring, smart event management, and decision support, ensuring us to provide high-performance and secure cloud managed solutions to our clients.

Our AI & Data Science Platform involves a wide array of technologies and tools to ensure robustness, scalability, and ease of use. We integrated various components into our AI & Data Science Platform for data ingestion, processing, model development, deployment, and collaboration. The key technologies of our AI & Data Science Platform include:

●	Data ingestion and storage. Data ingestion is the process of collecting and importing data files from various sources into a single, cloud-based storage medium, such as a database, data warehouse or data lake, for storage, processing and analysis. We integrated data streaming technology with a variety of databases, data warehouses and data lakes to help our clients efficiently store, process and analyze data;

●	Data preprocessing and transformation. We integrated various data processing frameworks, extract, transform, load (“ETL”) tools and data quality management to help our clients clean and transform raw data to make it suitable for analysis;

●	Interactive computing environments. Various interactive computing environments are developed, such as laptop environments and integrated development environments, which accept user input at runtime;

●	Distributed processing. We implemented distributed processing to help our clients process large amounts of data across multiple big data and distributed computing engines, thereby reducing processing time and improving system performance;

●	Model training and evaluation. We incorporated various machine learning frameworks and automated machine learning to allow data scientists and developers to build and deploy machine learning models faster and easier;

●	Experiment tracking and management. Our AI & Data Science Platform includes experiment tracking, and model management and versioning capabilities to systematically capture, organize, and manage data related to model training, evaluation, and deployment;

●	Workflow management. We configured workflow orchestration and task scheduling to enable our clients to manage multiple workflows and tasks;

●	Model deployment and inferencing. Model deployment, also known as inference, marks the transition of a machine learning model from the development phase to its operational use in real-world applications. We incorporated model serving, deployment and scaling, and API management to deliver the predictive capabilities of trained models to end users or other systems in a production environment;

●	Collaboration and access control. We integrated version control, project management, and access control and security capabilities into our AI & Data Science Platform which provides a suite of collaboration features with access control for our clients to manage projects among users and teams;

●	Monitoring and log management. Monitoring and log management tools are built in to help our clients prevent, detect, and resolve problems; and

●	Additional integration and APIs. We also integrated various data visualization tools to help clients convey information succinctly and effectively, and external APIs that allow clients to integrate their applications with third-party resources, such as a public cloud service or a software-as-a-service application.

Research And Development

We outsource the execution of our design, including development, coding, maintenance, debugging, deployment and enhancement of our AI & Data Science Platform, to third-party service providers. Our CEO and COO, who have an average of approximately 20 years of relevant industry experience, work closely together to design the architecture, key features and functionality of our platforms and related software, taking into consideration factors such as user experience, commercial viability and the lifespan of new modules and version upgrades that we might implement.

We also outsource the integration of AI and automation technologies into our ITSM platform that will streamline our operations and improve our service quality, such as predictive analytics and advanced automated response systems, to third party service providers, while we are responsible for the design and management of our ITSM platform. In addition, we plan to develop on-premise generative AI solutions using open-source large language models to help our clients improve operational efficiency and innovation while ensuring data security.

Collaboration And Strategic Partnerships

To generate synergies, enhance operational efficiency and facilitate long-term sustainable growth, we proactively work with selected third-party cloud and technology service provider partners, including top-tier cloud platforms and specialized technology companies, in our ordinary course of business.

We have built robust relationships with established businesses along the cloud solutions industry value chain and related segments.

●	Our cloud platform partners. We collaborate with many leading cloud platforms, which enables us to provide our clients with the appropriate cloud platform for their requirements and needs.

●	Our specialized technology partners. We form collaborations with a spectrum of specialized technology companies that lead in areas such as cybersecurity, AI, and big data analytics. For instance, we are authorized to access valuable information provided by such specialized technology partners and to participate in various go-to-market and development partner programs. Having a diverse set of technology partners enables us to offer customized cloud solutions with products and/or services from such specialized technology partners that cover various aspects of digital transformation and cloud adoption that our clients may need, as well as access to emerging technologies.

Sales And Marketing

We are committed to building a sales model to provide our clients with a full lifecycle superior experience and value-added services. Sales activities will be generally carried out by our dedicated employees. In addition, we also demonstrate expertise, industry knowledge, high standards of integrity and strong relationship with the regulators.

We strive to promote IT awareness and create underlying IT needs by introducing to our customers the latest market trends and technology through hosting or co-hosting various marketing events with IT product vendors. We regularly organize live webinars, trade show booths, seminars, exhibitions, workshops, trainings and telemarketing to share and promote information on our solutions to end-users.

In particular, for marketing idea and content generation, we use generative AI tools to efficiently produce text, images and audio simply by inputting data. These tools use machine learning models to generate content that mimics human creativity and intelligence. These marketing events not only increase our market awareness, but also provide an effective platform to better understand end-user needs and preferences, while generating valuable feedback for our IT product vendors and distributors. Such feedback, in turn, helps us to provide tailor-made and up-to-date solutions to end users and strengthens our position as a competitive business partner to our IT product vendors and distributors.

Data Security and Protection

We have a data privacy policy in place that outlines our practices regarding the collection, use and protection of personal data in accordance with applicable data protection laws. Through our data privacy policy, our clients can learn how their data is collected, used and shared and give consent or decline for data collection when necessary. In particular, we only collect information that is necessary to provide our services, and we only process such information for specific purposes, including service delivery, communications, security and compliance, performance improvement, and marketing and sales. We retain personal data only for as long as necessary to fulfill the purposes for which we collected it, including to comply with any legal, accounting or reporting requirements.

We implemented appropriate technical and organizational measures to protect our clients’ personal data from unauthorized access, use or disclosure, including data encryption, firewalls and other secure software development practices. Furthermore, we followed a number of industry standards with respect to data security and protection and IT service management, such as ISO 27001 and the Information Technology Infrastructure Library (“ITIL”). ISO 27001 is a widely accepted standard in the field of information security and privacy protection; while ITIL is a widely accepted set of best practices for managing IT services and improving IT support and service levels.

Our Competitive Strengths

We believe that the following competitive strengths are essential for our success and differentiate us from our competitors:

Dual Capabilities in Cloud Services and IT Services

We are uniquely positioned in the market with our dual capabilities in both cloud and IT services. By offering one-stop cloud solutions that address both our clients’ cloud and IT needs, we simplify the technology landscape for our clients, allowing them to focus on their core business without the burden of managing multiple cloud and IT service providers. This not only reduces their operational complexity, but also improves their cost efficiency.

In particular, our IT infrastructure solutions provide a full range of hybrid cloud services to meet the diverse needs of modern businesses. Our hybrid cloud services combine the flexibility of public cloud platforms with the control and security of private cloud infrastructure. This blended approach allows our clients to optimize their IT environments based on their specific workloads and data security needs. By leveraging both on-premise private cloud setups and public cloud integrations, we can help our clients achieve greater efficiency and scalability while maintaining compliance with data sovereignty and privacy regulations. In addition to our hybrid cloud offerings, we also provide professional IT services that support the entire lifecycle of our clients’ digital transformation initiatives, from initial consultation and system architecture design to ongoing management and optimization.

We believe we are well positioned to provide an integrated and comprehensive suite of cloud solutions that help companies across different industries streamline and expedite their digital transformation and cloud adoption processes.

Strong Geographic Presence and Local Expertise in Asia-Pacific

We have strategically positioned ourselves to be a leading cloud solutions provider in Asia-Pacific. Our direct involvement in Asia-Pacific markets gives us a deep understanding of regional trends, customer behavior and economic shifts in the region. This knowledge allows us to anticipate market needs and adapt our offerings accordingly, ensuring relevance and competitiveness. Regular market analysis and customer feedback loops help us stay ahead of technological trends and regulatory changes, enabling us to proactively adapt our service offerings. Leveraging local market intelligence, we develop customized cloud solutions that specifically address the nuanced needs of businesses operating in Asia-Pacific, such as local data residency requirements and integration with regional cloud and technology service providers. We have actively formed strategic partnerships with local enterprises and cloud and technology service providers. We believe that these partnerships are critical to enhancing our service capabilities and embedding our solutions within the local technology ecosystem in Asia-Pacific.

Established Partnerships with Major Cloud and Technology Service Providers

We strategically partner with globally leading cloud and technology service providers to continually enhance and expand our solution offerings, ensuring our solutions remain at the forefront of the cloud solutions industry to maintain our competitive edge. We have partnered with several major cloud and technology service providers, giving us priority access to the latest technologies, global and regional industry standards, and industry innovations. We also leverage our partnerships with these cloud and technology service providers to customize solutions based on our clients’ unique needs, from data compliance and security features to performance optimizations and industry-specific configurations.

Our cloud and technology service provider partners include top-tier cloud platforms and specialized technology companies that lead in areas such as cybersecurity, AI, and big data analytics. Our solutions and technological capabilities have been well recognized by our cloud and technology service provider partners. For instance, a major cloud service provider in Hong Kong highly regarded the quality of our services after it partnered with us on a cloud migration project in which we demonstrated exceptional expertise and dedication in delivering a seamless migration experience for a joint client. This cloud service provider subsequently awarded us a three-year contract to provide ongoing cloud managed services to such joint client.

Diverse and Extensive Customer Base

We have a diverse and extensive customer base, including government, public utility companies, non-governmental organizations, small and medium-sized enterprises, large multinational corporations and local enterprises. We believe that maintaining a diverse and extensive customer base is critical to our long-term business development, as it can ensure our financial health and operational resilience, while continually enhancing our competitive advantage. Our diverse and extensive customer base enables us to maintain revenue stability as we serve companies in a wide range of industries. We are able to gain broad insights from clients in different industries, allowing us to apply innovations from one industry to solve challenges in another. The diverse feedback we receive from different industries can also enrich our knowledge base and help us refine our service offerings. In addition, our successful delivery of solutions across industries helps us build trust not only within those industries, but also with potential clients who see our track record as proof of our capabilities.

Agility and Responsiveness to Market and Technology Changes

Our operational framework is designed to be inherently agile and responsive, allowing us to quickly navigate and adapt to the ever-changing landscape of market demands and technological advances. In particular, we employ data analytics and AI tools to forecast trends and identify shifts in the cloud solutions industry. These tools provide us with actionable insights that enable us to proactively adjust our strategies and maintain our competitive edge. Our strategic partnerships with leading market players also provide us with early insight into emerging technologies and market shifts, allowing us to quickly incorporate cutting-edge solutions into our offerings.

In addition, our solutions are designed to be modular and scalable, so they can be quickly adapted or expanded to meet new market or customer needs. We believe our ability to anticipate and respond to change is a key differentiator from our peers and reinforces our reputation as a flexible and forward-thinking cloud solutions provider.

Our Growth Strategies

Expand Our Footprints in the Asia-Pacific Region and Globally

We aim to deepen our foothold in the Asia-Pacific region and expand globally. We currently operate in Hong Kong, Singapore, the Philippines, Taiwan, Indonesia, and Australia, and plan to further expand our business in these regions or countries. In particular, we plan to invest in targeted marketing campaigns, building local teams and establishing regional offices to better serve the unique needs of these markets. We also plan to explore opportunities to enter new markets in the future where cloud adoption rates are growing rapidly, such as Southeast Asia, and Latin America.

Growth through Strategic Acquisitions

We plan to selectively pursue acquisitions of companies with specialized skills or unique technologies that can complement and expand our existing capabilities and rapidly increase our market share. Through such acquisitions, we believe we can offer more comprehensive solutions to our clients and enter new market segments where these capabilities are in demand. We anticipate that by acquiring and integrating smaller competitors or related businesses, we will not only improve our competitive position, but also realize economies of scale that will increase our profitability.

Enhance Our Service Capabilities and Expand our Service Offerings

We will continue to enhance our existing cloud offerings and develop new services that address emerging market needs, such as AI, machine learning, and edge computing. By staying at the forefront of technological advancements, we can provide our clients with cutting-edge solutions that help them stay competitive in the digital landscape. In addition to our core cloud delivery and cloud solutions, we will expand our suite of value-added services to provide clients with a more comprehensive and integrated solution. This may include advanced security and compliance solutions, data analytics and business intelligence tools, application development and integration services, and more. We will also focus on developing customized and industry-specific cloud solutions that address the unique needs of different market segments. By offering tailored services, we believe we can better meet our clients’ needs and differentiate ourselves from the competition.

Maintain Strong Relationships with Existing Partners and Establish New Collaborations

We believe that establishing and maintaining strong relationships with our existing and potential cloud and technology service provider partners is critical to our long-term success. We intend to leverage our strong foundation of working with several leading global cloud and technology service provider partners to further expand our partner network. Specifically, we plan to actively seek new cloud and technology service provider partners who can complement our offerings and help us deliver the most advanced and reliable cloud solutions in the market. We will attend industry events, participate in technology forums, and engage in joint marketing initiatives to identify and engage potential partners.

Invest in and Continue to Adopt Cutting-edge Cloud Technology and AI

We are devoted to innovation and plan to continuously innovate and invest in our technology, which we believe is the backbone of our cloud solutions business, so as to allow us to maintain and strengthen our market leading position. We plan to upgrade our technology stack, including in the areas of cloud technology and AI, which we believe will allow us to further enhance our service offerings. We also intend to continue to leverage the proven, market-tested technology from our cloud and technology service provider partners, which we believe will enhance our technological capabilities, lead to enhanced cost efficiency, and reduce our operating expenses.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2025.

D.	Property, Plants and Equipment

Our headquarter is located at 8/F, Kwok Kee Group Centre, 107 How Ming Street, Kwun Tong, Hong Kong. As of the date of this Report, we do not own any real estate. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms. For the sake of cost control, on the premise of reasonable layout of production capacity, we may terminate the lease contract in advance or not renew the contract when it expires.

As of December 31, 2025, we had two registered trademarks in Hong Kong.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this Report on Form 20-F.

Overview

We are a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. We were founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, our founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Our business primarily comprises (i) digital transformation consulting services consisting primarily of cloud suitability assessment, real-time resource management and strategic planning and advisory, (ii) professional IT services comprising a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation, (iii) AI-powered proactive cloud managed services covering all aspects of day-to-day cloud maintenance and support, and (iv) IT infrastructure solutions covering on-premise private cloud setups and public cloud integrations, leveraging (including) our Sereno Cloud App360 AI and Data Science Platform (the “AI & Data Science Platform”).

We have experienced a substantial growth in financial performance recently. Our revenue increased by 38.2% from HK$181.8 million in 2024 to HK$251.2 million (US$32.2 million) in 2025.

Key Factors that Affect Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

●	We may fail to innovate or create new solutions which align with changing market and customer demand.

●	Our business may face risks of clients’ default on payment.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand

●	Recognition may materially and adversely affect our business, financial condition and results of operations.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The above does not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “Risk Factors.”

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the fiscal years. Significant accounting estimates reflected in our consolidated financial statements mainly include the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, allowance for the credit losses, the useful lives of property and equipment, valuation allowance for deferred tax assets and the estimated performance obligations completion progress towards certain services revenue. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Our revenues are primarily generated from (i) sale of hardware products, (ii) sale of software and IT application products, (iii) maintenance and support services, (iv) IT professional services and (v) contracts with multiple promises.

We account for our revenue under ASC Topic 606, Revenue from Contracts with Customers. We recognize our revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To achieve this core principle, we apply the following five steps:

(a)	Identification of the contract(s) with the customer;

(b)	Identification of the performance obligations in the contract;

(c)	Determination of the transaction price, including any variable consideration;

(d)	Allocation of the transaction price to the performance obligations in the contract based on their relative standalone selling prices; and

(e)	Recognition of revenue when, or as, we satisfy a performance obligation.

Sale of Hardware Products

We recognize revenue from the sale of hardware products at the point in time when control of the hardware is transferred to the customer. This typically occurs upon delivery and acceptance of the hardware, when the customer gains the ability to use and benefit from the hardware.

Sale of Software and IT Application Products

We recognize revenue from the sale of software and IT application products, which may include packaged software, customized setup implementation, or integrated hardware and software platforms, at the point in time when control of the software is transferred to the customer.

The software or IT application license constitutes a “right to use” intellectual property (IP), as defined in ASC 606-10-55-54, because it provides the customer with control over the software from the point of delivery or activation.

A right-to-use license grants the customer a license to the software as it exists at the time the license is granted, with no significant ongoing updates or support that would make it a “right to access” license.

As such, revenue for the license is recognized at a point in time when control is transferred, typically upon delivery or activation of the software, in accordance with ASC 606.

Maintenance and Support Services

Maintenance and support services related to software products typically consist of unspecified future updates and upgrades, as well as technical support provided over a period of one to 12 months. These services represent stand-alone performance obligations, and we recognize revenue rateably over the service period. Revenue for maintenance and support is deferred and recognized over time as we satisfy our obligation to provide updates and technical support.

IT Professional Services

IT professional services related to IT system setup, development, customization or integration services. These services represent stand-alone performance obligations, and revenue is recognized upon the completion of the services, when the customer gains the ability to use the system and benefit from the services provided by us.

Revenue from IT professional services is recognized at a point in time upon the completion of services. This determination is based on the following considerations under ASC 606-10-25-27:

(i)	Simultaneous Receipt and Consumption: The customer does not simultaneously receive and consume the benefits of the IT professional services as they are performed. The services are delivered as a complete solution, and the customer derives value only upon full completion.

(ii)	Creation or Enhancement of Customer-Controlled Asset: The services provided do not create or enhance an asset that the customer controls as the services are performed. The customer does not gain control until the services are completed.

(iii)

No Alternative Use and Enforceable Right to Payment: While the deliverables are tailored to customer-specific requirements, they do not meet the “no alternative use” criterion because, in practice, the Company can reconfigure partially completed deliverables for other projects, albeit with additional effort.

More importantly, the Company does not have an enforceable right to payment for performance completed to date. Engagement letters typically permit termination at any time without penalty, and payment terms do not obligate the customer to pay for partially completed work.

Accordingly, control is transferred to the customer at a point in time, and revenue is recognized at that time.

Contracts with Multiple Promises

The Company frequently enters into contracts with customers that contain multiple promises, including hardware, software, IT application licenses, and IT professional services. To determine whether these promises are distinct within the context of the contract, the Company applies the guidance in ASC 606-10-25-19 through 25-22, which requires an assessment of whether:

1.	The customer can benefit from the good or service on its own or with other readily available resources; and
2.	The promise to transfer the good or service is separately identifiable from other promises in the contract.

A promised good or service is not distinct if it is highly interdependent and interrelated with other promises, meaning its function is significantly affected by the other promises in the contract. BC32 of ASC 606 states:

“An entity should assess whether two or more promises in a contract are so highly interrelated and interdependent that they cannot be separated.”

Additionally, BC33(a) and (b) explain that if an entity provides a significant service of integrating multiple items into a combined output, those items are not distinct, as they serve as inputs to a unified deliverable rather than separate obligations.

Based on this guidance, the Company has determined that IT professional services are not distinct from hardware, software, or IT application licenses in certain contracts because they are necessary inputs to delivering a fully integrated IT solution rather than stand-alone deliverables.

Contract Scenarios and Distinctness Evaluation

(i) Sale of Hardware Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

Nature of Promises & Intended Benefit to the Customer

In contracts where the Company sells hardware products, the hardware provides computing capability to the customer. However, the hardware alone does not deliver its full intended benefit without installation, configuration, and integration services. IT professional services ensure that the hardware is properly installed, tested, and integrated within the customer’s existing IT infrastructure, making it functional.

Assessment of Interdependency and Significant Effect on Utility

The Company has determined that hardware and IT professional services are not separately identifiable because:

●	The hardware requires IT services to be installed and configured before it can be used.
●	The IT professional services significantly modify and enhance the hardware, making them highly interdependent.
●	Per BC33(a), IT professional services are an input to a combined output, rather than a separate deliverable.

Why IT Professional Services Are an Input to the Combined Output

The Company considered the following factors in concluding that IT professional services are an input to a combined output:

●	Level of Integration: IT professional services ensure that the hardware is installed and operational within the customer’s environment.
●	Modification & Customization: The services configure the hardware to align with the customer’s operational needs.
●	Customer Dependency: The customer does not receive a functional hardware system without the accompanying installation and integration services.

Revenue Recognition Conclusion

Since the hardware and IT professional services are highly interdependent and form a single performance obligation, revenue is recognized at a point in time when the fully integrated system is transferred to the customer, typically upon completion of hardware installation and customer acceptance.

(ii) Sale of Software and IT Application Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

Nature of Promises & Intended Benefit to the Customer

In contracts where the Company provides software, the software delivers core processing and operational capabilities to the customer. However, in many cases, the software requires customization, configuration, and integration to be compatible with the customer’s existing IT environment. IT professional services ensure that the software is properly deployed, customized, and integrated to meet the customer’s specific business processes.

Assessment of Interdependency and Significant Effect on Utility

The Company has determined that software and IT professional services are not separately identifiable because:

●	The software, on its own, may not provide full functionality without customization and integration.
●	IT professional services significantly modify the software, ensuring it is operational in the customer’s IT ecosystem.
●	Per BC33(b), IT professional services create a combined deliverable, rather than separate outputs.

Why IT Professional Services Are an Input to the Combined Output

The Company considered the following factors in determining that IT professional services are an input to a combined output:

●	Level of Integration: IT professional services ensure that the software is fully functional within the customer’s system.
●	Modification & Customization: IT professional services tailor the software to meet customer-specific requirements.
●	Customer Dependency: The customer cannot deploy or use the software effectively without IT professional services ensuring proper implementation.

Revenue Recognition Conclusion

Since the software and IT professional services are highly interdependent and form a single performance obligation, revenue is recognized at a point in time when the fully customized and integrated software solution is delivered and accepted by the customer.

(iii) Sale of Hardware, Software, and IT Application Products with IT Professional Services

Nature of Promises & Intended Benefit to the Customer

In contracts where the Company provides a combination of hardware, software, and IT professional services, each element works together to create a fully integrated IT system. The customer expects a turnkey solution, rather than individual components that must be assembled separately.

Assessment of Interdependency and Significant Effect on Utility

The Company has determined that none of the promises are distinct from each other, as they are highly interdependent and interrelated because:

●	Hardware requires software to operate, and software requires IT services for customization and integration.
●	IT professional services configure and connect the hardware and software to function as a unified system.
●	Per BC32, the contract’s objective is to deliver an integrated IT system, rather than discrete components.

Why IT Professional Services Are an Input to the Combined Output

The Company considered the following factors in concluding that IT professional services are an input to a combined output:

●	Level of Integration: IT professional services configure both hardware and software to function as a single IT system.
●	Modification & Customization: IT professional services modify the components to meet customer-specific requirements.
●	Customer Dependency: The customer does not receive a functional IT system unless all components are integrated.

Revenue Recognition Conclusion

Since the hardware, software, and IT professional services are highly interdependent and form a single performance obligation, revenue is recognized at a point in time when control of the fully integrated IT system is transferred to the customer upon completion and acceptance.

(iv) Sale of Software and IT Application Products with Maintenance and Support Services

Nature of Promises & Intended Benefit to the Customer

In certain contracts, the Company sells software and IT application licenses that grant customers the right to use proprietary software. These software products and licenses provide immediate functionality and enable the customer to operate the software in their IT environment.

Additionally, these contracts may include maintenance and support (M&S) services, which typically consist of:

●	Technical support to assist the customer with troubleshooting and operational issues.
●	Unspecified software updates and patches to enhance security, performance, or compatibility with evolving IT environments.
●	Access to periodic feature upgrades, if applicable.

The primary intended benefit to the customer is the use of the software license. The maintenance and support services supplement the software usage by ensuring that it continues to operate effectively but do not modify or enhance the software’s core functionality at the time of transfer.

Assessment of Interdependency and Significant Effect on Utility

To determine whether the software license and M&S services are distinct within the context of the contract, the Company evaluates whether:

●	The customer can benefit from the software license independently – The software license, upon delivery or activation, provides immediate utility and enables the customer to conduct business operations without requiring immediate maintenance or support intervention.
●	The M&S services does not significantly affect the customer’s ability to benefit from the software license – The maintenance and support services do not alter the fundamental usability of the software, as the customer can continue to use the software with or without receiving M&S services.
●	The software license and M&S services are not highly interdependent – While M&S ensures the software remains functional over time, it does not significantly integrate with or modify the software itself. The software retains its core functionality independently, making M&S a separately identifiable promise rather than an input to a combined output.

Based on these factors, the Company concludes that the software license and M&S services are distinct performance obligations because they do not significantly affect each other’s standalone utility. This assessment aligns with ASC 606-10-25-21 and BC32, which emphasize that promises should be considered distinct if they do not integrate, modify, or significantly impact each other’s functionality.

However, the Company assessed that the M&S services are immaterial to the total transaction price and do not significantly impact the timing or amount of revenue recognized. In these cases, the software license and M&S services are treated as a single performance obligation, consistent with ASC 606 guidance on immaterial performance obligations.

Why Maintenance & Support Services Are Not an Input to a Combined Output

Unlike IT professional services, which significantly modify or integrate hardware and software to form a single functional solution, maintenance & support services:

●	Do not alter or enhance the software at the time of transfer – The customer receives an operational software license upon delivery, and M&S provides future support rather than modifying the existing software.
●	Are not required for the customer to derive initial benefit from the software – The customer can use the software independently, and the M&S services merely support long-term usability.
●	Do not significantly integrate with or change the underlying software – The services are supplementary rather than essential for the initial use of the product.

As such, M&S services do not qualify as an input to a combined output under BC33(a) or (b) and are therefore evaluated separately from the software license.

Revenue Recognition Conclusion

Since the Company has determined that M&S services are immaterial to the total transaction price, the software license and M&S services are treated as a single performance obligation for simplicity in revenue recognition.

●	Revenue for the combined performance obligation is recognized at a point in time when control of the software license is transferred to the customer, typically upon delivery or activation.
●	Any revenue associated with M&S services is included in the total transaction price of the software license and recognized at the same point in time, as the distinction between the two does not materially impact revenue timing.

(v) Sale of Software and IT Application Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services) and with Maintenance and Support Services

Nature of Promises & Intended Benefit to the Customer

In certain contracts, the Company sells software and IT application licenses combined with both IT professional services (e.g., setup, customization, integration) and maintenance and support services (M&S). The software license provides core processing capabilities. IT professional services are required to customize, configure, and integrate the software into the customer’s existing IT environment to make it fully functional. The M&S services consist of technical support, unspecified updates, and patches that help maintain the software’s operation over time.

The customer’s primary intended benefit is to obtain a fully deployed and customized software solution that is ready for use, with ongoing support to ensure continued operation.

Assessment of Interdependency and Significant Effect on Utility

The Company has determined that the software license and the IT professional services are highly interdependent and interrelated, and therefore not distinct from each other, because:

●	The software license alone does not deliver its full intended functionality without customization, configuration, and integration into the customer’s environment.
●	The IT professional services significantly modify and tailor the software to meet customer-specific requirements.
●	Per ASC 606-10-25-21 and BC33(b), the software and the IT professional services are inputs to a combined output (a fully functional, customized software system), rather than separate deliverables.

In contrast, the M&S services do not significantly affect the customer’s ability to benefit from the customized software system at the time of transfer. The customer can use the deployed and customized software immediately upon completion of the IT professional services, regardless of whether M&S is provided. However, the Company has assessed that the M&S services are immaterial relative to the total transaction price of these contracts. Furthermore, the M&S services do not fundamentally alter the software or the integrated solution – they merely provide future support.

Why Maintenance & Support Services Are Not an Input to a Combined Output

Unlike IT professional services, which significantly modify or integrate hardware and software to form a single functional solution, maintenance & support services:

●	Do not alter or enhance the software at the time of transfer – The customer receives an operational software license upon delivery, and M&S provides future support rather than modifying the existing software.
●	Are not required for the customer to derive initial benefit from the software – The customer can use the software independently, and the M&S services merely support long-term usability.
●	Do not significantly integrate with or change the underlying software – The services are supplementary rather than essential for the initial use of the product.

Because the M&S services are immaterial to the total transaction price, the Company treats the entire contract (software + IT professional services + M&S) as a single performance obligation for revenue recognition purposes.

Revenue Recognition Conclusion

Revenue is recognized at a point in time when the fully customized and integrated software solution is delivered and accepted by the customer. At that moment, control of the combined deliverable (including the software as customized) is transferred to the customer. The immaterial M&S component does not change the timing of revenue recognition.

Variable Consideration

We estimate variable consideration, including potential refunds, penalties, or performance bonuses, using the expected value or most likely amount method, depending on which better predicts the amount of consideration to which we will be entitled. We recognize revenue only to the extent that it is probable that a significant reversal of cumulative revenue will not occur. For the years ended December 31, 2023, 2024 and 2025, we did not have any contracts with variable consideration, and no adjustments to the transaction price were necessary after initial recognition.

Principal versus Agent Considerations

In evaluating whether we are acting as a principal or an agent in its contracts, we considered the guidance in ASC 606-10-55-36 through 55-40. This evaluation focused on identifying the specified goods or services promised to the customer and assessing whether we obtain control of these goods or services before they are transferred to the customer.

Our IT solutions involve services, hardware, software, and IT application products. In these contracts, we provide a bundle of goods and services necessary to fulfil the performance obligations. While certain components of the solution, such as hardware and software, may be sourced from third-party providers, we direct and integrate these inputs into a cohesive IT solution that meets the customer’s needs.

Specifically:

(i) Control of Goods and Services:

We take control of the services, hardware, software, and IT application products prior to their delivery to the customer. This is evidenced by the Company’s ability to direct the use of these goods and services and to obtain the benefits from them before transfer.

We assume inventory risk for these goods, either upon receipt from the third-party provider or during their customization or bundling into the overall IT solution.

2. Primary Responsibility for Fulfilment:

We are responsible for ensuring the customer receives the specified solution, including resolving any issues with the delivery or functionality of the underlying services, hardware, software, and applications. This indicates that we are accountable for the overall performance of the arrangement.

3. Pricing Discretion:

We determine the pricing for the bundled solution, further supporting its role as principal.

Although we partner with cloud and technology service providers and outsources certain components to third-party providers, these third parties act as subcontractors or suppliers within our broader performance obligation. We do not merely arrange for the third parties to provide goods or services directly to the customer.

Based on the above, we concluded that we act as the principal in these transactions because we control the specified goods and services before transferring them to the customer.

Accounts Receivable, Net

Accounts receivable primarily consists of amounts due from our customers and related companies. We record these balances net of an allowance for expected credit losses, which is established in accordance with ASC 326, Financial Instruments—Credit Losses.

We estimate our allowance for expected credit losses using a forward-looking model that incorporates historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. We determine the allowance is determined through Portfolio-level analysis, which applies a historical loss rate to pools of receivables with similar risk characteristics, adjusted for expected changes in the macroeconomic environment and industry trends.

Our management evaluates receivables based on factors such as the aging of receivables, historical collection patterns, and the customer’s ability to pay, as well as broader economic factors that may affect the collectability of receivables. Significant judgments include evaluating the impact of economic downturns, industry-specific risks, and other external factors on customer creditworthiness.

Receivables are written off against the allowance when all reasonable collection efforts have been exhausted and our management determines that the likelihood of collection is remote. The timing of the write-off is based on specific criteria, including the length of time a receivable has been past due, customer bankruptcy, and other significant credit events.

As of December 31, 2024 and 2025, the Company had an allowance for credit losses of HK$1,001,086 and HK$8,727,283 (US$1,118,882), respectively. The increase in the allowance was due to a modest rise in receivables aging beyond standard terms observed during the year.

Contract Assets and Contract Liabilities

Contract assets represent our right to consideration in exchange for goods or services that have been transferred to the customer, but for which billing has not yet occurred under the terms of the contract. We recognize contract assets when we satisfy a performance obligation and has a right to payment, but the payment is conditional on something other than the passage of time (e.g., future performance or acceptance of goods or services by the customer). We evaluate contract assets for expected credit losses in accordance with ASC 326 and measure at the net realizable value.

Contract liabilities represent the billings to date, as allowed under the terms of a contract, but not yet recognized as contract revenue using our revenue recognition policy. Contract liabilities arise when billings exceed the amount of revenue recognized based on our revenue recognition policy under ASC 606. We recognize revenue over time or at a point in time as performance obligations are satisfied, depending on the nature of the contract and the specific terms of the agreement.

We classify contract assets and liabilities as current or noncurrent depending on the timing of when the performance obligations are expected to be satisfied and when the related billings will occur. For contracts with multiple promises, we allocate the transaction price to each performance obligation based on relative stand-alone selling prices. We regularly review our estimates of transaction prices, performance obligations, and the progress toward satisfaction of those obligations.

Any significant changes in contract assets and liabilities are disclosed separately in the financial statements and are primarily driven by the timing of the satisfaction of performance obligations and the receipt of customer payments.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the financial statements, “Summary of Significant Accounting Policies.

Years ended December 31, 2023, 2024 and 2025

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amount.

	Year ended December 31,
	2023	2024	2025		Variance	2024 to 2023	2025 to 2024
	HK$	HK$	HK$	US$	HK$	% Change	% Change

Revenues	141,372,358	181,830,126	251,216,649	32,207,262	69,386,523	28.6	38.2
Cost of revenues	(121,462,858)	(156,575,791)	(218,793,249)	(28,050,417)	(62,217,458)	28.9	39.7
Gross profit	19,909,500	25,254,335	32,423,400	4,156,845	7,169,065	26.8	28.4

Operating expenses
Selling and marketing expenses	(1,024,598)	(2,776,713)	(31,627,720)	(4,054,836)	(28,851,007)	171.0	1,039.0
General and administrative expenses	(4,989,693)	(8,527,081)	(24,332,020)	(3,119,489)	(15,804,939)	70.9	185.3
Total operating expenses	(6,014,291)	(11,303,794)	(55,959,740)	(7,174,325)	(44,655,946)	87.9	395.1
Operating income / (loss)	13,895,209	13,950,541	(23,536,340)	(3,017,480)	(32,036,986)	0.4	(267.4)
Interest income	13,838	47,591	20,860	2,674	(26,731)	243.9	(56.2)
Interest expense	-	(100,939)	(145,289)	(18,627)	(44,350)	100	43.9
Other income, net	358,441	173,715	109,803	14,077	(63,912)	(51.5)	(36.8)
Income / (Loss) before taxes	14,267,488	14,070,908	(23,550,966)	(3,019,356)	(37,621,874)	(1.4)	(267.4)
Income tax expenses	(2,161,815)	(2,200,654)	-	-	2,200,654	1.8	(100)
Net income / (loss)	12,105,673	11,870,254	(23,550,966)	(3,019,356)	(35,421,220)	(1.9)	(298.4)

Earnings / (loss) per share attributable to ordinary shareholders of the shareholders
Basic and diluted	0.37	0.37	(0.71)	(0.09)	-	-	-
Weighted average shares used in calculating basic and diluted net income / (loss) per share	32,500,000	32,500,000	33,376,521	33,376,521	-	-	-

Revenues

The following table presented the breakdown of our revenue for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023		2024		2025			2024 to 2023	2025 to 2024
	HK$	%	HK$	%	HK$	US$	%	% Change	% Change

Revenue from Products:
Contracts with Multiple Promises*:
- Sale of Hardware with IT Professional Services	58,250,642	41.2	70,398,140	38.7	66,224,103	8,490,270	26.4	20.9	(5.9)
- Sale of Software and IT Application products with IT Professional Services	52,958,769	37.5	79,469,485	43.7	32,730,302	4,196,192	13.0	50.1	(58.8)
- Sale of Hardware, Software and IT Application Products with IT Professional Services	5,095,674	3.6	-	-	7,993,333	1,024,786	3.2	(100)	100
- Sale of Software and IT Application Products with IT Professional Services and Maintenance and Support Services	-	-	-	-	12,932,244	1,657,980	5.1	-	100
- Sale of Software and IT Application Products with Maintenance and Support Services	17,239,574	12.2	22,112,152	12.2	114,489,700	14,678,166	45.6	28.3	417.8
Sale of Hardware Products	834,848	0.6	492,705	0.3	638,259	81,828	0.3	(41.0)	29.5
	134,379,507	95.1	172,472,482	94.9	235,007,941	30,129,222	93.5	28.3	36.3
Revenue from Services:
IT Professional Services	4,848,321	3.4	4,779,716	2.6	6,336,954	812,430	2.5	(1.4)	32.6
Maintenance and Support Services	2,144,530	1.5	4,577,928	2.5	9,871,754	1,265,610	3.9	113.5	115.6
	6,992,851	4.9	9,357,644	5.1	16,208,708	2,078,040	6.5	33.8	73.2
Total revenues	141,372,358	100.0	181,830,126	100	251,216,649	32,207,262	100	28.6	38.2

*Revenue Recognition for Contracts with Non-Distinct Obligations

The Company enters into contracts that include a combination of goods (e.g., hardware, software) and services (e.g., IT professional services, integration, and maintenance). When these elements are highly interdependent and interrelated, they are treated as a single performance obligation under ASC 606-10-25-21, and revenue is recognized at a point in time when control transfers to the customer, typically upon customer acceptance.

Because these contracts represent an integrated solution, the Company does not allocate revenue to individual components (hardware, software, or services). Instead, revenue is categorized as product revenue, as the predominant characteristic of the combined deliverable is the hardware and software provided to the customer.

In determining the predominant characteristic, the Company considers:

●	The primary benefit to the customer, which is the acquisition of a functional IT system.
●	The relative significance of each component, including the cost composition of hardware, software, and services within the contract.
●	The customer’s primary reason for entering into the arrangement, which is to obtain a fully integrated IT solution rather than standalone services.

This classification reflects the nature of the Company’s contracts and ensures consistency with how control is transferred to the customer.

The following table summarizes disaggregated revenue from contracts with customers by geographic areas for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023		2024		2025			2024 to 2023	2025 to 2024
	HK$	%	HK$	%	HK$	US$	%	% Change	% Change

Hong Kong	128,519,292	90.9	144,495,457	79.5	225,302,675	28,884,958	89.7	12.4	76.7
Singapore	10,090,715	7.1	33,751,584	18.5	21,777,817	2,792,028	8.7	234.5	(37.3)
Others, including Philippines, Macau, Japan and Malaysia	2,762,351	2.0	3,583,085	2.0	4,136,156	530,276	1.6	29.7	15.4
Total revenues	141,372,358	100.0	181,830,126	100	251,216,649	32,207,262	100	28.6	38.2

The following table presented the disaggregated revenues from contracts with customers by the timing of revenue recognition for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023		2024		2025			2024 to 2023	2025 to 2024
	HK$	%	HK$	%	HK$	US$	%	% Change	% Change

Revenue recognized at point in time
Sale of Hardware Products	834,848	0.6	492,705	0.3	638,259	81,828	0.2	(41.0)	29.5
IT Professional Services	3,600,962	2.5	3,860,692	2.1	1,922,094	246,422	0.8	7.2	(50.2)
Contracts with Multiple Promises	133,544,659	94.5	171,979,777	94.6	234,369,682	30,047,395	93.3	28.8	36.3
	137,980,469	97.6	176,333,174	97.0	236,930,035	30,375,645	94.3	27.8	34.4
Revenue recognized over time
Maintenance and Support Services	2,144,530	1.5	4,577,928	2.5	9,871,754	1,265,610	3.9	113.5	115.6
IT Professional Services	1,247,539	0.9	919,024	0.5	4,414,860	566,007	1.8	(26.3)	380.4
	3,391,889	2.4	5,496,952	3.0	14,286,614	1,831,617	5.7	62.1	159.9

Total revenues	141,372,358	100.0	181,830,126	100.0	251,216,649	32,207,262	100.0	28.6	38.2

Revenues increased by HK$69.4 million, or 38.2%, to HK$251.2 million (US$32.2 million) for the year ended December 31, 2025 compared to HK$181.8 million for the same period in 2024.

The increase was primarily attributable to higher demand for integrated IT solutions, particularly software and IT application products bundled with maintenance and support services, which grew by HK$92.4 million, as well as growth in hardware-with-services contracts. This was partially offset by a decrease in certain software-with-professional services packages.

Cost of revenues

The following table presented the breakdown of our costs of revenues for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023		2024		2025			2024 to 2023	2025 to 2024
	HK$	%	HK$	%	HK$	US$	%	% Change	% Change

Cost of Products:
Contracts with Multiple Promises*:
- Sale of Hardware with IT Professional Services	52,158,964	43.0	65,259,321	41.7	59,880,675	7,677,010	27.4	25.1	(8.2)
- Sale of Software and IT Application products with IT Professional Services	46,521,405	38.3	66,764,480	42.6	25,453,232	3,263,235	11.6	43.5	(61.9)
- Sale of Hardware, software and IT application products with IT Professional Services	4,098,581	3.4	-	-	5,778,437	740,825	2.7	(100)	100
- Sale of Software and IT Application Products with IT Professional Services and Maintenance and Support Services	-	-	-	-	10,552,321	1,352,862	4.8	-	100
- Sale of Software and IT Application Products with Maintenance and Support Services	14,996,495	12.3	17,827,166	11.4	106,856,111	13,699,501	48.8	18.9	499.4
Sale of Hardware Products	719,270	0.6	347,470	0.2	549,444	70,442	0.3	(51.7)	58.1
	118,494,715	97.6	150,198,437	95.9	209,070,220	26,803,875	95.6	26.8	39.2
Cost of Services:
IT Professional Services	2,335,938	1.9	3,312,547	2.1	3,283,943	421,018	1.5	41.8	(0.9)
Maintenance and Support Services	632,205	0.5	3,064,807	2.0	6,439,086	825,524	2.9	384.8	110.1
	2,968,143	2.4	6,377,354	4.1	9,723,029	1,246,542	4.4	114.9	52.5
Total cost of revenues	121,462,858	100.0	156,575,791	100	218,793,249	28,050,417	100	28.9	39.7

Cost of revenues consists primarily of subcontracting fees, cost of hardware, software license and IT application license directly attributable to services provided.

For the year ended December 31, 2025, cost of revenues was HK$218.8 million (US$28.1 million), increased by HK$62.2 million or 39.7% from HK$156.6 million in the same period in 2024. The increase was mainly attributable to the higher volume of integrated IT solution projects, particularly those involving software products with maintenance and support, which carry higher direct costs. The increase in cost of revenues was consistent with the increase in revenue.

Gross profit and gross profit margin

As a result of the foregoing, the overall gross profit for the year ended December 31, 2025 was HK$32.4 million (US$4.2 million), an increase of HK$7.1 million from HK$25.3 million for the same period in 2024. The overall gross profit margin remained stable, with a slight decline from 13.9% for the year ended December 31, 2024 to 12.9% for the year ended December 31, 2025.

The gross profit margin on revenue on products decreased from 12.9% for the year ended December 31, 2024 to 11.0% for the year ended December 31, 2025, while the gross profit margin on revenue on services increased from 31.8% for the year ended December 31, 2024 to 40.0% for the year ended December 31, 2025.

Selling and marketing expenses

Selling and marketing expenses consisted primarily of (i) marketing service fee paid to the third parties; (ii) business development expenses paid to the third parties and (iii) commission paid to the third parties relevant to the sales function.

Our major selling and marketing expenses were comprised of the following items during the years indicated:

	Year ended December 31,
	2023		2024		2025			2023 to 2024	2024 to 2025
	HK$	%	HK$	%	HK$	US$	%	% Change	% Change

Marketing service fee paid to the third parties	986,495	96.3	2,564,915	92.4	19,009,426	2,437,106	60.1	160.0	641.1
Business development expenses paid to the third parties			-	-	12,558,000	1,610,000	39.7	-	100
Commission paid to the third parties	38,103	3.7	211,798	7.6	60,294	7,730	0.2	455.9	(71.5)
Total	1,024,598	100.0	2,776,713	100.0	31,627,720	4,054,836	100.0	171.0	1,039.0

Selling and marketing expenses increased by HK$28.9 million or 1,039.0% from HK$2.8 million for the year ended December 31, 2024 to HK$31.6 million (US$4.1 million) for the year ended December 31, 2025. The significant increase was mainly driven by (i) an increase in marketing service fees paid to third parties by HK$16.4 million, and (ii) new business development expenses paid to third parties amounting to HK$12.6 million incurred during the year to support the expansion of the Company’s market and customer base.

General and administrative expenses

General and administrative expenses primarily consist of salaries, bonuses, and benefits for employees involved in general corporate functions, such as finance, human resources, legal, and executive management. These expenses also include depreciation and amortization related to assets used in corporate activities, legal and professional service fees, entertainment expenses, short-term rental expenses for office spaces, and other administrative expenses.

Our major general and administrative expenses were comprised of the following items during the years indicated:

	Year ended December 31,
	2023		2024		2025			2023 to 2024	2024 to 2025
	HK$	%	HK$	%	HK$	US$	%	% Change	% Change

Salaries, bonuses, and benefits for employees	3,513,248	70.4	5,738,353	67.3	7,883,461	1,010,700	32.4	63.3	37.4
Independent directors’ fees	-	-	-	-	127,400	16,333	0.5	-	100
Amortization of intangible asset	378,802	7.6	681,514	8.0	781,475	100,189	3.2	79.9	14.7
Depreciation of property and equipment	22,940	0.4	25,179	0.3	20,361	2,610	0.1	9.8	(19.1)
Short-term rental expenses	423,158	8.5	424,824	5.0	404,422	51,849	1.7	0.4	(4.8)
Audit fee	-	-	-	-	1,248,000	160,000	5.1	-	100
Legal and professional service fees	183,055	3.7	443,942	5.2	5,290,205	678,232	21.7	142.5	1,091.6
Allowance for the current credit losses on accounts receivable	(348,954)	(7.0)	507,230	5.9	7,726,197	990,538	31.8	245.4	1,432.2
Entertainment expenses	363,067	7.3	227,573	2.7	385,929	49,478	1.6	(37.3)	69.6
Others	454,377	9.1	478,466	5.6	464,570	59,560	1.9	5.3	(2.9)
Total	4,989,693	100.0	8,527,081	100.0	24,332,020	3,119,489	100.0	70.9	185.3

General and administrative expenses increased by HK$15.8 million or 185.3% from HK$8.5 million for the year ended December 31, 2024 to HK$24.3 million (US$3.1 million) for the year ended December 31, 2025. The significant increase was mainly driven by:

(i) an increase in salaries, bonuses and employee benefits of HK$2.1 million (US$0.3 million) due to headcount growth and higher average monthly compensation;

(ii) an increase in legal and professional service fees of HK$4.8 million (US$0.6 million), which included auditor’s interim review fee, service fees driven by post-initial public offering (“IPO”) strategic initiatives, and financial reporting and internal control advisory fees incurred in connection with the public company compliance;

(iii) incurrence of audit fee of HK$1.2 million (US$0.2 million) for the statutory audit of the 2025 financial statements;

(iv) a net increase in allowance for credit losses on accounts receivable of HK$7.2 million (US$0.9 million); and

(v) incurrence of independent directors’ fees of HK$0.1 million (US$0.02 million).

Interest income

Interest income represented the interest income derived from bank saving deposits. For the years ended December 31, 2024 and 2025, we recorded interest income of HK$47,591 and HK$20,860 (US$2,674), respectively.

Interest expense

Interest expense represented the interest on an instalment bank loan of HK$5 million (US$0.6 million) under the SME Financing Guarantee Scheme with a 100% guarantee provided by HKMC Insurance Limited secured during the year ended December 31, 2024. For the years ended December 31, 2024 and 2025, we recorded interest expense of HK$100,939 and HK$145,289 (US$18,627), respectively.

Income tax expenses

For the year ended December 31, 2025, the Company recorded a loss before tax of HK23.6 million (US$3.0 million). As a result, no income tax expense was accrued for the year ended December 31, 2025.

Net income / (loss)

As a result of the above discussion, we recorded a net loss of HK$23.6 million (US$3.0 million) for the year ended December 31, 2025, compared to net income of HK$11.9 million in 2024. The swing was driven by the significant increase in operating expenses, particularly selling and marketing costs related to the IPO and business expansion, partially offset by higher gross profit.

Liquidity and Capital Resources

We financed our daily operations and business development through cash generated from operations and proceeds from the IPO. As of December 31, 2024 and 2025, our cash and cash equivalents balance were HK$10.5 million and HK$21.6 million (US$2.8 million), respectively.

The following table set forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2024	2025	2025
	HK$	HK$	US$

Net cash provided by / (used in) operating activities	7,934,436	(56,614,740)	(7,258,299)
Net cash used in investing activities	(1,213,177)	(11,133,199)	(1,427,333)
Net cash (used in) / provided by financing activities	(6,072,678)	78,840,078	10,107,702

Cash Flow Activities for the Years Ended December 31, 2024 and 2025

Cash Provided by / (Used in) Operating Activities:

For the year ended December 31, 2024, net cash provided by operating activities was HK$7.9 million (US$1.0 million), primarily resulted from the net income of HK$11.9 million (US$1.5 million) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) amortization of intangible asset of HK$0.7 million (US$87,374); and (ii) allowance for the current expected credit losses on accounts receivable of HK$0.5 million (US$65,029). Changes in operating assets and liabilities primarily driven by a decrease in deferred revenue (contract liabilities) of HK$1.2 million (US$0.2 million), a decrease in accounts payable of HK$2.5 million (US$0.3 million) and an increase in accounts receivable of HK$2.5 million (US$0.3 million), partially offset by an increase of tax payable of HK$2.2 million (US$0.3 million).

For the year ended December 31, 2025, net cash used in operating activities was HK$56.6 million (US$7.3 million), primarily resulted from (i) the net loss of HK$23.6 million; (ii) a large increase in accounts receivable of HK$35.7 million (US$4.6 million); and (iii) a decrease in deferred revenue (contract liabilities) of HK$13.6 million (US$1.7 million), partially offset by an increase in accounts payable of HK$8.2 million (US$1.0 million) and increase in accrued expenses and other current liabilities of HK$2.1 million (US$0.3 million).

Cash Used in Investing Activities:

For the year ended December 31, 2024, net cash used in investing activities was HK$1.2 million (US$0.2 million), which was mainly for the enhancement cost of an information technology service management system paid to a third-party system developer.

For the year ended December 31, 2025, net cash used in investing activities was HK$11.1 million (US$1.4 million), mainly for prepayment for development of intangible assets (HK$11.1 million) related to the information technology service management system.

Cash Used in / Provided by Financing Activities:

For the year ended December 31, 2024, net cash used in financing activities of HK$6.1 million (US$0.8 million) consisted of dividend paid of HK$8.3 million (US$1.1 million) and deferred offering costs paid of HK$2.8 million (US$0.4 million), partially offset by proceeds from bank borrowing of HK$5.0 million (US$0.6 million).

For the year ended December 31, 2025, net cash provided by financing activities of HK$78.8 million (US$10.1 million). This primarily consisted of proceeds from the initial public offering of HK$93.3 million (US$12.0 million), which was partially offset by payment of underwriting discounts and commissions of HK$6.5 million (US$0.8 million), payment of deferred offering costs of HK$6.4 million (US$0.8 million), dividend paid of HK$0.7 million (US$0.1 million), net movement in amount due from / to shareholders of HK$0.6 million (US$0.1 million) and repayment of bank borrowing of HK$0.3 million (US$0.04 million).

The following table set forth a summary of our working capital as of the dates indicated:

	As of December 31,
	2024	2025
	HK$	HK$	US$

Current assets	44,954,744	84,485,465	10,831,341
Current liabilities	(28,790,057)	(24,562,743)	(3,149,072)
Working capital	16,164,687	59,922,722	7,682,269

Current assets as of December 31, 2025 were HK$84.5 million (US$10.8 million). Out of this balance, we had cash and cash equivalents of HK$21.6 million (US$2.8 million), which were primarily deposited in financial institutions in Hong Kong Special Administrative Region. The increase in cash was mainly attributable to the net proceeds from the IPO completed in September 2025. The current asset balance also mainly included accounts receivable, net of HK$45.6 million (US$6.0 million), representing a significant increase from the prior year due to higher sales volume; prepayment and other current assets, net of HK$15.1 million (US$1.9 million), primarily consisting of prepaid marketing and business development expenses and strategic advisory fees; unbilled receivables (contract assets) of HK$1.6 million (US$0.2 million); and amounts due from related parties of HK$0.6 million (US$0.1 million).

Current liabilities as of December 31, 2025 were HK$24.6 million (US$3.1 million). This amount was mainly composed of accounts payable of HK$12.7 million (US$1.6 million), reflecting increased procurement of hardware and software licenses to support revenue growth; accrued expenses and other current liabilities of HK$2.9 million (US$0.4 million), primarily for payroll and welfare payables; deferred revenue (contract liabilities) of HK$3.6 million (US$0.5 million), mainly representing advance billings for maintenance and support services and integrated solution contracts to be recognized in the next financial year; tax payable of HK$4.8 million (US$0.6 million); and current portion of bank borrowings of HK$0.5 million (US$0.1 million).

The significant increase in working capital from HK$16.2 million as of December 31, 2024 to HK$59.9 million (US$7.7 million) as of December 31, 2025 was primarily due to the net proceeds from the IPO, which substantially increased cash and cash equivalents, and a decrease in deferred revenue (contract liabilities) as more performance obligations were satisfied during the year. The improvement in working capital provides the Company with enhanced liquidity to fund its ongoing operations and future growth initiatives.

We will have sufficient working capital to meet our present requirements and for the next 12 months from the date of this form.

Contractual Obligations

The following table summarized our contractual obligations as of December 31, 2025:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HK$	HK$	HK$	HK$	HK$

Contractual Obligations:
Bank borrowings
- Principal payments	504,838	1,052,226	1,111,675	2,046,344	4,715,083
- Interest payments	123,323	204,097	144,648	99,968	572,036
Total contractual obligations	628,161	1,256,323	1,256,323	2,146,312	5,287,119

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect our liquidity, capital resources, market risk support, and credit risk support or other benefits.

Concentration of Risks

Political, Social and Economic Risks

Our main operations are located in Hong Kong. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. Our results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although we have not experienced losses from these situations and believe that we are in compliance with existing laws and regulations including our organization and structure disclosed in Note 1 to the consolidated financial statements, such experience may not be indicative of future results.

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposure on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and have not used any derivative financial instruments to manage the interest risk exposure during the years presented.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, accounts receivable, amounts due from related parties and prepayment and other current assets. As of the year ended December 31, 2025, approximately HK$21,339,065 (US$2,735,778) were deposited with financial institutions located in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$800,000 for each financial institution. The bank deposit amounts of the Company that were not covered by the insurance were approximately HK$19,739,065 (US$2,530,649) as of the year ended December 31, 2025 respectively. While the Company believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

We are also exposed to risk from our accounts receivable and prepayment and other current assets. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Concentration Risk

There were three, two and two customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. The total sales to these customers accounted for approximately 62.2%, 28.5% and 26.5% of total revenues for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. There were three and five customers individually representing greater than 10% of the total gross accounts receivable of the Company as of December 31, 2024 and 2025 respectively. The total receivables from these customers accounted for approximately 56.3% and 80.8% of the Company’s accounts receivable as of December 31, 2024 and 2025 respectively.

Future Financings

We may sell our Ordinary Shares in order to fund our business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that we will achieve sales of our equity securities or arrange for debt or other financing to fund our growth in case it is necessary, or if we are able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Mr. Yee Kar Wing	50	Chairman of the Board of Directors, Chief Executive Officer
Mr. Wong Chung Wai	50	Chief Financial Officer
Mr. Hui Wai Ming	61	Chief Operating Officer
Mr. Chang Hong-Ze	30	Director
Mr. Wong Ka Lun	51	Independent Director
Mr. Shi Cheuk Kwan	51	Independent Director
Mr. Tsang Chi Hon	51	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

Mr. Yee Kar Wing, our co-founder and Chairman of the Board of Directors, has served as the Chief Executive Officer of our Group since our inception in 2017. With over two decades of leadership in the IT industry, Mr. Yee has established himself as a pivotal figure in business and technology. Mr. Yee has dedicated more than 20 years to business development and fostering strategic partnerships, particularly in the sectors of telecommunications, hosting, Internet service providers, and independent software vendors. Mr. Yee has also been at the forefront of developing cloud products and services for over nine years. Prior to founding the Company, Mr. Yee has also served as Director at Primex Technology Limited since March 2003. Currently, Mr. Yee is also the chairman of the Innovation & Technology Affairs Committee at The Hong Kong General Chamber of Small and Medium Business, where he drives initiatives to support technological advancements and innovation among small and medium-sized enterprises. Additionally, Mr. Yee serves on the Young Executive Committee of the same chamber, further demonstrating his commitment to nurturing young business talent and fostering a culture of leadership among the next generation. Mr. Yee is also an active member of Rotary International District 3450, participating in various initiatives that aim to improve community well-being and international cooperation. Mr. Yee obtained his Bachelor of Science in E-commerce of Computing Science from the University of South Australia in January 2005.

Mr. Wong Chung Wai joined us in August 2024 and is currently our chief financial officer, advising on long-term business and financial planning, managing the processes for financial forecasting and budgets, and overseeing the preparation of all financial reporting. Mr. Wong has also served as financial controller at South China Media Group, a company mainly engaged in media publication and financial public relation services, since November 2021. From July 2015 to November 2021, Mr. Wong served as financial controller at National Agricultural Holdings Limited, an HKEX-listed company mainly engaged in provision of financial leasing services; manufacturing and trading of agricultural machineries; software development and maintenance; and property investment. Mr. Wong served as finance manager at Asana Wellness Group Limited from January 2013 to March 2015. From November 2007 to December 2012, Mr. Wong served as finance manager at Lam Soon (Hong Kong) Limited, an HKEX-listed company mainly engaged in manufacturing and trading of flour products, edible oils products and home care products. From October 2005 to July 2007, Mr. Wong served as accounting manager at Skyworth Digital Holdings Limited, an HKEX-listed company mainly engaged in manufacture and sales of smart TV systems, smart white appliances, internet value-added services and property development. He served as assistant manager at KPMG from January 2004 to October 2005, senior accountant at RSM Hong Kong from July 2002 to January 2004, and staff accountant at Deloitte from September 1999 to September 2001. Mr. Wong obtained his Bachelor of Arts in Accounting and Finance from University of West London in 1997 and Bachelor of Laws from University of London in 2013. Mr. Wong was qualified as a fellow member of Association of Chartered Certified Accountants in 2009.

Mr. Hui Wai Ming is our co-founder and chief operating officer, primarily involving overseeing the operations, developing strategic plans, and ensuring that all of our functions synergistically could achieve its business goals. Prior to founding the Company, Mr. Hui co-founded and had served as chief operating officer of GMS Pte LTD, which was acquired by M1 Limited, a Singapore telecommunications company for 16 years since 2001. Mr. Hui obtained his Bachelor of Science in International Business from Brigham Young University, Hawaii Campus in 1986.

Mr. Chang Hong-Ze joined us in October 2025 and is currently our director. Mr. Chang is a senior technology and management professional with extensive experience in cloud computing, enterprise digital transformation, and technical team leadership. He is familiar with technology industry ecosystem in Taiwan and Greater China, and has experience in cross-regional collaboration and international business expansion. From January 2020 to June 2023, Mr. Chang worked for Creative Cloud Computing Technology Co., Ltd. as technical manager, where he was responsible for the technical planning and team management of the cloud computing product line, leading the development of hybrid cloud solutions based on AWS and Azure. Before that, Mr. Chang served as technical manager at Taiwan Cloud Light Technology Limited during July 2017 and December 2019, where he played a key role in the technical architecture design and implementation of cloud computing and data center solutions. Mr. Chang obtained his Bachelor of Information Engineering from National Taiwan University of Science and Technology in 2017.

Mr. Wong Ka Lun is our independent director. Mr. Wong serves as the chairman of the nominations committee and as a member of the audit and compensation committees. Mr Wong has more than 27 years’ experience across communication services, IT services and software industries with a track record of executing quantifiable results. He is currently served as director of Go4Fiber Limited, where he is responsible for driving the company’s sales and services organization. From 2000 to 2005, Mr. Wong served as Business Development Manager at Spirent Communications plc (LSE: SPT), a British multinational telecommunications testing company. From 2005 to 2014 served as Senior Product Marketing Manager at JDSU, now called VIAVI Solutions Inc. (NASDAQ: VIAV), an American network test, measurement and assurance technology company. And from 2014 to 2017, Mr. Wong served as Chief Solution Architect at CENX, now part of Ericsson Digital Services (NASDAQ: ERIC), a Swedish multinational networking and telecommunications company. Mr. Wong obtained his Bachelor of Science in Information Systems with honors from University of Staffordshire. He is also a Registered Umpire at Hong Kong Badminton Association Ltd.

Mr. Shi Cheuk Kwan is our independent director. Mr. Shi serves as the chairman of the compensation committee and as a member of the audit and nominations committees. Mr. Shi has been currently the director of 1280732 B.C. LTD., a fintech service provider in Web3 and A.I. since December 2020. From July 2020 to March 2021, Mr. Shi served as senior manager of Services & Operations Department at AIA International Limited, a pan-Asian life insurance group. Mr. Shi served as technical director at TideiSun Group Limited, a global media and FinTech company from November 2017 to April 2020. From December 2015 to September 2017, Mr. Shi served as software manager at ANX International Ltd, a FinTech company. From November 2010 to October 2015, Mr. Shi served as senior manager at NTT Communications, an international communications and ICT solution provider. From October 2005 to November 2010, Mr. Shi was an enterprise architect at the Housing Department of the Government of the Hong Kong SAR. Mr. Shi obtained his Bachelor of Computing in E-Commerce from Hong Kong Baptist University in 2005 and Master of Corporate Finance from Hong Kong Polytechnic University in 2007. Mr. Shi was also qualified as a certified ScrumMaster by Scrum Alliance in 2016, certified Scrum Product Owner by Scrum Alliance in 2016, Sun Certified Enterprise Architect for Java Platform by Sun Microsystems in 2006 and Sun Certified Programmer for Java 2 Platform Version 1.4x by Sun Microsystems in 2004.

Mr. Tsang Chi Hon is our independent director. Mr. Tsang serves as the chairman of the audit committee and as a member of the compensation and nominations committees. Mr. Tsang has been served as the company secretary of China Oriented International Holdings Limited, an HKEX-listed investment holding company, principally engaged in provision of driving training services, since May 2017, the company secretary and financial controller of Micron (International) Group Holdings Limited since April 2021, and the company secretary of RENHENG Enterprise Holdings Limited, an HKEX-listed company principally engaged in the manufacture, sale and provision of maintenance, overhaul and modification services in respect of tobacco machinery products in the PRC, since May 2022, where he is mainly responsible for the company secretarial and related matters. From November 2013 to July 2021, Mr. Tsang served as an independent non-executive director of Xinhua News Media Holdings Limited, an HKEX-listed company. From January 2017 to August 2018, Mr. Tsang was a company secretary of Swee Seng Holdings Limited. Mr. Tsang has more than 15 years of experience in audit and accounting. From November 2009 to February 2014, Mr. Tsang served as chief financial officer at Zuoan Fashion Limited, where he was responsible for the finance and accounting functions of the group companies. From May 2009 to September 2009, Mr. Tsang served as financial reporting manager at Luxworld Limited. From May 2007 to July 2008, Mr. Tsang served as a group financial controller at Reyoung Pharmaceutical Holdings Limited, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited. Mr. Tsang consecutively served as senior and supervisor in the assurance division Grant Thornton Hong Kong from March 2004 to March 2007. Mr. Tsang served as auditor at Baker Tilly Hong Kong Business Services Limited from October 1999 to February 2004. Mr. Tsang graduated from The University of Hong Kong in December 2009 with a Bachelor of Accounting and was admitted as a certified public accountant of the Hong Kong Institute of Certified Public Accountants in April 2006.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the Board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a 60-day prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without our written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Family Relationships

There are no family relationships or other arrangements among our directors and executive officers.

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of NYSE American and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

As a Cayman Islands company listed on NYSE American, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, we currently do not rely on this home country practice exception and have a majority of independent directors serving on our board of directors.

Committees of the Board

We have established an audit committee, a compensation committee and a nominations committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Wong Ka Lun, Shi Cheuk Kwan and Tsang Chi Hon, and will be chaired by Tsang Chi Hon. Our Board has determined that each such member satisfies the “independence” requirements of Section 803(2) of the NYSE American Company Guide and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy NYSE American and SEC requirements. Our board of directors has also determined that Tsang Chi Hon qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NYSE American Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full board of directors;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Wong Ka Lun, Shi Cheuk Kwan and Tsang Chi Hon, and is chaired by Shi Cheuk Kwan. Our Board has determined that each such member satisfies the “independence” requirements of Section 803(2) of the NYSE American Company Guide. Our compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the Board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the Board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management.

Nominations Committee. Our nominations committee consists of Wong Ka Lun, Shi Cheuk Kwan and Tsang Chi Hon, and is chaired by Wong Ka Lun. Our Board has determined that each such member satisfies the “independence” requirements of Section 803(2) of the NYSE American Company Guide. The nominations committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominations committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting one-third of the directors for the time being shall retire from office by rotation. However, if the number of directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring directors. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (ii) dies or is found to be or becomes of unsound mind and the board of directors resolves that his office be vacated; (iii) resigns; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the Board and the Board resolves that his office be vacated; (v) is prohibited from being or ceases to be a director by operation of law; or (vi) is removed from office by the requisite majority of the directors or otherwise pursuant to our amended and restated memorandum and articles of association then in effect. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

B.	Compensation

In 2025, we paid an aggregate of HK$1.11 million (US$0.14 million) in cash to our executive officers, and we paid an aggregate of HK$0.13 million (US$0.02 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

2025 Share Incentive Plan

In May 2025, our board of directors approved the 2025 Share Incentive Plan, which we refer to as the 2025 Plan in this Report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2025 Plan is 4,875,000 ordinary shares, equal to 15% of the total number of shares issued and outstanding on the effective date of the 2025 Plan. As of the date of this Report, no award has been granted under the 2025 Plan.

The following paragraphs summarize the principal terms of the 2025 Plan.

Types of awards. The 2025 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2025 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award agreement. Awards granted under the 2025 Plan will be evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Term of the awards. The vested portion of options will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2025 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and amendment. Unless terminated earlier, the 2025 Plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.

C.	Board Practices

Please refer to “Item 6 Directors, Senior Management And Employees – A. Directors and Officers.”

D.	Employees

Employees

We had 17 full-time employees and 5 part-time employees as of December 31, 2025. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2025.

Function	Number of Employees

Sales and Marketing	5
General and Administrative	4
Operations	13
Total	22

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team. As required by relevant regulations in the jurisdictions in which we operate, we maintain insurance covering the liability to make payment in respect of death, injury or disability of our employees for injuries at work for all of our employees. We believe that our current insurance policies are sufficient for our operations. In addition, we generally enter into standard employment agreements, non-disclosure agreements, and general rules of conduct with our employees that include confidentiality and non-competition provisions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	all executive officers and directors of the Company as a group.

The beneficial ownership of ordinary shares of the Company is based on ordinary shares issued and outstanding as of the date of this Report.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them, subject to applicable community property laws. Any shares of our ordinary shares subject to options or warrants exercisable within 60 days of the consummation of this Report are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Yee Kar Wing(1)	24,456,250	68.91
Hui Wai Ming(1)	-	-
Wong Chung Wai	-	-
Chang Hong-Ze	-	-
Wong Ka Lun	-	-
Shi Cheuk Kwan	-	-
Tsang Chi Hon	-	-
Directors and Executive Officers as a group	24,456,250	68.91
Other Principal Shareholders
Rainbow Sun Enterprises Limited(1)	24,456,250	68.91

(1) Mr. Yee Kar Wing (“Mr. Yee”) is the controlling shareholder and sole director of Rainbow Sun Enterprises Limited (“Rainbow Sun”), while Mr. Hui Wai Ming (“Mr. Hui”), the only minority shareholder of Rainbow Sun, has entered into a concert party agreement with Mr. Yee, pursuant to which Mr. Hui agrees to act in concert with Mr. Yee in all matters with respect to the Company, Vigorous Elite Holdings Limited and SCS. As such, Mr. Yee has sole voting and dispositive power over shares held by Rainbow Sun.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

The relationship and the nature of related party transactions are summarized as follows:

Names of the related parties	Relationship with the Company
Leading Digital Supply Limited	50% owned by Yee Kar Wing; Director until July 4, 2024
Primex Technology Limited	50% owned by Yee Kar Wing; Director
GMS Enterprise (Hong Kong) Limited	100% owned by Primex Technology Limited; Director: Yee Kar Wing
Yee Kar Wing	Shareholder, Director, and CEO of the Company
Hui Wai Ming	Shareholder and COO of the Company
Chu Che Man	Shareholder and director of SCS (ceased to be the director and shareholder of SCS since September 25, 2023 and September 26, 2023, respectively)

a. Amounts due from / (to) related parties

	As of December 31,
	2023	2024	2025
	HK$	HK$	HK$
Leading Digital Supply Limited(i)	9,800	-	-
Primex Technology Limited(ii)	75,924	30,256	84,256
Total amounts due from related parties - trade	85,724	30,256	84,256
Less: Allowance for credit losses	(7,684)	(1,681)	(26,793)
Total amounts due from related parties – trade, net	78,040	28,575	57,463

Yee Kar Wing(iii)	(5,276,517)	(33,795)	534,028
Hui Wai Ming(iii)	(3,732,147)	(645,120)	27,300
Total amounts due from / (to) related parties – non trade	(9,008,664)	(678,915)	561,328

b. Related party transactions

	Year ended December 31,
	2023	2024	2025
	HK$	HK$	HK$
Purchase from GMS Enterprise (Hong Kong) Limited	21,551	-	-
Service rendered to Leading Digital Supply Limited	540,200	240,500	-
Service rendered to Primex Technology Limited	54,000	54,000	54,000
Sales commission paid to Hui Wai Ming	-	12,500	-
Loan advance to Yee Kar Wing	11,978,398	6,027,096	9,772,820
Payment on behalf of the Company by Yee Kar Wing	6,255,052	6,111,591	8,784,275
Sales proceeds received by Yee Kar Wing on behalf of the Company	309,106	-	-
Dividend paid to Yee Kar Wing(iv)	6,097,976	5,277,024	-
Dividend paid to Hui Wai Ming(iv)	2,392,580	3,060,000	672,420

Terms of Transactions with Related Parties

The transactions with related parties are conducted on terms that, in management’s opinion, approximate arm’s length transactions. The pricing for services provided and goods sold to related parties is based on market rates for similar transactions with third parties. However, due to the nature of related party relationships, these transactions may not be at the same terms that would be available in an open market.

(i)	Mr. Yee Kar Wing has ceased to be the shareholder and director of Leading Digital Supply Limited since July 4, 2024. The amount due from Leading Digital Supply Limited and the allowance for the credit loss on the amount due from Leading Digital Supply Limited as of December 31, 2024 were HK$9,800 (December 31, 2023: HK$9,800) and HK$974 (December 31, 2023: HK$136) respectively. These amounts were reallocated to accounts receivable and allowance for the credit losses on accounts receivable.

(ii)	The amounts due from Primex Technology Limited represent receivables for IT infrastructure solutions and managed support services provided by the Company. This balance is subject to credit risk, and allowances / (reversal of allowances) for credit losses of HK$5,867 and (HK$6,900 (US$885)) were recognized for the years ended December 31, 2024, and 2025, respectively.

(iii)	These balances are unsecured, interest-free, and without a fixed repayment term.

(iv)	On December 31, 2023, SCS declared a dividend of HK$17,500,000 to Vigorous Elite Holdings Limited s. In accordance with a written instruction of the Vigorous, the dividend will be paid directly to Yee Kar Wing and Hui Wai Ming, the ultimate shareholders of Vigorous. The transaction was fully authorized by the Board of Directors and documented in a board resolution. During the years ended December 31, 2023, 2024, and 2025, dividends of HK$8,490,556, HK$8,337,024, and HK$672,420 were paid, respectively. As of December 31, 2025, the declared dividend was fully settled. No dividend was declared during the year ended December 31, 2025.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Hewlett-Packard HK SAR Limited v. Sereno Cloud Solution HK Limited (In the High Court Action No. 1241 of 2025): On July 2, 2025, a multinational OEM company (through its Hong Kong subsidiary, Hewlett-Packard HK SAR Limited, the “Plaintiff”) commenced legal proceedings in the High Court of Hong Kong, Court of First Instance against our Chief Executive Officer and one of our subsidiaries, Sereno Cloud Solution HK Limited (“collectively referred to as Defendants”), in connection with a prior commercial dispute. The complaint alleges, as a threshold matter, that the subsidiary induced the Plaintiff to enter into a settlement agreement dated October 21, 2022 through fraudulent misrepresentations and unlawful means conspiracy, and seeks rescission of that settlement agreement. The Plaintiff further alleges, contingent upon the success of the rescission claim, historical breaches of an original equipment manufacturer agreement entered into in 2018 and a subsequent undertaking agreement.

The Company intends to vigorously defend the action. The proceedings are at a preliminary stage; the Defendants have filed their Defence recently denying the allegations and discovery has not yet commenced.

Hansink v. ChowChow Cloud International Holdings Limited (Case No. 1:26-cv-02063-VEC): On March 13, 2026, certain shareholders filed a class action in the United States District Court for the Southern District of New York (the “Southern District of New York”) against the Company and some of its executive officers.  The aforementioned complaint filed in the Southern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and alleged generally that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business, operations, and true nature of the trading activity in the securities.  Plaintiff and the Company have stipulated to, and the Court has ordered that following the appointment of Lead Plaintiff and Lead Counsel, the parties will further agree on a briefing schedule for the Lead Plaintiff to file an amended complaint and for the Company to respond to the newly amended complaint. Motions for Lead Plaintiff and Lead Counsel are currently pending with the Court. The Company intends to file a motion to dismiss the amended complaint when filed, and vigorously defend the action

B.	Significant Changes

Except as otherwise disclosed in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares are listed on NYSE American under the symbol “CHOW.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed on NYSE American under the symbol “CHOW.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of nominal or par value of US$0.0001 each. As of the date of this Report, we have 35,490,000 Ordinary Shares issued and outstanding.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our amended and restated memorandum and articles of association (as maybe amended from time to time), the Companies Act, and the common law of the Cayman Islands.

Our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of nominal or par value US$0.0001 each. As of the date of this Report, we have 35,490,000 Ordinary Shares issued and outstanding. All of our Shares issued and outstanding are fully paid.

Our Amended and Restated Memorandum and Articles of Association

The following are a summary of the material provisions in our amended and restated memorandum and articles of association:

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of nominal or par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of our Ordinary Shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each Ordinary Share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by NYSE American rules or (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or by any one or more shareholder(s) together holding at least 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one or more shareholder(s) who holds at least one-third of all votes attaching to all shares in issue and entitled to vote present in person or by proxy, or if a corporation or other natural person, by its duly authorized representative.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or consolidate their shares by ordinary resolution.

However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Alteration of share capital. Our Company may, by an ordinary resolution of its members: (a) increase its share capital by such sum as it thinks expedient; (b) consolidate or divide all or any of its share capital into shares of a larger amount than its existing shares; (c) convert all of any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination, (d) subdivide its shares or any of them into shares of an amount smaller amount provided that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; (e) cancel any shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and (f) reduce its share premium account in any manner authorized and subject to any conditions prescribed by law.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as NYSE American may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of NYSE American, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders, at least 14 days’ prior, specifying the time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued Ordinary Shares.

Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we expect to enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Report.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares except those which hold interests in land in the Cayman Islands and so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires the Ordinary Shares in our initial public offering and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax laws, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons holding their Ordinary Shares in connection with a trade or business conducted outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO ITS PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Ordinary Shares.

For U.S. federal income tax purposes, a U.S. Holder of Ordinary Shares will generally be treated as the beneficial owner of the underlying shares represented by the Ordinary Shares. The remainder of this discussion assumes that a U.S. Holder of the Ordinary Shares will be treated in this manner. Accordingly, deposits or withdrawals of Ordinary Shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce, or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the expected proceeds from the initial public offering, and projections as to the value of our assets (which are based on the expected market price of the Ordinary Shares immediately following the initial public offering), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the future composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of the initial public offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the Ordinary Shares.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the Ordinary Shares (including the amount of any Hong Kong tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation is treated as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its Ordinary Shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated ratably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the tax otherwise due for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Equity Shares cannot be treated as capital, even if a U.S. Holder held such Equity Shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds Ordinary Shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder’s Ordinary Shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such Ordinary Shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF election is effective after the first taxable year during the holder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. Holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information. Accordingly, it is currently anticipated that a U.S. Holder will not be able to avoid the special tax rules described above by making the QEF election.

As an alternative to making a QEF election, a U.S. Holder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes this election with respect to the Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the Ordinary Shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder’s holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the Ordinary Shares are considered “marketable” for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, Ordinary Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder owns the Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. A U.S. Holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. Holder (i) receives certain direct or indirect distributions from a PFIC, (ii) recognizes gain on a direct or indirect disposition of PFIC stock, or (iii) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Ordinary Shares if we are or become a PFIC.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be subject to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. A two-tiered profits tax rates regime applies: 8.25% for corporation and 7.5% for unincorporated businesses and individuals on the first HK$2 million of assessable profit, and 16.5% for corporation and 15% for unincorporated businesses and individuals on the remainder of assessable profits.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual U.S. holders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, unbilled receivables, amounts due from related parties and other current assets. As of the years ended December 31, 2024 and 2025, approximately HK$10,522,032 and HK$21,339,065 (US$2,735,778) were deposited with financial institutions located in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$800,000 (year ended December 31, 2024: HK$800,000) for each financial institution. The bank deposit amounts of us that are were not covered by the insurance were approximately HK$9,722,032 and HK$19,739,065 (US$2,530,649) as of the years ended December 31, 2024 and 2025 respectively. While we believe that these financial institutions are of high credit quality, we also continually monitor our credit worthiness.

We are also exposed to risk from its accounts receivable, unbilled receivables, amounts due from related companies and other current assets. These assets are subject to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Interest Rate Risk

We are exposed to interest rate risk on its interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposure on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and have not used any derivative financial instruments to manage the interest risk exposure during the years presented.

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

In the IPO, the Company issued 2,990,000 Ordinary Shares at a price of US$4.00 per share. US Tiger Securities, Inc was the representative of the underwriters. The Company received gross proceeds in the amount of US$12.0 million and net proceeds of approximately US$10.9 million after deducting underwriting discounts and expenses.

US Tiger Securities, Inc., the underwriter of the IPO, notified the Company of its decision to exercise the over-allotment option to purchase an additional 390,000 Ordinary Shares of the Company, par value $0.0001 per share, at a price of US$4.00 per share. The closing for the sale of the Over-allotment Ordinary Shares took place on September 17, 2025. Gross proceeds of the Company’s sale of the Over-allotment Ordinary Shares, totaled approximately US$1.56 million, before deducting underwriting discounts and other related expenses.

None of these net proceeds from our initial public offering and the optional offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

As of the date of this annual report, the Company has used approximately USS7,099,836 of the net proceeds from the initial public offering and the over-allotment exercise, including approximately US$4,720,800 for marketing and business development, US$1,426,087 for developing new operation systems in order to enhance our service capabilities and US$952,949 for working capital and general corporate purposes. The Company reallocated proceeds originally intended for potential mergers and acquisitions toward marketing and business development, and the development of new operating systems. This reallocation supports the Company’s efforts to enhance market presence, strengthen customer acquisition capabilities, and improve operational efficiency.

ITEM 15. CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

ITEM 16. [RESERVED]

Not required.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 14.1 of our registration statement on Form F-1 (file No. 333-286296) filed with the SEC on April 1, 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Assentsure PAC, our principal external auditor.

	Year Ended December 31,
	2024	2025
Services	USD	USD

Audit Fees(1)	$219,450	$202,000

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all professional services provided by Assentsure PAC, including audit and non-audit services. All of the services of Assentsure PAC for 2025 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors have adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. We have filed our code of business conduct and ethics as Exhibit 19.1 of our registration statement on Form F-1 (file No. 333-286296) filed with the SEC on April 1, 2025.

ITEM 16K. CYBERSECURITY

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company are included at the end of this Report.

ITEM 19. EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of the Company, effective as at October 18, 2024 (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 filed with the SEC on April 1, 2025)
2.1*	Description of Securities
10.1	Form of Employment Agreement between the Company and its executive officers (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form F-1 filed with the SEC on April 1, 2025)
10.2	Form of Employment Agreement between the Company and its independent directors (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on April 1, 2025)
10.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-1 filed with the SEC on April 1, 2025)
10.4	2025 Share Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on May 29, 2025)
11.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Company’s registration statement on Form F-1 filed with the SEC on April 1, 2025)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 of the Company’s registration statement on Form F-1 filed with the SEC on April 1, 2025)
21.1*	List of Subsidiaries
99.1*	Clawback Policy

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ChowChow Cloud International Holdings Limited

May 15, 2026	By:	/s/ Yee Kar Wing
	Name:	Yee Kar Wing
	Title:	Chairman of the Board and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ChowChow Cloud International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChowChow Cloud International Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025, and 2024, and the related consolidated statements of operation and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

May 15, 2026

We have served as the Company’s auditor since 2024.

PCAOB ID Number 6783

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2024	2025	2025
		HK$	HK$	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents		10,522,032	21,614,171	2,771,048
Accounts receivable, net	4	17,666,579	45,610,578	5,847,510
Unbilled receivables (Contract assets)	5	2,609,173	1,577,855	202,289
Prepayment and other current assets, net	6	11,308,236	15,063,070	1,931,162
Deferred offering costs		2,820,149	-	-
Amount due from related parties – non-trade	7	-	561,328	71,965
Amount due from related parties - trade	7	28,575	57,463	7,367
Total current assets		44,954,744	84,484,465	10,831,341

Non-current assets:
Other non-current assets, net	6	122,412	-	-
Operating lease right-of-use assets, net	8	218,130	-	-
Property and equipment, net	9	42,597	31,960	4,098
Prepayment for development of intangible assets	10	-	11,123,475	1,426,087
Intangible asset, net	10	2,344,427	1,562,952	200,379
Total non-current assets		2,727,566	12,718,387	1,630,564
Total assets		47,682,310	97,202,852	12,461,905

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	11	4,546,960	12,715,835	1,630,236
Accrued expenses and other current liabilities	12	838,811	2,938,587	376,744
Amount due to related parties – non-trade	7	678,915	-	-
Tax payable		4,821,619	4,821,619	618,156
Deferred revenue (Contract liabilities)	5	17,401,218	3,581,864	459,213
Operating lease liabilities, current portion	8	218,130	-	-
Bank borrowings, current portion	14	284,404	504,838	64,723
Total current liabilities		28,790,057	24,562,743	3,149,072

Non-current liabilities:
Deferred revenue (Contract liabilities)	5	-	259,084	33,216
Deferred tax liabilities	13	227,530	227,530	29,171
Bank borrowings, non-current portion	14	4,715,596	4,210,245	539,775
Total non-current liabilities		4,943,126	4,696,859	602,162
Total liabilities		33,733,183	29,259,602	3,751,234

Shareholders’ equity:
Ordinary share, par value US$0.0001, 500,000,000 shares authorized; 32,500,000 and 35,490,000 shares issued and outstanding as of December 31, 2024 and 2025 respectively	15	25,350	27,682	3,549
Additional paid in capital		-	77,542,757	9,941,379
Capital reserve		3,200,000	3,200,000	410,256
Merger reserve		(2,647,350)	(2,647,350)	(339,404)
Retained earnings / (Accumulated losses)		13,371,127	(10,179,839)	(1,305,109)
Total shareholders’ equity		13,949,127	67,943,250	8,710,671
Total liabilities and equity		47,682,310	97,202,852	12,461,905

The accompanying notes are an integral part of these consolidated financial statements.

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the Years Ended December 31,
	Notes	2023	2024	2025	2025
		HK$	HK$	HK$	US$ (Note 2(e))
Revenues:
- Revenue from Products	2(m)	134,379,507	172,472,482	235,007,941	30,129,222
- Revenue from Services	2(m)	6,992,851	9,357,644	16,208,708	2,078,040
Total revenues		141,372,358	181,830,126	251,216,649	32,207,262
Cost of revenues:
- Cost of Products	2(n)	(118,494,715)	(150,198,437)	(209,070,220)	(26,803,875)
- Cost of Services	2(n)	(2,968,143)	(6,377,354)	(9,723,029)	(1,246,542)
Total cost of revenues		(121,462,858)	(156,575,791)	(218,793,249)	(28,050,417)
Gross profit		19,909,500	25,254,335	32,423,400	4,156,845

Operating expenses:
Selling and marketing expenses		(1,024,598)	(2,776,713)	(31,627,720)	(4,054,836)
General and administrative expenses		(4,989,693)	(8,527,081)	(24,332,020)	(3,119,489)
Total operating expenses		(6,014,291)	(11,303,794)	(55,959,740)	(7,174,325)

Operating income / (loss)		13,895,209	13,950,541	(23,536,340)	(3,017,480)

Interest income		13,838	47,591	20,860	2,674
Interest expense		-	(100,939)	(145,289)	(18,627)
Other income, net		358,441	173,715	109,803	14,077
Income / (Loss) before taxes		14,267,488	14,070,908	(23,550,966)	(3,019,356)
Income tax expenses	13	(2,161,815)	(2,200,654)	-	-
Net income / (loss)		12,105,673	11,870,254	(23,550,966)	(3,019,356)

Earnings / (Loss) per share attributable to ordinary shareholders of the Company’s shareholders
Basic and diluted	16	0.37	0.37	(0.71)	(0.09)

Weighted average shares used in calculating basic and diluted net income / loss per share:		32,500,000	32,500,000	33,376,521	33,376,521

The accompanying notes are an integral part of these consolidated financial statements.

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid in	Capital	Merger	Retained earnings / (Accumulated	Total shareholders’
	Shares	Amount	capital	reserve	reserve	losses)	equity
		HK$	HK$	HK$	HK$	HK$	HK$
Balance as of December 31, 2022	32,500,000	-	500,000	-	-	6,895,200	7,395,200
Issuance of share capital upon incorporation of Vigorous	-	-	780	-	-	-	780
Reserves arising from reorganization under common control	-	-	(500,000)	3,200,000	(2,700,000)	-	-
Net income	-	-	-	-	-	12,105,673	12,105,673
Dividend declared (Note 7)	-	-	-	-	-	(17,500,000)	(17,500,000)
Balance as of December 31, 2023	32,500,000	-	780	3,200,000	(2,700,000)	1,500,873	2,001,653
Issuance of share capital of Vigorous	-	-	77,220	-	-	-	77,220
Reserves arising from reorganization under common control	-	25,350	(78,000)	-	52,650	-	-
Net income	-	-	-	-	-	11,870,254	11,870,254
Balance as of December 31, 2024	32,500,000	25,350	-	3,200,000	(2,647,350)	13,371,127	13,949,127
Issuance of ordinary shares upon initial public offering, net of issuance costs	2,990,000	2,332	77,542,757	-	-	-	77,545,089
Net loss	-	-	-	-	-	(23,550,966)	(23,550,966)
Balance as of December 31, 2025	35,490,000	27,682	77,542,757	3,200,000	(2,647,350)	(10,179,839)	67,943,250
Balance as of December 31, 2025 in US$ (Note 2(e))	35,490,000	3,549	9,941,379	410,256	(339,404)	(1,305,109)	8,710,671

The accompanying notes are an integral part of these consolidated financial statements.

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$ (Note 2(e))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income / (loss)	12,105,673	11,870,254	(23,550,966)	(3,019,356)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	22,940	25,179	20,361	2,610
Amortization of intangible asset	378,801	681,515	781,475	100,189
Allowance for credit losses on accounts receivable	(348,954)	507,230	7,726,197	990,538
(Reversal of allowance) / Allowance for credit losses on amount due from related parties	6,467	(5,867)	25,112	3,219
Deferred income tax	151,343	1,063	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	7,035,028	(2,478,930)	(35,670,196)	(4,573,102)
Unbilled receivables (Contract assets)	(1,427,212)	(644,511)	1,031,318	132,220
Prepayment and other current assets, net	(11,571,528)	288,935	(3,632,422)	(465,694)
Amounts due from related parties	(63,800)	45,668	(54,000)	(6,923)
Accounts payable	(11,122,393)	(2,532,877)	8,168,875	1,047,293
Accrued expenses and other current liabilities	277,364	(684,862)	2,099,776	269,202
Deferred revenue (Contract liabilities)	10,794,962	(1,184,574)	(13,560,270)	(1,738,495)
Tax payable	2,010,472	2,046,213	-	-
Net cash provided by / (used in) operating activities	8,249,163	7,934,436	(56,614,740)	(7,258,299)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(42,291)	(15,280)	(9,724)	(1,247)
Purchase of intangible asset	(938,516)	(1,197,897)	-	-
Prepayment for development of intangible assets	-	-	(11,123,475)	(1,426,087)
Cash used in investing activities	(980,807)	(1,213,177)	(11,133,199)	(1,427,334)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from / (Repayment of) bank borrowing	-	5,000,000	(284,917)	(36,528)
Payment of deferred offering cost	-	(2,820,149)	(6,392,602)	(819,564)
Net movement in amount due from / to shareholders	2,083,704	84,495	(567,823)	(72,798)
Payment of underwriting discounts and commissions	-	-	(6,530,160)	(837,200)
Proceeds from initial public offering	-	-	93,288,000	11,960,000
Dividend paid	(8,490,556)	(8,337,024)	(672,420)	(86,208)
Net cash (used in) / provided by financing activities	(6,406,852)	(6,072,678)	78,840,078	10,107,702

Net increase in cash and cash equivalents	861,504	648,581	11,092,139	1,422,070
Cash and cash equivalents, beginning of year	9,011,947	9,873,451	10,522,032	1,348,978
Cash and cash equivalents, end of year	9,873,451	10,522,032	21,614,171	2,771,048

Supplemental cash flow information
Hong Kong profits tax paid	-	(153,378)	-	-
Interest paid	-	(100,939)	(145,289)	(18,627)

Supplemental disclosure of non-cash information:
Right-of-use assets obtained in exchange for new lease liabilities	461,624	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

ChowChow Cloud International Holdings Limited (the “Company”) was incorporated in the Cayman Islands on October 8, 2024 as an investment holding company with authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each. One ordinary share was issued on October 8, 2024. The authorized share capital was changed to 500,000,000 ordinary shares of par value US$0.0001 each and the one issued share was sub-divided into 10 ordinary shares on October 18, 2024. The reorganization between the Company and Vigorous Elite Holdings Limited was completed on October 24, 2024, 32,500,000 ordinary shares of par value US$0.0001 each were in issue. The Company conducts its primary operations through its subsidiaries, Vigorous Elite Holdings Limited (“Vigorous”) and Sereno Cloud Solution HK Limited (“Sereno”) that are incorporated and domiciled in Hong Kong (collectively referred to as the “Company”).

Reorganization

Vigorous was incorporated in the British Virgin Islands on July 19, 2023 as an exempted company. Vigorous has not commenced its operations and has limited assets or liabilities.

On September 26, 2023, Vigorous acquired 100% equity interest in Sereno from the existing shareholders. Sereno became Vigorous’ wholly owned subsidiary. Vigorous as investing holding company conducts its primary operations through Sereno after the acquisition.

Sereno was incorporated in Hong Kong on December 3, 2014, under the Companies Ordinance as a company with limited liability. Sereno provides a broad range of IT-related services, including professional IT services, AI-powered proactive cloud-managed services and IT infrastructure solutions. Sereno’s primary operations are based in Hong Kong, serving both local and international clients across various industries, including financial services, healthcare, and retail.

The Company completed a reorganization on October 24, 2024 following which Vigorous and Sereno came under the control of the Company.

On September 17, 2025, the Company closed its public offering (the “IPO”) of 2,990,000 ordinary shares, par value $0.0001 per ordinary share at the price of US$4.0 each, totalling US$11,960,000. All these shares rank pari-passu with the existing shares in all respect.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

Vigorous Elite Holdings Limited	Investment holding	100%

Sereno Cloud Solution HK Limited	Principally engaged in provision of IT-related services	100%

The Company’s offerings include:

Professional IT Services: Expertise in providing customized IT strategies, project management, and ongoing technical support for digital transformation and innovation. The Company adheres to all applicable regulations and standards in its industry, including data protection and cybersecurity laws in the jurisdictions in which it operates. maintains its operations under a strong governance framework, ensuring compliance with the relevant legal, regulatory, and contractual obligations across all markets served.

AI-Powered Proactive Cloud Managed Services: Solutions designed to monitor, manage, and optimize clients’ cloud environments using artificial intelligence for improved efficiency and reduced downtime.

IT Infrastructure Solutions: Design, implementation, and management of scalable IT infrastructure, including hardware, software, and cloud environments tailored to clients’ specific needs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in conformity with the requirements of the Securities Exchange Commission (“SEC”). Additionally, these consolidated financial statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions are evaluated regularly based on historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to:

●	Incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities under ASC 842 (Leases), which is determined based on the Company’s cost of borrowing, adjusted for the specific term and the economic environment.
●	Allowance for credit losses on accounts receivable under ASC 326 (Credit Losses), which is determined based on historical collection experience, the creditworthiness of individual customers, and expected changes in macroeconomic conditions.
●	Useful lives of property and equipment, which are determined based on the Company’s experience with similar assets and expected usage patterns.
●	Valuation allowance for deferred tax assets under ASC 740 (Income Taxes), which is based on management’s assessment of the likelihood of future taxable income and the ability to utilize deferred tax assets before expiration.
●	Estimated progress towards the satisfaction of performance obligations under ASC 606 (Revenue from Contracts with Customers), which considers the nature of the services provided and the terms of customer contracts.

These estimates involve significant judgment and are subject to uncertainty, particularly in areas affected by market volatility, economic conditions, or customer-specific factors. Management regularly reviews and updates its estimates based on changes in these conditions and other relevant factors.

Given the inherent uncertainty in estimating future outcomes, actual results may differ from these estimates, and such differences could have a material impact on the Company’s financial position and results of operations. Management performs sensitivity analysis on critical accounting estimates to assess the potential impact of changes in assumptions and to ensure that the estimates remain reasonable under a range of possible outcomes.

(d) Functional currency and foreign currency translation

The Company uses the Hong Kong dollar (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiaries is the HK$, as determined based on the criteria outlined in Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. The functional currency is assessed based on the primary economic environment in which the Company and its subsidiaries operate. The Company periodically reviews its functional currency determination to ensure that it continues to reflect the underlying economic conditions of its operations.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the exchange rate at the balance sheet date, while non-monetary items measured at historical cost are translated using the exchange rates in effect on the transaction date. Translation adjustments related to monetary assets and liabilities arising from exchange rate fluctuations are recognized as exchange gains or losses in the consolidated statements of comprehensive income.

The Company carefully monitors its exposure to foreign currency fluctuations and manages foreign currency risk by assessing significant movements in exchange rates, particularly in respect of its key trading partners. No material foreign currency translation adjustments were recognized in other comprehensive income for the year ended December 31, 2025, as most transactions and balances were denominated in the functional currency of the Company and its subsidiaries. Should the Company engage in material transactions or hold significant balances in currencies other than the functional currency, foreign currency translation adjustments will be recognized in other comprehensive income.

(e) Convenience translation

The Company’s operations are principally conducted in Hong Kong, where the Hong Kong dollar (HK$) is the functional currency, and all the revenues are denominated in HK$. For the convenience of the readers of our consolidated financial statements, we have provided translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows from HK$ to U.S. dollars (US$) as of and for the year ended December 31, 2025. These translations have been made at a fixed exchange rate of US$1.00 = HK$7.8, which is the pegged rate as determined by the linked exchange rate system in Hong Kong.

These translations are provided solely for informational purposes and should not be construed as representations that the HK$ amounts could be converted into US$ at that or any other rate. The exchange rate used may differ from actual exchange rates on the balance sheet date or subsequent dates, and readers should be aware of potential exchange rate fluctuations. We do not intend for these translated amounts to comply with the provisions of U.S. GAAP regarding functional currency translation, and they are not intended to be a substitute for the HK$ amounts reported in accordance with U.S. GAAP.

The convenience translation presented does not reflect the impact of any fluctuations in foreign exchange rates during the period and should not be relied upon as an accurate measure of actual exchange effects or a reflection of future trends. All financial information should be interpreted in conjunction with the official HK$ amounts presented in the consolidated financial statements.

(f) Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, in accordance with ASC 820, Fair Value Measurement. The Company determines fair value measurements for assets and liabilities that are either required or permitted to be recorded or disclosed at fair value. These measurements consider the principal or most advantageous market in which the transaction would occur and use assumptions that market participants would employ in pricing the asset or liability.

The Company follows the fair value hierarchy established under ASC 820, which prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy consists of three levels:

●	Level 1: Observable inputs, such as quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2: Other inputs that are directly or indirectly observable in the market place, such as quoted prices for similar assets or liabilities, interest rates, and yield curves.
●	Level 3: Unobservable inputs supported by little or no market activity, which require management’s judgment or estimates.

The Company uses market, cost, and income approaches to measure the fair value of assets and liabilities depending on the nature of the item and the availability of relevant inputs. For financial instruments classified under Level 2, fair value is typically determined using observable market data, such as interest rate curves and credit spreads, in conjunction with internally developed models. For instruments classified under Level 3, the Company uses internally developed valuation models that include unobservable inputs, such as discounted cash flows, projected revenue, and assumptions regarding market conditions and risk factors.

The Company’s financial assets and liabilities primarily consist of cash and cash equivalents, accounts receivable, unbilled receivables (contract assets), amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses, deferred revenue (contract liabilities) and bank borrowings. As of December 31, 2025, the carrying values of these financial instruments approximate their fair values. This is due to their short-term maturities for most instruments, and, in the case of bank borrowings, the use of floating interest rates that reset periodically based on observable market benchmarks, aligning the carrying amounts closely with fair value.

The Company distinguishes between recurring and non-recurring fair value measurements. Recurring measurements are those that are required at each balance sheet date, such as certain marketable securities, while non-recurring measurements are triggered by events such as asset impairments or the sale of significant assets.

Management reviews its fair value measurements regularly and adjusts assumptions as necessary to reflect current market conditions and risks. For Level 3 fair value measurements, management performs sensitivity analysis to evaluate the impact of changes in unobservable inputs on the fair value of assets and liabilities.

(g) Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and highly liquid investments with original maturities of three months or less at the date of purchase. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The Company’s cash and cash equivalents are unrestricted as to withdrawal and use. Management regularly reviews its cash management practices to ensure that the Company’s liquidity needs are met and monitors the financial health of the institutions where funds are held.

If applicable, the Company discloses any significant cash balances held in foreign currencies and evaluates whether the associated foreign exchange risks are material to its financial position.

As of the balance sheet date, all cash and cash equivalents are recorded at their carrying value, which approximates fair value due to their short-term maturities.

(h) Accounts receivable, net

Accounts receivable primarily consist of amounts due from the Company’s customers. These balances are recorded net of an allowance for credit losses, which is established in accordance with ASC 326, Financial Instruments—Credit Losses.

The Company estimates its allowance for credit losses using a forward-looking model that incorporates historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The allowance is determined through Portfolio-level analysis, which applies a historical loss rate to pools of receivables with similar risk characteristics, adjusted for expected changes in the macroeconomic environment and industry trends.

Management evaluates receivables based on factors such as the aging of receivables, historical collection patterns, and the customer’s ability to pay, as well as broader economic factors that may affect the collectability of receivables. Significant judgments include evaluating the impact of economic downturns, industry-specific risks, and other external factors on customer creditworthiness.

Receivables are written off against the allowance when all reasonable collection efforts have been exhausted and management determines that the likelihood of collection is remote. The timing of the write-off is based on specific criteria, including the length of time a receivable has been past due, customer bankruptcy, and other significant credit events.

As of December 31, 2024 and 2025, the Company had an allowance for credit losses of HK$1,001,086 and HK$8,727,283 (US$1,118,882), respectively. The increase in the allowance was due to a modest rise in receivables aging beyond standard terms observed during the year.

(i) Contract Assets and Contract Liabilities

Contract assets represent the Company’s right to consideration in exchange for goods or services that have been transferred to the customer, but for which billing has not yet occurred under the terms of the contract. Contract assets are recognized when the Company satisfies a performance obligation and has a right to payment, but the payment is conditional on something other than the passage of time (e.g., future performance or acceptance of goods or services by the customer). Contract assets are evaluated for expected credit losses in accordance with ASC 326 and are measured at the net realizable value.

Contract liabilities represent the billings to date, as allowed under the terms of a contract, but not yet recognized as contract revenue using the Company’s revenue recognition policy. Contract liabilities arise when billings exceed the amount of revenue recognized based on the Company’s revenue recognition policy under ASC 606. Revenue is recognized over time or at a point in time as performance obligations are satisfied, depending on the nature of the contract and the specific terms of the agreement.

Contract assets and liabilities are classified as current or non-current depending on the timing of when the performance obligations are expected to be satisfied and when the related billings will occur. For contracts with multiple promises, the transaction price is allocated to each performance obligation based on relative stand-alone selling prices. The Company regularly reviews its estimates of transaction prices, performance obligations, and the progress toward satisfaction of those obligations.

Any significant changes in contract assets and liabilities are disclosed separately in the consolidated financial statements and are primarily driven by the timing of the satisfaction of performance obligations and the receipt of customer payments.

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, beginning when the asset is available for use. The estimated useful lives are determined based on the nature and expected use of the asset and are reviewed periodically to ensure they remain appropriate. The estimated useful lives for major asset categories are as follows:

Category	Estimated useful life
Computer equipment	3 years
Office furniture and fittings	5 years

Residual values are estimated based on the expected realizable value of the assets at the end of their useful lives and are considered immaterial for most categories of property and equipment. Depreciation methods, useful lives, and residual values are reviewed annually and adjusted prospectively, if appropriate.

The Company assesses impairment of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such indicators are present, the Company compares the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the asset’s fair value, which is generally determined based on discounted cash flows or appraisals.

(k) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. These assets are amortized using the straight-line method over their estimated useful economic lives, which are determined based on the nature of the asset and the period over which the asset is expected to generate economic benefits. The estimated useful lives for major categories of intangible assets are as follows:

Category	Estimated useful life
Information technology service system	5 years

Residual values are generally considered immaterial for intangible assets and are not factored into the amortization calculation. The Company reviews amortization methods, useful lives, and residual values annually to ensure they remain appropriate based on the asset’s continued utility and economic benefit to the Company.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In such cases, the Company compares the carrying value of the intangible asset to its undiscounted future cash flows. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the asset’s fair value, which is typically determined using a discounted cash flow analysis or market-based approach. The Company also evaluates intangible assets for impairment indicators on a regular basis, including changes in technology, market conditions, and regulatory developments.

(l) Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be fully recoverable. Indicators of impairment include, but are not limited to, significant adverse changes in market conditions, a decline in the operating performance of an asset group, changes in the use of the assets, regulatory or economic changes, or plans to sell or dispose of the assets.

When such events or changes in circumstances are identified, the Company performs a recoverability test by comparing the carrying amount of the asset group to the sum of the future undiscounted cash flows expected to be generated by the asset group over its remaining useful life. If the carrying amount exceeds the sum of the expected undiscounted cash flows, an impairment loss is recognized. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset group.

Fair value is typically determined by discounting the expected future cash flows to present value using a rate commensurate with the risk associated with the asset group. When market prices are not readily available, the Company may also consider appraisals or other market-based valuation techniques.

The carrying amount of long-lived assets includes any accumulated depreciation and amortization. Impairment losses are recognized in the period in which the impairment occurs and are recorded as part of operating expenses. For the years ended December 31, 2023, 2024 and 2025, the Company did not recognize any impairment of its long-lived assets.

(m) Revenue recognition

The Company’s revenues are primarily generated from (1) Sale of Hardware Product, (2) Sale of Software and IT Application Products, (3) Maintenance and Support Services, (4) IT Professional Services, and (5) Contracts with Multiple Promises.

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve this core principle, the Company applies the following five steps:

1.	Identification of the contract(s) with the customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price, including any variable consideration;
4.	Allocation of the transaction price to the performance obligations in the contract based on their relative standalone selling prices; and
5.	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Sale of Hardware Products

Revenue from the sale of hardware products is recognized at the point in time when control of the hardware is transferred to the customer. This typically occurs upon delivery and acceptance of the hardware, when the customer gains the ability to use and benefit from the hardware.

Sale of Software and IT Application Products

Revenue from the sale of software and IT application products, which may include packaged software, customized setup implementation, or integrated hardware and software platforms, is recognized at the point in time when control of the software is transferred to the customer.

The software or IT application license constitutes a “right to use” intellectual property (IP), as defined in ASC 606-10-55-54, because it provides the customer with control over the software from the point of delivery or activation.

A right-to-use license grants the customer a license to the software as it exists at the time the license is granted, with no significant ongoing updates or support that would make it a “right to access” license.

As such, revenue for the license is recognized at a point in time when control is transferred, typically upon delivery or activation of the software, in accordance with ASC 606.

Maintenance and Support Services

Maintenance and support services (“M&S”) related to software products typically consist of unspecified future updates and upgrades, as well as technical support provided over a period of 1 to 12 months. These services represent stand-alone performance obligations, and revenue is recognized rateably over the service period. Revenue for maintenance and support is deferred and recognized over time as the Company satisfies its obligation to provide updates and technical support.

IT Professional Services

IT professional services relate to IT system setup, development, customization or integration services. These services represent stand-alone performance obligations, and revenue is recognized upon the completion of the services, when the customer gains the ability to use the system and benefit from the services provided by the Company.

Revenue from IT professional services is recognized at a point in time upon the completion of services. This determination is based on the following considerations under ASC 606-10-25-27:

1.	Simultaneous Receipt and Consumption: The customer does not simultaneously receive and consume the benefits of the IT professional services as they are performed. The services are delivered as a complete solution, and the customer derives value only upon full completion.

2.	Creation or Enhancement of Customer-Controlled Asset: The services provided do not create or enhance an asset that the customer controls as the services are performed. The customer does not gain control until the services are completed.

3.

No Alternative Use and Enforceable Right to Payment: While the deliverables are tailored to customer-specific requirements, they do not meet the “no alternative use” criterion because, in practice, the Company can reconfigure partially completed deliverables for other projects, albeit with additional effort.

More importantly, the Company does not have an enforceable right to payment for performance completed to date. Engagement letters typically permit termination at any time without penalty, and payment terms do not obligate the customer to pay for partially completed work.

Accordingly, control is transferred to the customer at a point in time, and revenue is recognized at that time.

Contracts with Multiple Promises

The Company frequently enters into contracts with customers that contain multiple promises, including hardware, software, IT application licenses, and IT professional services. To determine whether these promises are distinct within the context of the contract, the Company applies the guidance in ASC 606-10-25-19 through 25-22, which requires an assessment of whether:

1.	The customer can benefit from the goods or services on its own or with other readily available resources; and
2.	The promise to transfer the goods or services is separately identifiable from other promises in the contract.

A promised good or service is not distinct if it is highly interdependent and interrelated with other promises, meaning its function is significantly affected by the other promises in the contract. BC32 of ASC 606 states:

“An entity should assess whether two or more promises in a contract are so highly interrelated and interdependent that they cannot be separated.”

Additionally, BC33(a) and (b) explain that if an entity provides a significant service of integrating multiple items into a combined output, those items are not distinct, as they serve as inputs to a unified deliverable rather than separate obligations.

Based on this guidance, the Company has determined that IT professional services are not distinct from hardware, software, or IT application licenses in certain contracts because they are necessary inputs to delivering a fully integrated IT solution rather than stand-alone deliverables.

Contract Scenarios and Distinctness Evaluation

1. Sale of Hardware Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

Nature of Promises & Intended Benefit to the Customer

In contracts where the Company sells hardware products, the hardware provides computing capability to the customer. However, the hardware alone does not deliver its full intended benefit without installation, configuration, and integration services. IT professional services ensure that the hardware is properly installed, tested, and integrated within the customer’s existing IT infrastructure, making it functional.

Assessment of Interdependency and Significant Effect on Utility

The Company has determined that hardware and IT professional services are not separately identifiable because:

●	The hardware requires IT services to be installed and configured before it can be used.
●	The IT professional services significantly modify and enhance the hardware, making them highly interdependent.
●	Per BC33(a), IT professional services are an input to a combined output, rather than a separate deliverable.

Why IT Professional Services Are an Input to the Combined Output

The Company considered the following factors in concluding that IT professional services are an input to a combined output:

●	Level of Integration: IT professional services ensure that the hardware is installed and operational within the customer’s environment.
●	Modification & Customization: The services configure the hardware to align with the customer’s operational needs.
●	Customer Dependency: The customer does not receive a functional hardware system without the accompanying installation and integration services.

Revenue Recognition Conclusion

Since the hardware and IT professional services are highly interdependent and form a single performance obligation, revenue is recognized at a point in time when the fully integrated system is transferred to the customer, typically upon completion of hardware installation and customer acceptance.

2. Sale of Software and IT Application Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

Nature of Promises & Intended Benefit to the Customer

In contracts where the Company provides software, the software delivers core processing and operational capabilities to the customer. However, in many cases, the software requires customization, configuration, and integration to be compatible with the customer’s existing IT environment. IT professional services ensure that the software is properly deployed, customized, and integrated to meet the customer’s specific business processes.

Assessment of Interdependency and Significant Effect on Utility

The Company has determined that software and IT professional services are not separately identifiable because:

●	The software, on its own, may not provide full functionality without customization and integration.
●	IT professional services significantly modify the software, ensuring it is operational in the customer’s IT ecosystem.
●	Per BC33(b), IT professional services create a combined deliverable, rather than separate outputs.

Why IT Professional Services Are an Input to the Combined Output

The Company considered the following factors in determining that IT professional services are an input to a combined output:

●	Level of Integration: IT professional services ensure that the software is fully functional within the customer’s system.
●	Modification & Customization: IT professional services tailor the software to meet customer-specific requirements.
●	Customer Dependency: The customer cannot deploy or use the software effectively without IT professional services ensuring proper implementation.

Revenue Recognition Conclusion

Since the software and IT professional services are highly interdependent and form a single performance obligation, revenue is recognized at a point in time when the fully customized and integrated software solution is delivered and accepted by the customer.

3. Sale of Hardware, Software, and IT Application Products with IT Professional Services

Nature of Promises & Intended Benefit to the Customer

In contracts where the Company provides a combination of hardware, software, and IT professional services, each element works together to create a fully integrated IT system. The customer expects a turnkey solution, rather than individual components that must be assembled separately.

Assessment of Interdependency and Significant Effect on Utility

The Company has determined that none of the promises are distinct from each other, as they are highly interdependent and interrelated because:

●	Hardware requires software to operate, and software requires IT services for customization and integration.
●	IT professional services configure and connect the hardware and software to function as a unified system.
●	Per BC32, the contract’s objective is to deliver an integrated IT system, rather than discrete components.

Why IT Professional Services Are an Input to the Combined Output

The Company considered the following factors in concluding that IT professional services are an input to a combined output:

●	Level of Integration: IT professional services configure both hardware and software to function as a single IT system.
●	Modification & Customization: IT professional services modify the components to meet customer-specific requirements.
●	Customer Dependency: The customer does not receive a functional IT system unless all components are integrated.

Revenue Recognition Conclusion

Since the hardware, software, and IT professional services are highly interdependent and form a single performance obligation, revenue is recognized at a point in time when control of the fully integrated IT system is transferred to the customer upon completion and acceptance.

4. Sale of Software and IT Application Products with Maintenance and Support Services

Nature of Promises & Intended Benefit to the Customer

In certain contracts, the Company sells software and IT application licenses that grant customers the right to use proprietary software. These software products and licenses provide immediate functionality and enable the customer to operate the software in their IT environment.

Additionally, these contracts may include maintenance and support (M&S) services, which typically consist of:

●	Technical support to assist the customer with troubleshooting and operational issues.
●	Unspecified software updates and patches to enhance security, performance, or compatibility with evolving IT environments.
●	Access to periodic feature upgrades, if applicable.

The primary intended benefit to the customer is the use of the software license. The maintenance and support services supplement the software usage by ensuring that it continues to operate effectively but do not modify or enhance the software’s core functionality at the time of transfer.

Assessment of Interdependency and Significant Effect on Utility

To determine whether the software license and M&S services are distinct within the context of the contract, the Company evaluates whether:

●	The customer can benefit from the software license independently – The software license, upon delivery or activation, provides immediate utility and enables the customer to conduct business operations without requiring immediate maintenance or support intervention.
●	The M&S services does not significantly affect the customer’s ability to benefit from the software license – The maintenance and support services do not alter the fundamental usability of the software, as the customer can continue to use the software with or without receiving M&S services.
●	The software license and M&S services are not highly interdependent – While M&S ensures the software remains functional over time, it does not significantly integrate with or modify the software itself. The software retains its core functionality independently, making M&S a separately identifiable promise rather than an input to a combined output.

Based on these factors, the Company concludes that the software license and M&S services are distinct performance obligations because they do not significantly affect each other’s standalone utility. This assessment aligns with ASC 606-10-25-21 and BC32, which emphasize that promises should be considered distinct if they do not integrate, modify, or significantly impact each other’s functionality.

However, the Company assessed that the M&S services are immaterial to the total transaction price and do not significantly impact the timing or amount of revenue recognized. In these cases, the software license and M&S services are treated as a single performance obligation, consistent with ASC 606 guidance on immaterial performance obligations.

Why Maintenance & Support Services Are Not an Input to a Combined Output

Unlike IT professional services, which significantly modify or integrate hardware and software to form a single functional solution, maintenance & support services:

●	Do not alter or enhance the software at the time of transfer – The customer receives an operational software license upon delivery, and M&S provides future support rather than modifying the existing software.
●	Are not required for the customer to derive initial benefit from the software – The customer can use the software independently, and the M&S services merely support long-term usability.
●	Do not significantly integrate with or change the underlying software – The services are supplementary rather than essential for the initial use of the product.

As such, M&S services do not qualify as an input to a combined output under BC33(a) or (b) and are therefore evaluated separately from the software license.

Revenue Recognition Conclusion

Since the Company has determined that M&S services are immaterial to the total transaction price, the software license and M&S services are treated as a single performance obligation for simplicity in revenue recognition.

●	Revenue for the combined performance obligation is recognized at a point in time when control of the software license is transferred to the customer, typically upon delivery or activation.
●	Any revenue associated with M&S services is included in the total transaction price of the software license and recognized at the same point in time, as the distinction between the two does not materially impact revenue timing.

5. Sale of Software and IT Application Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services) and with Maintenance and Support Services

Nature of Promises & Intended Benefit to the Customer

In certain contracts, the Company sells software and IT application licenses combined with both IT professional services (e.g., setup, customization, integration) and maintenance and support services (M&S). The software license provides core processing capabilities. IT professional services are required to customize, configure, and integrate the software into the customer’s existing IT environment to make it fully functional. The M&S services consist of technical support, unspecified updates, and patches that help maintain the software’s operation over time.

The customer’s primary intended benefit is to obtain a fully deployed and customized software solution that is ready for use, with ongoing support to ensure continued operation.

Assessment of Interdependency and Significant Effect on Utility

The Company has determined that the software license and the IT professional services are highly interdependent and interrelated, and therefore not distinct from each other, because:

●	The software license alone does not deliver its full intended functionality without customization, configuration, and integration into the customer’s environment.
●	The IT professional services significantly modify and tailor the software to meet customer-specific requirements.
●	Per ASC 606-10-25-21 and BC33(b), the software and the IT professional services are inputs to a combined output (a fully functional, customized software system), rather than separate deliverables.

In contrast, the M&S services do not significantly affect the customer’s ability to benefit from the customized software system at the time of transfer. The customer can use the deployed and customized software immediately upon completion of the IT professional services, regardless of whether M&S is provided. However, the Company has assessed that the M&S services are immaterial relative to the total transaction price of these contracts. Furthermore, the M&S services do not fundamentally alter the software or the integrated solution – they merely provide future support.

Why Maintenance & Support Services Are Not an Input to a Combined Output

Unlike IT professional services, which significantly modify or integrate hardware and software to form a single functional solution, maintenance & support services:

●	Do not alter or enhance the software at the time of transfer – The customer receives an operational software license upon delivery, and M&S provides future support rather than modifying the existing software.
●	Are not required for the customer to derive initial benefit from the software – The customer can use the software independently, and the M&S services merely support long-term usability.
●	Do not significantly integrate with or change the underlying software – The services are supplementary rather than essential for the initial use of the product.

Because the M&S services are immaterial to the total transaction price, the Company treats the entire contract (software + IT professional services + M&S) as a single performance obligation for revenue recognition purposes.

Revenue Recognition Conclusion

Revenue is recognized at a point in time when the fully customized and integrated software solution is delivered and accepted by the customer. At that moment, control of the combined deliverable (including the software as customized) is transferred to the customer. The immaterial M&S component does not change the timing of revenue recognition.

Variable Consideration

The Company estimates variable consideration, including potential refunds, penalties, or performance bonuses, using the expected value or most likely amount method, depending on which better predicts the amount of consideration to which the Company will be entitled. The Company recognizes revenue only to the extent that it is probable that a significant reversal of cumulative revenue will not occur. For the year ended December 31, 2023, 2024 and 2025, the Company did not have any contracts with variable consideration, and no adjustments to the transaction price were necessary after initial recognition.

Principal versus Agent Considerations

In evaluating whether the Company is acting as a principal or an agent in its contracts, we considered the guidance in ASC 606-10-55-36 through 55-40. This evaluation focused on identifying the specified goods or services promised to the customer and assessing whether the Company obtains control of these goods or services before they are transferred to the customer.

The Company’s IT solutions involve services, hardware, software, and IT application products. In these contracts, the Company provides a bundle of goods and services necessary to fulfil the performance obligations. While certain components of the solution, such as hardware and software, may be sourced from third-party providers, the Company directs and integrates these inputs into a cohesive IT solution that meets the customer’s needs.

Specifically:

1. Control of Goods and Services:

The Company takes control of the services, hardware, software, and IT application products prior to their delivery to the customer. This is evidenced by the Company’s ability to direct the use of these goods and services and to obtain the benefits from them before transfer.

The Company assumes inventory risk for these goods, either upon receipt from the third-party provider or during their customization or bundling into the overall IT solution.

2. Primary Responsibility for Fulfilment:

The Company is responsible for ensuring the customer receives the specified solution, including resolving any issues with the delivery or functionality of the underlying services, hardware, software, and applications. This indicates that the Company is accountable for the overall performance of the arrangement.

3. Pricing Discretion:

The Company determines the pricing for the bundled solution, further supporting its role as principal.

Although the Company partners with cloud and technology service providers and outsources certain components to third-party providers, these third parties act as subcontractors or suppliers within the Company’s broader performance obligation. The Company does not merely arrange for the third parties to provide goods or services directly to the customer.

Based on the above, the Company concluded that it acts as the principal in these transactions because it controls the specified goods and services before transferring them to the customer.

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the years ended December 31, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$ (Note 2(e))%
Revenue from Products:
Contracts with Multiple Promises*:
- Sale of Hardware with IT Professional Services	58,250,642	41.2	70,398,140	38.7	66,224,103	8,490,270	26.4
- Sale of Software and IT Application products with IT Professional Services	52,958,769	37.5	79,469,485	43.7	32,730,302	4,196,192	13.0
- Sale of Hardware, Software and IT Application Products with IT Professional Services	5,095,674	3.6	-	-	7,993,333	1,024,786	3.2
- Sale of Software and IT Application Products with IT Professional Services and Maintenance and Support Services	-	-	-	-	12,932,244	1,657,980	5.1
- Sale of Software and IT Application Products with Maintenance and Support Services	17,239,574	12.2	22,112,152	12.2	114,489,700	14,678,166	45.6
Sale of Hardware Products	834,848	0.6	492,705	0.3	638,259	81,828	0.3
	134,379,507	95.1	172,472,482	94.9	235,007,941	30,129,222	93.5
Revenue from Services:
IT Professional Services	4,848,321	3.4	4,779,716	2.6	6,336,954	812,430	2.5
Maintenance and Support Services	2,144,530	1.5	4,577,928	2.5	9,871,754	1,265,610	3.9
	6,992,851	4.9	9,357,644	5.1	16,208,708	2,078,040	6.5
Total revenues	141,372,358	100	181,830,126	100	251,216,649	32,207,262	100

*	Revenue Recognition for Contracts with Non-Distinct Obligations

The Company enters into contracts that include a combination of goods (e.g., hardware, software) and services (e.g., IT professional services, integration, and maintenance). When these elements are highly interdependent and interrelated, they are treated as a single performance obligation under ASC 606-10-25-21, and revenue is recognized at a point in time when control transfers to the customer, typically upon customer acceptance.

Because these contracts represent an integrated solution, the Company does not allocate revenue to individual components (hardware, software, or services). Instead, revenue is categorized as product revenue, as the predominant characteristic of the combined deliverable is the hardware and software provided to the customer.

In determining the predominant characteristic, the Company considers:

●	The primary benefit to the customer, which is the acquisition of a functional IT system.
●	The relative significance of each component, including the cost composition of hardware, software, and services within the contract.
●	The customer’s primary reason for entering into the arrangement, which is to obtain a fully integrated IT solution rather than standalone services.

This classification reflects the nature of the Company’s contracts and ensures consistency with how control is transferred to the customer.

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue:

	For the Years Ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$ (Note 2(e))%
Revenue recognized at point in time
Sale of Hardware Products	834,848	0.6	492,705	0.3	638,259	81,828	0.2
IT Professional Services	3,600,962	2.5	3,860,692	2.1	1,922,094	246,422	0.8
Contracts with Multiple Promises	133,544,659	94.5	171,979,777	94.6	234,369,682	30,047,395	93.3
	137,980,469	97.6	176,333,174	97.0	236,930,035	30,375,645	94.3
Revenue recognized over-time
Maintenance and Support Services	2,144,530	1.5	4,577,928	2.5	9,871,754	1,265,610	3.9
IT Professional Services	1,247,359	0.9	919,024	0.5	4,414,860	566,007	1.8
	3,391,889	2.4	5,496,952	3.0	14,286,614	1,831,617	5.7
Total revenues	141,372,358	100	181,830,126	100	251,216,649	32,207,262	100

The details of deferred revenue (contract liabilities) are as follows:

	As of December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$ (Note 2(e))%
Sale of Hardware Products	-	0.0	62,716	0.4	-	-	-
Maintenance and Support Services	151,973	0.8	218,300	1.3	1,464,387	187,742	38.1
IT Professional Services	2,416,233	13.0	373,061	2.1	308,954	39,610	8.1
Contracts with Multiple Promises	16,017,586	86.2	16,747,141	96.2	2,067,607	265,078	53.8
	18,585,792	100	17,401,218	100	3,840,948	492,429	100

The details of unbilled receivables (contract assets) are as follows:

	As of December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$ (Note 2(e))%
Maintenance and Support Services	1,878,008	95.6	172,413	6.6	175,340	22,479	11.1
IT Professional Services	76,948	3.9	-	-	51,866	6,650	3.3
Contracts with Multiple Promises	9,706	0.5	2,436,760	93.4	1,350,649	173,160	85.6
	1,964,662	100	2,609,173	100	1,577,855	202,289	100

(n) Cost of revenues

Cost of revenues includes all direct costs associated with fulfilling the Company’s performance obligations for services and products. These costs primarily consist of:

●	Subcontracting fees, which include amounts paid to third-party vendors and service providers for project-related services.
●	Hardware costs, which represent the direct cost of hardware sold to customers as part of the Company’s service offerings.
●	Software licenses and IT application licenses, which include the costs of licenses procured from third-party vendors and resold or utilized in providing services to customers.

Costs are recognized as incurred in the same period as the related revenues, in accordance with ASC 606. The Company does not maintain inventory but purchases hardware and software upon receiving customer orders. Since the setup and delivery are typically completed within a short period, costs are classified as cost of revenues and expensed as incurred when control of the related products or services is transferred to the customer.

The Company has considered ASC 340-40 and determined that no costs meet the criteria for capitalization, as all costs are directly tied to performance obligations that are satisfied within the same reporting period.

Cost of Revenues Classification

The Company categorizes cost of revenues into cost of products and cost of services based on the final deliverable of the contract. Costs are tracked at the contract level and assigned to the appropriate category at the time of incurrence, ensuring they are directly attributed to either product or service costs based on the final deliverable.

The Company utilizes a direct cost assignment methodology, recording each cost in the relevant category as incurred, rather than aggregating all costs of revenue and allocating them proportionally based on revenue presentation methodology. This approach ensures that costs align with their respective performance obligations under each contract and accurately reflect the economic substance of the transaction.

The following table sets forth a breakdown of our costs of revenues, in absolute amounts and percentages of total revenues for the years ended December 31, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$ (Note 2(e))%
Cost of Products:
Contracts with Multiple Promises:
- Sale of Hardware with IT Professional Services	52,158,964	43.0	65,259,321	41.7	59,880,675	7,677,010	27.4
- Sale of Software and IT Application products with IT Professional Services	46,521,405	38.3	66,764,480	42.6	25,453,232	3,263,235	11.6
- Sale of Hardware, Software and IT Application Products with IT Professional Services	4,098,581	3.4	-	-	5,778,437	740,825	2.7
- Sale of Software and IT Application Products with IT Professional Services and Maintenance and Support Services	-	-	-	-	10,552,321	1,352,862	4.8
- Sale of Software and IT Application Products with Maintenance and Support Services	14,996,495	12.3	17,827,166	11.4	106,856,111	13,699,501	48.8
Sale of Hardware Products	719,270	0.6	347,470	0.2	549,444	70,442	0.3
	118,494,715	97.6	150,198,437	95.9	209,070,220	26,803,875	95.6
Cost of Services:
IT Professional Services	2,335,938	1.9	3,312,547	2.1	3,283,943	421,018	1.5
Maintenance and Support Services	632,205	0.5	3,064,807	2.0	6,439,086	825,524	2.9
	2,968,143	2.4	6,377,354	4.1	9,723,029	1,246,542	4.4
Total cost of revenues	121,462,858	100	156,575,791	100	218,793,249	28,050,417	100

(o) Selling and marketing expenses

Selling and marketing expenses include direct and indirect costs incurred in connection with promoting and selling the Company’s products and services. These expenses primarily consist of:

●	Marketing service fees paid to third-party vendors for advertising, promotions, and other marketing activities;
●	Commissions paid to staffs and third parties based on sales performance and achievement of sales targets;
●	Salaries, benefits, and bonuses for in-house sales and marketing personnel involved in selling the Company’s products and services;
●	Advertising and promotional costs, including media buys, events, and sponsorships.

Selling and marketing expenses are recognized as incurred, consistent with the period in which the related services are rendered or the corresponding revenue is recognized. Commissions paid to staff and third parties are recognized as an expense when the related revenue is recognized unless they qualify for capitalization under ASC 340-40.

If commissions are capitalized, they are amortized over the period in which the related performance obligations are satisfied, reflecting the estimated benefit period of the related contract. For the years ended December 31, 2023, 2024 and 2025, the Company did not pay any renewal commissions.

If renewal commissions are paid in the future, they will be assessed to determine whether they are commensurate with the initial commissions. If they are commensurate, they will be capitalized and amortized over the renewal period. If they are not commensurate, the amortization period for initial commissions will reflect the combined benefit period of the initial contract and the expected renewals, consistent with ASC 340-40-35-1.

The Company regularly evaluates the effectiveness of its marketing strategies and sales channels, ensuring that selling and marketing expenses are aligned with the Company’s overall business objectives.

(p) General and administrative expenses

General and administrative expenses primarily consist of salaries, bonuses, and benefits for employees involved in general corporate functions, such as finance, human resources, legal, and executive management. These expenses also include depreciation and amortization related to assets used in corporate activities, legal and professional service fees, office expenses, insurance premiums, short-term rental costs for office spaces, and other administrative costs.

General and administrative expenses are recognized as incurred, in accordance with the matching principle, ensuring that expenses are recorded in the same period as the related revenues or activities. Depreciation and amortization expenses are recognized based on the estimated useful lives of the related assets and in accordance with the Company’s depreciation and amortization policies.

Other costs classified as general and administrative expenses include:

●	Office supplies
●	Utilities
●	Travel and entertainment expenses related to corporate functions
●	Insurance premiums
●	Software subscriptions used for general corporate purposes

Short-term rental costs are accounted for in accordance with ASC 842 (Leases). All general and administrative expenses are reviewed periodically to ensure they reflect the current needs and activities of the Company.

(q) Employee benefits

The Company’s full-time employees in Hong Kong participate in a government-mandated defined contribution plan, known as the Mandatory Provident Fund (“MPF”). Under the MPF system, the Company makes contributions based on a statutory percentage of the employees’ salaries, up to a maximum contribution of HK$1,500 (US$192) per month per employee. Employees are also required to make matching contributions to their MPF accounts.

The Company recognizes MPF contributions as an expense in the period in which the related employee services are rendered, in accordance with ASC 715 (Compensation—Retirement Benefits). Contributions are made monthly and are fully vested to the employees at the time of contribution. The Company has no further legal or constructive obligations beyond the contributions made under this defined contribution plan.

All full-time employees are eligible to participate in the MPF plan upon commencing employment. The Company regularly reviews its compliance with the applicable Hong Kong laws and regulations regarding employee retirement benefits.

(r) Taxation

Income Taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

The Company applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of operations and comprehensive income for the year ended December 31, 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(s) Comprehensive income

The Company has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components and accumulated balances.

There was no other comprehensive loss for the year ended December 31, 2025.

(t) Leases

The Company accounts for leases under ASC Topic 842, Leases. At the inception of a contract, the Company determines whether the arrangement contains a lease by evaluating whether the Company obtains the right to control the use of an identified asset for a period in exchange for consideration.

Right-of-use assets and lease liabilities are recognized at the commencement date of the lease. Lease liabilities are initially measured at the present value of the unpaid lease payments, discounted using the interest rate implicit in the lease, if readily determinable. If the implicit rate is not available, the Company uses its incremental borrowing rate, which is determined based on the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

The right-of-use asset is initially measured at cost, which includes the amount of the initial lease liability, adjusted for any lease incentives received, initial direct costs incurred, and lease payments made prior to commencement. Right-of-use assets are recognized in the Company’s consolidated balance sheet within “right-of-use assets,” and operating lease liabilities are included within “lease liabilities.”

The Company reviews right-of-use assets for impairment in accordance with the impairment guidance under ASC 360, Property, Plant, and Equipment (“ASC 360”). All right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment was recognized for the year ended December 31, 2025.

The Company classifies leases as either operating or finance leases at lease inception. Operating leases are recognized in the consolidated balance sheet and expensed over the lease term on a straight-line basis. Finance leases result in the recognition of both interest expense and amortization of the right-of-use asset over the lease term.

Lease liabilities are remeasured when there is a change in the lease term, a change in the assessment of an option to purchase the underlying asset, or if there is a modification to the terms of the lease. Adjustments to lease liabilities are reflected in corresponding changes to the right-of-use asset.

Short-term leases (with lease terms of 12 months or less) and leases with variable payments are not recognized as lease liabilities. Instead, lease expenses for these leases are recognized on a straight-line basis over the lease term.

The Company discloses the terms and assumptions related to leases, including lease maturities, discount rates, and the timing of lease payments, in the notes to the consolidated financial statements, in accordance with ASC 842.

(u) Related party transaction

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(v) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

The Company operates as a single reportable segment as defined by ASC 280, with the Chief Operating Decision Maker (CODM), identified as the Chief Executive Officer, reviewing consolidated results for the purpose of allocating resources and assessing performance. The Company’s revenue for the years ended December 31, 2023, 2024 and 2025 were generated from provision of IT-related services.

The CODM reviews financial information on a consolidated basis, using Operating Income as the primary measure of segment performance. Operating Income is defined as revenue less operating expenses, excluding interest income and income taxes.

The CODM regularly receives and reviews the following expense categories, which are included in the segment’s measure of profit or loss.

	For the Years Ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$ (Note 2(e))
Revenues – IT related services	141,372,358	181,830,126	251,216,649	32,207,262
Cost of revenues	(121,462,858)	(156,575,791)	(218,793,249)	(28,050,417)
Gross profit	19,909,500	25,254,335	32,423,400	4,156,845

Operating expenses:
Selling and marketing expenses	(1,024,598)	(2,776,713)	(31,627,720)	(2,444,836)
General and administrative expenses	(4,989,693)	(8,527,081)	(24,332,020)	(3,119,489)
Total operating expenses	(6,014,291)	(11,303,794)	(55,959,740)	(7,174,325)

Operating income / (loss)	13,895,209	13,950,541	(23,536,340)	(3,017,480)

Geographic Information

The Company generates revenue from customers located in its country of domicile, Hong Kong, and from customers in other regions. Revenues are attributed to geographic regions based on the location of the customers.

The following table presents revenues from external customers by geographic area for the years ended December 31, 2024, and 2025:

	For the Years Ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$ (Note 2(e))%
Hong Kong	128,519,292	90.9	144,495,457	79.5	225,302,675	28,884,958	89.7
Singapore	10,090,715	7.1	33,751,584	18.5	21,777,817	2,792,028	8.7
Others, including Philippines, Macau, Japan, Malaysia and Indonesia	2,762,351	2.0	3,583,085	2.0	4,136,156	530,276	1.6
	141,372,358	100	181,830,126	100	251,216,649	32,207,262	100

(w) Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A “Expenses of Offering”. Deferred offering costs consist of corporate secretarial, industry research, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offer (“IPO”). Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2025, the Company capitalized HK$15,721,911 (US$2,018,322) of deferred offering costs, such deferred costs have been offset against the offering proceeds at the closing of the IPO on September 17, 2025.

(w) Recent accounting pronouncements

ASC 740 (Income Taxes): In December 2023, FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This update requires additional quantitative and qualitative disclosures about income taxes to provide financial statement users with greater transparency regarding an entity’s tax risk and tax planning strategies. The ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective January 1, 2025, and does not anticipate any material impact on its consolidated financial statements.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This ASU provides a practical expedient that allows companies to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. This ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within annual reporting periods. Early adoption is permitted. The Company is currently evaluating the effect of adopting of this ASU.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. CONCENTRATION OF RISKS

(a) Political, social and economic risks

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

(b) Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the years presented.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, unbilled receivables, amounts due from related parties and other current assets. As of December 31, 2025, approximately HK$21,339,065 (US$2,735,778) were deposited with financial institutions located in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$800,000 for each financial institution. The bank deposit amounts of the Company that were not covered by the insurance were approximately HK$19,739,065 (US$2,530,649) as of December 31, 2025. While the Company believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable, unbilled receivables, amounts due from related companies and other current assets. These assets are subject to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d) Concentration risk

There were three, two and two customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. The total sales to these customers accounted for approximately 62.2%, 28.5% and 26.5% of total revenues for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. There were three and five customers individually representing greater than 10% of the total gross accounts receivable of the Company as of December 31, 2024 and 2025 respectively. The total receivables from these customers accounted for approximately 56.3% and 80.8% of the Company’s accounts receivable as of December 31, 2024 and 2025 respectively.

The following customers accounted for 10% or more of revenue for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023		2024			2025
	HK$	%	HK$	%		HK$	%
Customer A	16,254,119	11.5	14,820,196	8.2	*	-	-
Customer C	-	-	29,888,779	16.4		13,753,584	5.5	*
Customer M	46,353,154	32.8	21,959,106	12.1		7,859,280	3.1	*
Customer S	25,300,000	17.9	12,825,000	7.1	*	16,170,100	6.4	*
Customer R	-	-	-	-		39,312,000	15.6
Customer Y	-	-	-	-		27,417,000	10.9

*	Represents less than 10%

The following customers accounted for 10% or more of the Company’s gross accounts receivable as of December 31, 2024 and 2025:

	As of December 31, 2024			As of December 31, 2025
	HK$	%		HK$	%
Company H	2,973,893	15.9		8,876,390	16.3
Customer T	-	-		9,787,854	18.0
Customer F	1,167,373	6.3	*	10,274,516	18.9
Customer W	-	-		9,285,744	17.1
Customer S	-	-		5,715,700	10.5
Customer C	4,512,144	24.2		-	-
Customer M	3,014,310	16.2		-	-

*	Represents less than 10%

There were three, three and two suppliers from whom purchases, or service costs individually represent greater than 10% of the total cost of revenue of the Company for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. The total cost of revenue from these suppliers accounted for approximately 80.0%, 81.1% and 52.6% of the Company’s total cost of revenue for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. There were four and three suppliers from whom payables individually represent greater than 10% of the total accounts payable of the Company as of December 31, 2024 and 2025 respectively. The total accounts payable from these suppliers accounted for approximately 86.2% and 88.1% of the Company’s accounts payable as of December 31, 2024 and 2025 respectively.

The following supplier accounted for 10% or more of cost of revenue for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	%
Supplier D	12,255,968	10.1	29,485,639	18.8	21,584,467	9.9	*
Supplier I	42,266,819	34.8	37,669,105	24.1	28,210,569	12.9
Supplier T	42,655,527	35.1	59,812,774	38.2	86,770,342	39.7

*	Represents less than 10%

The following suppliers accounted for 10% or more of the Company’s accounts payable as of December 31, 2024 and 2025:

	As of December 31, 2024		As of December 31, 2025
	HK$	%	HK$	%
Supplier D	1,143,274	25.1	3,277,601	25.8
Supplier I	1,156,751	25.4	2,414,921	19.0
Supplier C	-	-	5,500,000	43.3
Supplier T	700,000	15.4	700,000	5.5	*
Supplier A	923,051	20.3	-	-

*	Represents less than 10%

4. ACCOUNTS RECEIVABLE, NET

The following table provides a summary of the Company’s accounts receivable and the allowance for credit losses as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Accounts receivable	18,667,665	54,337,861	6,966,392
Less: allowance for credit losses	(1,001,086)	(8,727,283)	(1,118,882)
Net accounts receivable	17,666,579	45,610,578	5,847,510

Movement in the Allowance for Credit Losses

The movement in the allowance for credit losses for the years ended December 31, 2024 and 2025 is as follows:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Beginning balance	493,720	1,001,086	128,344
Addition	507,230	7,726,197	990,538
Reallocation from credit losses on amount due from a related party (Note 7(ii))	136	-	-
Ending balance	1,001,086	8,727,283	1,118,882

The Company utilizes a portfolio analysis approach to estimate the allowance for credit losses, grouping accounts receivable into pools based on shared risk characteristics such as customer type, geographic location, industry, and historical payment patterns. The allowance for credit losses is determined using historical loss rates, adjusted for current conditions and reasonable, supportable forward-looking information, including macroeconomic factors such as industry trends, market volatility, and the broader economic environment.

The Company monitors credit risk on a portfolio basis and evaluates the adequacy of the allowance for credit losses on a quarterly basis. Any adjustments to the allowance are based on the overall risk profile of the portfolios and reflect management’s best estimate of potential credit losses.

5. UNBILLED RECEIVABLES (CONTRACT ASSETS) AND DEFERRED REVENUE (CONTRACT LIABILITIES)

The following table summarizes the balances of contract assets and the movement during the periods presented:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Unbilled receivables (Contract assets):
Balance at beginning of the year	1,964,662	2,609,173	334,509
Additions	2,609,173	1,577,855	202,289
Less: progress billings recognised as revenue	(1,964,662)	(2,609,173)	(334,509)
Balance at end of year	2,609,173	1,577,855	202,289

Contract assets represent the Company’s right to consideration for work performed but not yet billed as of the reporting date. Contract assets arise when the Company performs services or delivers goods in advance of billing the customer and are transferred to receivables when the right to consideration becomes unconditional, typically upon reaching specified milestones or the billing phase stipulated in the contract.

As of December 31, 2024, the Company’s contract assets totaled HK$2,609,173, all of which were transferred to accounts receivable during the year ended December 31, 2025. As of December 31, 2025, contract assets totaled HK$1,577,855 (US$202,289). The Company expects that this balance will be transferred to accounts receivable in the next financial year, once the associated performance obligations are completed and billing milestones are reached.

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Deferred revenue (Contract liabilities):
Balance at beginning of the year	18,585,792	17,401,218	2,230,925
Additions	178,036,379	3,840,948	492,429
Revenue recognized during the year	(179,220,953)	(17,401,218)	(2,230,925)
Balance at end of year	17,401,218	3,840,948	492,429

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Deferred revenue (Contract liabilities), current portion	17,401,218	3,581,864	459,213
Deferred revenue (Contract liabilities), non-current portion	-	259,084	33,216
	17,401,218	3,840,948	492,429

Contract liabilities consist of deferred revenue, which represents billings or cash received in advance of revenue recognition for services that have yet to be performed or for performance obligations that have yet to be satisfied. Deferred revenue is recognized as revenue once the Company satisfies the performance obligations under the contract, which typically involves the delivery of services, or the achievement of specific milestones outlined in the contract.

As of December 31, 2024, the contract liabilities balance was HK$17,401,218, which was fully recognized as revenue during the year ended December 31, 2025. As of December 31, 2025, contract liabilities totaled HK$3,840,948 (US$492,429). HK$3,581,864 out of the HK$3,840,948 is expected to be recognized as revenue in the next financial year, upon the satisfaction of the associated performance obligations.

The Company’s contract liabilities primarily relate to advance billings for ongoing service contracts, including managed IT services, support and maintenance, and IT infrastructure solutions, where payment is received before services are rendered. For these contracts, the Company recognizes revenue over time as performance obligations are satisfied, typically based on either the passage of time or milestones achieved.

Deferred revenue is recognized as revenue when the following criteria are met:

1.	Performance obligations are satisfied over time or upon the achievement of defined milestones.
2.	Revenue is recognized over the contract term for service contracts, or at a point in time when a significant milestone is reached.

The timing of revenue recognition depends on the specific contract terms and may vary based on the type of service provided and the method of measuring progress, such as output methods (e.g., deliverables completed).

Revenue to be Recognized in Future Periods

As of December 31, 2025, the Company expects to recognize most of its contract liabilities as revenue in the next financial year, as performance obligations are fulfilled. However, the actual timing of revenue recognition may be impacted by factors such as changes in customer requirements, delays in project execution, or other uncertainties. The Company regularly assesses its contract liabilities and adjusts revenue recognition estimates as necessary.

6. PREPAYMENT AND OTHER CURRENT ASSETS, NET AND OTHER NON-CURRENT ASSETS, NET

Prepayment and other current assets, net consisted of the following as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Prepayment and other current assets, net
Advances to suppliers	10,585,100	-	-
Prepaid marketing and business development expenses (i)	719,286	12,450,100	1,596,166
Prepaid professional fees (ii)	-	2,598,468	333,137
Other receivable	-	14,502	1,859
Other deposit	3,850	-	-
	11,308,236	15,063,070	1,931,162

Other non-current assets, net consisted of the following as of December 31, 2024, and December 31, 2025:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Other non-current assets, net
Rental deposits	122,412	-	-

i.	Prepaid marketing and business development expenses represent prepayments made by the Company for marketing and business development activities. As of December 31, 2025, the Company’s prepaid marketing and business development expenses totalling HK$12,450,100. These amounts are expected to be recognized as selling and marketing expenses in the next financial year, as the associated performance obligations are satisfied and services are received.

ii.	Prepaid professional fees represent prepayments made by the Company driven by post-IPO strategic initiatives. As of December 31, 2025, the Company’s prepaid professional fees totaled HK$2,598,468. These amounts are expected to be recognized as general and administrative expenses in the next financial year, as the associated performance obligations are satisfied and services are received.

7. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2025:

Names of the related parties	Relationship with the Company
Leading Digital Supply Limited	50% owned by Yee Kar Wing; Director until July 4, 2024
Primex Technology Limited	50% owned by Yee Kar Wing; Director
GMS Enterprise (Hong Kong) Limited	100% owned by Primex Technology Limited; Director: Yee Kar Wing
Yee Kar Wing	Shareholder, Director, and CEO of the Company
Hui Wai Ming	Shareholder and COO of the Company

(a) Amounts due from / (to) related parties

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Primex Technology Limited(i)	30,256	84,256	10,802
Total amounts due from related parties - trade	30,256	84,256	10,802
Less: Allowance for credit losses	(1,681)	(26,793)	(3,435)
Total amounts due from related parties – trade, net	28,575	57,463	7,367

Yee Kar Wing(ii)	(33,795)	534,028	68,465
Hui Wai Ming(ii)	(645,120)	27,300	3,500
Total amounts due (to) / from related parties – non trade	(678,915)	561,328	71,965

(b) Related party transactions

	For the year ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$ (Note 2(e))
Purchase from GMS Enterprise (Hong Kong) Limited	21,551	-	-	-
Service rendered to Leading Digital Supply Limited	540,200	240,500	-	-
Service rendered to Primex Technology Limited	54,000	54,000	54,000	6,923
Sales commission paid to Hui Wai Ming	-	12,500	-	-
Loan advance to Yee Kar Wing	11,978,398	6,027,096	9,772,820	1,252,926
Payment on behalf of the Company by Yee Kar Wing	6,255,052	6,111,591	8,784,275	1,126,189
Sales proceeds received by Yee Kar Wing on behalf of the Company	309,106	-	-	-
Dividend paid to Yee Kar Wing(iii)	6,097,976	5,277,024	-	-
Dividend paid to Hui Wai Ming(iii)	2,392,580	3,060,000	672,420	86,206

Terms of Transactions with Related Parties

The transactions with related parties are conducted on terms that, in management’s opinion, approximate arm’s length transactions. The pricing for services provided and goods sold to related parties is based on market rates for similar transactions with third parties. However, due to the nature of related party relationships, these transactions may not be at the same terms that would be available in an open market.

(i)

The amounts due from Primex Technology Limited represent receivables for IT infrastructure solutions and managed support services provided by the Company. This balance is subject to credit risk, and allowances for credit losses / (reversal of allowances) of HK$6,331, (HK$5,867) and HK$25,112 (US$3,219) were recognized for the years ended December 31, 2023, 2024, and 2025, respectively.

(ii)	These balances are unsecured, interest-free, and without a fixed repayment term.
(iii)	On December 31, 2023, Sereno declared a dividend of HK$17,500,000 to Vigorous. In accordance with a written instruction of the Vigorous, the dividend will be paid directly to Yee Kar Wing and Hui Wai Ming, the ultimate shareholders of Vigorous. The transaction was fully authorized by the Board of Directors and documented in a board resolution. During the years ended December 31, 2023, 2024, and 2025, dividends of HK$8,490,556, HK$8,337,024, and HK$672,420 were paid, respectively. As of December 31, 2025, the declared dividend was fully settled. No dividend was declared during the year ended December 31, 2025.

8. LEASES

The Company previously leased office space under a non-cancellable operating lease agreement, which expired on December 6, 2025. Upon the expiration of this lease, the corresponding right-of-use (“ROU”) assets and lease liabilities were fully derecognized. As of December 31, 2025, the Company had no recognized ROU assets or lease liabilities on the consolidated balance sheets.

The Company has elected the short-term lease exemption under ASC 842 for all lease arrangements with a lease term of 12 months or less and which do not contain purchase options. For these leases, the Company recognizes lease payments as an expense on a straight-line basis over the lease term and does not recognize ROU assets or lease liabilities.

The Company’s current office arrangement is a short-term lease without a formal contract or a specific end date, carrying a monthly expense of HK$15,000. The total short-term lease expense for the years ended December 31, 2023, 2024 and 2025, was HK$180,000, HK$180,000 and HK$180,000 (US$23,077), respectively, which was recorded in general and administrative expenses.

The following table summarizes the supplemental consolidated balance sheet information related to operating leases as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Operating lease right-of-use assets, net	218,130	-	-
Operating lease liabilities, current	218,130	-	-
Operating lease liabilities, non-current	-	-	-
Weighted average remaining lease terms – operating lease (months)	11	-	-
Weighted average discount rate – operating lease	5.875%	-	-

The following table summarizes the cash flow and expense information related to operating leases for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$ (Note 2(e))
Cash paid for amounts included in the measurement of lease liabilities:
Operating cashflows used in operating lease	235,604	225,293	218,130	27,965
Right-of-use assets obtained in exchange for new operating lease	461,624	-	-	-
Operating lease expense	243,006	244,824	224,422	28,772

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Computer equipment	84,892	94,616	12,130
Office furniture and fittings	22,095	22,095	2,833
	106,987	116,711	14,963

Less: Accumulated depreciation	(64,390)	(84,751)	(10,865)
Property and equipment, net	42,597	31,960	4,098

For the years ended December 31, 2023, 2024, and 2025, the Company recorded depreciation expenses of HK$22,940, HK$25,179 and HK$20,361 (US$2,610), respectively. No impairment loss was recognized for property and equipment for the years ended December 31, 2023, 2024, and 2025.

Depreciation policy: Property and equipment are stated at cost, less accumulated depreciation and impairment losses (if any). Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

●	Computer equipment: 3 years
●	Office furniture and fittings: 5 years

The estimated useful lives of the assets are reviewed periodically to determine whether adjustments are necessary. Depreciation commences once the asset is placed in service and continues until the asset is either fully depreciated or retired.

Impairment considerations: The Company evaluates its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. The impairment test compares the carrying value of the asset to its estimated future undiscounted cash flows. If the carrying value exceeds the cash flows, an impairment loss is recognized based on the difference between the carrying value and the fair value of the asset. For the years ended December 31, 2023, 2024, and 2025, no impairment indicators were identified, and no impairment losses were recognized.

10. PREPAYMENT FOR DEVELOPMENT OF INTANGIBLE ASSETS / INTANGIBLE ASSET, NET

The Company’s intangible asset consists of an information technology service management system, a computer software platform that is not an integral part of a computer-controlled machine. The intangible asset is capitalized at cost, which includes development costs paid to the system developer and other directly attributable costs of preparing the asset for its intended use.

Capitalization Criteria: Development costs are capitalized when they meet the criteria for recognition as an intangible asset under ASC 350. Specifically, only costs incurred during the application development stage are capitalized. Costs incurred to enhance or extend the performance of the asset beyond its original specifications are also capitalized if they meet the recognition criteria. Maintenance costs or costs incurred during the preliminary project stage are expensed as incurred.

As of December 31, 2025, the Company incurred a payment of HK$11,123,475 in advance to third-party developers for the development of AI-powered corporate management decision platforms and the deployment of Cloud’s enterprise-grade infrastructure that meets the capitalization criteria which was recognized as “Prepayment for development of intangible assets” within non-current assets. Such prepayment will be subsequently transferred to the cost of intangible asset upon the Company’s acceptance of the related deliverables or milestones, as control of the asset is obtained, in the next financial year. The expected date of the usability of those platforms and infrastructure will be in the 4th quarter of 2026.

Following initial recognition, the intangible asset is carried at cost less accumulated amortization and any accumulated impairment losses. The asset is amortized on a straight-line basis over its estimated useful life of 5 years, reflecting the period over which the Company expects to derive economic benefits from the asset.

As of December 31, 2024 and 2025, the balances of the intangible asset are as follows:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Information technology service management system	3,404,743	3,404,743	436,506
Less: accumulated amortization	(1,060,316)	(1,841,791)	(236,127)
Intangible asset, net	2,344,427	1,562,952	200,379

Amortization: Amortization of the intangible asset began in 2023 when the asset was ready for its intended use. The timing of amortization reflects the asset’s readiness for economic use, regardless of its actual deployment or operational use. Amortization expenses for the years ended December 31, 2023, 2024, and 2025, were HK$378,801, HK$681,515 and HK$781,475 (US$100,189), respectively. Amortization is calculated on a straight-line basis over the asset’s useful life of 5 years.

Impairment Considerations: The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The impairment test compares the carrying amount to the undiscounted future cash flows expected to result from the use of the asset. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the fair value of the asset. For the years ended December 31, 2023, 2024, and 2025, no impairment indicators were identified, and no impairment losses were recognized.

11. ACCOUNTS PAYABLE

The following table presents the balances of accounts payable as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Accounts payable	4,546,960	12,715,835	1,630,236

Accounts payable represent amounts due to suppliers for subcontracting fees, hardware costs, software license costs, and IT application license costs.

Payment Terms

The Company’s accounts payable are current liabilities, typically due within 30 to 90 days of the invoice date, depending on the terms negotiated with each supplier. The Company’s payment practices aim to align with standard industry terms and cash flow management practices.

Liquidity and Risk Management

The Company regularly assesses its liquidity needs and monitors its ability to meet short-term obligations. As of December 31, 2025, the Company has sufficient cash and cash equivalents to settle its current liabilities, including accounts payable, as they become due.

The Company does not anticipate any liquidity constraints in settling remaining payables and maintains adequate working capital reserves to ensure the timely settlement of all liabilities.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table presents the balances of payroll and welfare payables and accrued expenses as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Payroll and welfare payables	798,023	1,229,231	157,595
Accrued expenses	40,788	1,709,356	219,149
	838,811	2,938,587	376,744

Payroll and Welfare Payables: The payroll and welfare payables represent amounts owed to employees for services rendered and the associated mandatory provident fund (MPF) contributions. Under the Hong Kong MPF Scheme, the Company is required to make contributions based on a percentage of qualified employees’ salaries. The Company recognized employee benefit expenses, including independent directors’ fees of HK$3,513,248, HK$5,738,353 and HK$8,010,861 (US$1,027,033) for the years ended December 31, 2023, 2024, and 2025, respectively.

Composition of Accrued Expenses

Accrued expenses primarily consist of amounts due for office operating expenses related to ongoing operational activities. These expenses are recognized as liabilities when the Company has received the services but has not yet paid for them as of the balance sheet date.

Timing and Classification

All amounts recorded in accrued expenses and other current liabilities are classified as current liabilities and are expected to be settled within 12 months of the balance sheet date. These liabilities represent the Company’s short-term obligations and are due in the normal course of business operations.

Employee Benefit Accrual Methodology

The Company calculates its employee benefit liabilities, including MPF contributions, based on statutory requirements and internal compensation policies. Contributions are calculated as a percentage of each eligible employee’s gross salary and are accrued monthly in accordance with ASC 710 (Compensation). The contributions are made to the MPF on behalf of employees as required under the Hong Kong Legislative Council’s regulations.

Liquidity Management

The Company continually monitors its cash flow and liquidity to ensure that it can meet its short-term obligations, including accrued expenses and employee benefits. As of December 31, 2025, the Company has sufficient cash reserves to settle these liabilities as they become due. The Company does not anticipate any liquidity constraints that would impact its ability to meet these obligations in a timely manner.

13. INCOME TAXES

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Vigorous is incorporated in British Virgin Islands and conducts its primary business operations through the subsidiary in Hong Kong. Under the current laws of British Virgin Islands, British Virgin Islands levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and the Company is therefore not subject to tax on income or capital gains arising in British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Sereno is subject to a two-tiered income tax rate in Hong Kong. The first HK$2,000,000 of profits are taxed at a rate of 8.25%, while any remaining profits are taxed at the standard rate of 16.5%.

The following table summarizes the composition of income tax expense for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$ (Note 2(e))
Current income tax expense	2,010,472	2,199,591	-	-
Deferred tax expenses	151,343	1,063	-	-
	2,161,815	2,200,654	-	-

Tax Rate Reconciliation

The reconciliation between the Hong Kong statutory income tax rate applicable to the Company’s profits and the income tax expense is presented below:

	For the years ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$ (Note 2(e))
Profit / (Loss) before provision for income taxes	14,267,488	14,070,908	(23,550,966)	(3,019,356)

Income tax expenses computed at statutory rate	2,354,135	2,321,699	(3,885,909)	(498,193)
Tax effect of preferential tax rate	(165,000)	(165,000)	-	-
Tax effect of expenses not deductible for tax purpose	-	53,307	1,407,274	180,419
Tax effect of income not subject to tax	(26,795)	(7,852)	(1,560)	(200)
Tax effect on temporary difference not recognized in previous period	2,475	-	-	-
Changes in valuation allowance	-	-	2,480,195	317,974
Tax effect of tax deduction	(3,000)	(1,500)	-	-
Total income tax expense	2,161,815	2,200,654	-	-

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred tax liabilities were as follows:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Deferred tax liabilities, net, beginning balance:
Accelerated tax depreciation	(309,198)	(392,986)	(50,383)
Allowance for credit losses on accounts receivable	81,463	165,178	21,177
Allowance for credit losses on amount due from related companies	1,268	278	36
Total deferred tax liabilities	(226,467)	(227,530)	(29,170)
Charged to consolidated statement of operations:
Accelerated tax depreciation	(83,788)	-	-
Allowance for credit losses on accounts receivable	83,715	-	-
Reversal of allowance for credit losses on amount due from related company	(990)	-	-
Tax loss	-	-	-
Deferred tax liabilities, net, ending balance	(227,530)	(227,530)	(29,170)

Realization of Deferred Tax Assets

The realization of the net deferred tax assets is dependent upon several factors, including future reversals of existing taxable temporary differences and the generation of adequate future taxable income. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis, considering both positive and negative evidence.

The Company assesses deferred tax assets under the “more-likely-than-not” criteria, based on recurring profitability and the expected availability of future taxable income to offset temporary differences and tax loss carry forwards. Tax loss carry forwards are assessed with respect to their expiration periods and the probability of future taxable income sufficient to utilize these losses.

For the year ended December 31, 2025, the Company did not recognize any deferred tax assets as management determined that it is not more likely than not that such assets will be realized. This determination was based on the operating loss incurred during the current year and the uncertainty regarding future taxable income, taking into account historical performance and financial projections.

The unutilized tax losses carried forward as of December 31 2025 amounted to HK$6,489,126 (US$831,939). The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date.

Uncertain Tax Positions

In accordance with ASC 740-10, the Company evaluates each uncertain tax position based on its technical merits, and measures any unrecognized benefits associated with tax positions. Each position is reviewed individually, considering past audits, interpretations of tax law, and developments in tax regulations. The Company assesses whether it is more likely than not that a tax position will be sustained upon examination by the relevant tax authorities, based solely on the technical merits of the position.

As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company also did not accrue any liability, interest, or penalties related to uncertain tax positions, as there were no positions where it was determined that an unfavourable outcome was probable.

The Company continues to monitor developments in tax law and evaluates any changes in its tax positions on a quarterly basis. Should any uncertain tax positions arise in the future, the Company will measure and record any potential liabilities in accordance with ASC 740.

14. BANK BORROWINGS

The following table presents the balances of bank borrowings as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	HK$	HK$	US$ (Note 2(e))
Bank borrowings, current portion	284,404	504,838	64,723
Bank borrowings, non-current portion	4,715,596	4,210,245	539,775
	5,000,000	4,715,083	604,498

On May 27, 2024, Sereno secured an instalment bank loan of HK$5,000,000 (US$641,026) under the SME Financing Guarantee Scheme with a 100% guarantee provided by HKMC Insurance Limited. The loan is backed by an unlimited personal guarantee from Yee Kar Wing and Hui Wai Ming, the Company’s shareholders. The interest of the loan shall be calculated at the prime rate quoted by the bank from time to time minus 2.25% per annum, i.e. 3.625% per annum at the first drawdown date of the loan. The loan is scheduled to be repaid over 120 monthly instalments, starting from June 26, 2024, and continuing through May 26, 2034. The first 12 months shall be of interest payment only and the remaining instalments after the first 12 months shall be equal instalment payments comprising principal and interest payment. The annual interest rate of the loan has been reduced to 2.75% in December 2025.

Interest related to the bank borrowings were Nil, HK$100,939 and HK$145,289 (US$18,627) for the years ended December 31, 2023, 2024, and 2025 respectively.

As of December 31, 2025, the borrowing will be due according to the following schedule:

As of December 31, 2025
HK$
Within 1 Year	504,838
Between 1 to 2 Years	518,898
Between 2 to 3 Years	533,328
Between 3 to 4 Years	548,207
Between 4 to 5 Years	563,468
Between 5 to 6 Years	579,161
Between 6 to 7 Years	595,273
Between 7 to 8 Years	611,869
Between 8 to 9 Years	260,041
4,715,083

15. EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on October 8, 2024 as an investment holding company with authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each. One ordinary share was issued on October 8, 2024. The authorized share capital was changed to 500,000,000 ordinary shares of par value US$0.0001 each and the one issued share was sub-divided into 10 ordinary shares on October 18, 2024. The Company completed a reorganization on October 24, 2024 following which Vigorous and Sereno came under the control of the Company. 32,500,000 ordinary shares of par value US$0.0001 each was in issue on October 24, 2024.

On September 17, 2025, the Company closed its IPO of 2,990,000 ordinary shares, par value $0.0001 per ordinary share at the price of US$4.0 each, totalling US$11,960,000. All these shares rank pari-passu with the existing shares in all respect. Upon completion of the IPO, the Company had 35,490,000 Ordinary Shares and issued and outstanding.

16. EARNINGS / (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$ (Note 2(e))
Numerator:
Numerator for basic and diluted earnings / (loss) per share – Net income / (loss) attributable to the Company’s shareholders	12,105,673	11,870,254	(23,550,966)	(3,019,356)

Denominator:
Denominator for basic and diluted net income per share – weighted average number of shares	32,500,000	32,500,000	33,376,521	33,376,521

Basic and diluted earnings / (loss) per share:	0.37	0.37	(0.71)	(0.09)

Explanation of EPS / (LPS) Calculation

Basic earnings / (loss) per share is calculated by dividing the net income attributable to the Company’s shareholders by the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2023 and 2024, the Company had 32,500,000 ordinary shares outstanding, with no changes in the number of shares during the periods.

For the year ended December 31, 2025, the Company’s ordinary shares increased from 32,500,000 to 35,490,000 on September 16, 2025, following the issuance of 2,990,000 ordinary shares from its public offering. Accordingly, the weighted average number of ordinary shares outstanding used in the calculation of basic earnings / (loss) per share was 32,500,000, 32,500,000 and 33,376,521 for the years ended December 31, 2023, 2024 and 2025, respectively.

Diluted earnings / (loss) per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average number of shares outstanding during the period, including the effect of all potentially dilutive securities, if any. For the years ended December 31, 2023, 2024, and 2025, the Company had no dilutive securities outstanding, resulting in basic and diluted earnings / (loss) per share being the same.

No Potential Dilutive or Anti-Dilutive Securities

As of December 31, 2024 and 2025, the Company did not have any options, warrants, convertible securities, or other instruments that could potentially dilute the earnings per share calculation. Therefore, the Company’s basic earnings / (loss) per share and diluted earnings / (loss) per share are the same for both years.

17. COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2024 and 2025, the Company had no capital expenditure commitments or other significant contractual obligations. The Company continuously monitors its capital needs and has the financial flexibility to adjust to future investment requirements. The Company has no plans for material capital expenditures at this time.

(b) Contingencies

The Company may become involved in legal proceedings, investigations, and regulatory actions arising in the ordinary course of business. These proceedings could include disputes with vendors, customers, or regulatory bodies. The outcomes of such proceedings are inherently uncertain, and while the Company does not currently anticipate that any such matters will have a material adverse effect on its financial position, results of operations, or cash flows, it continues to assess legal risks on an ongoing basis.

On July 2, 2025, a multinational OEM company (through its Hong Kong subsidiary, the “Plaintiff”) commenced legal proceedings in the High Court of Hong Kong, Court of First Instance against our Chief Executive Officer and one of our subsidiaries, Sereno Cloud Solution HK Limited (“collectively referred to as Defendants”), in connection with a prior commercial dispute. The complaint alleges, as a threshold matter, that the subsidiary induced the Plaintiff to enter into a settlement agreement dated October 21, 2022 through fraudulent misrepresentations and unlawful means conspiracy, and seeks rescission of that settlement agreement. The Plaintiff further alleges, contingent upon the success of the rescission claim, historical breaches of an original equipment manufacturer agreement entered into in 2018 and a subsequent undertaking agreement.

The Company intends to vigorously defend the action. The proceedings are at a preliminary stage; the Defendants have filed their Defence recently denying the allegations and discovery has not yet commenced. At this stage, the Company is unable to reasonably estimate the possible loss, if any. Accordingly, no provision has been recognized in the consolidated financial statements.

Except as disclosed above, as of December 31, 2024 and 2025, the Company was not a party to any material legal or administrative proceedings that would require disclosure under ASC 450 (Contingencies). The Company has established internal controls to monitor and assess the potential impact of legal and regulatory risks, and regularly consults with external legal counsel to ensure that any developments are accounted for in accordance with U.S. GAAP.

The Company continually monitors developments in its legal environment and updates its assessments regularly. If any legal proceedings are anticipated to result in a loss that is both probable and reasonably estimable, the Company will recognize a provision for that loss in accordance with ASC 450. However, as of December 31, 2024 and 2025, no such provisions have been recognized.

Additionally, the Company does not expect any significant contingencies in the near term that would materially impact its financial position or operations.

18. SUBSEQUENT EVENTS

The Company evaluated all subsequent events and transactions that occurred after the balance sheet date through the date of this report, which is the date the consolidated financial statements were available to be issued. This evaluation was performed in accordance with the requirements of ASC 855 (Subsequent Events).

As part of this evaluation, the Company reviewed all significant events occurring between the balance sheet date and the issuance date of the consolidated financial statements to determine whether any recognized subsequent events (events that provide additional evidence about conditions that existed at the balance sheet date) or non-recognized subsequent events (events that provide evidence about conditions that arose after the balance sheet date) required adjustment or disclosure in the consolidated financial statements.

Based on this evaluation, the Company determined that no subsequent events required adjustment or disclosure in the consolidated financial statements except the following:

On March 13, 2026, certain shareholders filed a class action in the United States District Court for the Southern District of New York (the “Southern District of New York”) against the Company and some of its executive officers. The aforementioned complaint filed in the Southern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and alleged generally that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business, operations, and true nature of the trading activity in the securities. Plaintiff and the Company have stipulated to, and the Court has ordered that following the appointment of Lead Plaintiff and Lead Counsel, the parties will further agree on a briefing schedule for the Lead Plaintiff to file an amended complaint and for the Company to respond to the newly amended complaint. Motions for Lead Plaintiff and Lead Counsel are currently pending with the Court. The Company intends to file a motion to dismiss the amended complaint when filed, and vigorously defend the action. At this stage, the Company is unable to predict the outcome of this lawsuit or reasonably estimate any potential loss or range of loss, and no provision has been recognized in these consolidated financial statements.

